Schlumberger Limited
2010 Annual Report



Received SEC
MAR 02 2011
Washington, DC 20549

Schlumberger

Financial Performance

(Stated in millions, except per share amounts)

Year ended December 31	2010	2009	2008
Revenue	**$ 27,447**	$ 22,702	$ 27,163
Income from continuing operations	**$ 4,267**	$ 3,156	$ 5,397
Diluted earnings per share from continuing operations	**$ 3.38**	$ 2.61	$ 4.42
Cash dividends declared per share	**$ 0.84**	$ 0.84	$ 0.84
Net debt	**$ 2,638**	$ 126	$ 1,129

Safety and Environmental Performance

Year ended December 31	2010	2009	2008
Combined Lost Time Injury Frequency (CLTIF)—Industry Recognized (OGP)	**1.3**	1.4	1.8
Auto Accident Rate mile (AARm)—Industry Recognized	**0.36**	0.39	0.44
Tonnes of CO_2 per employee per year†	**14**	13	14

†Continuing analysis of Schlumberger carbon dioxide emissions has shown that WesternGeco marine vessels and Integrated Project Management drilling rig operations are the two largest contributors to total company emissions. Schlumberger includes in its figures only those emissions from drilling rigs operated entirely under its control.

Schlumberger is the world's leading oilfield services company supplying technology, information solutions, and integrated project management that optimize reservoir performance for customers working in the oil and gas industry. The company employs approximately 108,000 people of over 140 nationalities working in approximately 80 countries. Schlumberger supplies a wide range of products and services, from seismic acquisition and processing; drill bits and drilling fluids; directional drilling and drilling services; formation evaluation and well testing to well cementing and stimulation; artificial lift and well completions; and consulting, software, and information management.

In This Report

Inside Front Cover Financial, Safety, and Environmental Performance

Page 1 Letter from the Chairman

Page 3 One Team, One Goal
The 2010 Winner of the Schlumberger Chairman's Award

Page 4 To Find Oil, You Have to Drill

Page 17 Annual Report on Form 10-K

Inside Back Cover Directors and Officers

Inside Back Cover Corporate Information

Front Cover

From September to October 2010 Schlumberger helped Chilean national copper company Codelco and national oil company ENAP engineer and drill a third shaft planned as a backup for the ultimately successful rescue of the 33 miners trapped in the San Jose mine. Schlumberger and Smith provided drilling services that included planning and engineering, directional drilling, wellbore trajectory measurement, drilling fluids, and drill bits.

Letter from the Chairman

Schlumberger revenue in 2010 reached a new high of $27.45 billion, driven by strong activity in North America, steady progress in international markets, and the acquisitions of Geoservices and Smith International. Oil demand consumption averaged 87.7 million barrels per day in 2010, making the year-on-year increase the second largest in three decades, while natural gas prices saw pressure from higher unconventional gas production in North America and a greater supply of liquefied natural gas (LNG) around the world.

Within this market, Schlumberger Oilfield Services full-year revenue in 2010 of $22.08 billion grew 8% versus 2009, driven by recovery in North America with increasing demand and stronger pricing for pressure pumping services. This Area also benefited from greater activity in liquids-rich plays. Offshore, the tragic Macondo incident in the US Gulf of Mexico led to a shutdown in deepwater operations that severely impacted revenue and led to slowdowns in other parts of the world. Middle East and Asia Area revenue climbed 7% from a number of factors, including increasing Wireline logging and expanded IPM work. Latin America revenue grew by 2%, with rapid growth in Brazil overcoming weaker activity in Mexico as poor weather, increasing security concerns, and reduced client budgets impacted operations. Europe/CIS/Africa revenue decreased 4% versus 2009. Among the Technologies, growth was primarily seen in Well Services activities, both in volume and in price, although the acquisition of Geoservices also contributed to the increase.

In addition to growing activity, results were underpinned through continuing market penetration of new-technology services such as Scope* advanced logging-while-drilling measurements, Scanner* wireline technologies, and ACTive* coiled tubing services. Scanner services were boosted by the commercial introduction of the latest family member, the Dielectric Scanner* multifrequency dielectric dispersion service. In reservoir production, ACTive real-time coiled tubing services saw growth, particularly with ACTive conveyance of Wireline production logging technology and fiber-optic continuous measurement of temperature and pressure along the wellbore. The growing deployment of integrated technologies such as these highlights exciting growth possibilities across the Schlumberger technology portfolio.

It was, however, Drilling services that displayed early evidence of the opportunities provided by the acquisitions of Geoservices and Smith International. These successes included the completion of a remote three-well exploration project offshore Greenland that used Schlumberger technologies as well as Smith and M-I SWACO products and services and Geoservices mud logging. In Brazil, a similar combination of services helped one well record substantial increases in rates of penetration while meeting all directional drilling goals. In this particular case, the integrated nature of the bottomhole assembly demonstrated how technology optimization can benefit performance in the high-cost deepwater drilling environment. A third such operation offshore Indonesia further displayed the value of integrated bottomhole assemblies.

WesternGeco revenue of $1.99 billion in 2010 was 6% lower than 2009 primarily as a result of lower marine activity and weaker pricing. While land activity was also weaker, strong multiclient sales, particularly in the fourth quarter, were able to offset some of these effects. New seismic technology scored some significant successes with the penetration of marine single-vessel, full-azimuth Coil Shooting* surveys into a number of the major offshore basins around the world. Coil Shooting aquisition, unique to Schlumberger, brings better illumination of complex presalt, subsalt, and sub-basalt formations in a variety of environments.

The integration of Geoservices and Smith International proceeded smoothly. The complementary nature of many of our product and service lines helped the process as a network of integration teams and Area coordinators rapidly identified revenue and cost-synergy opportunities that contributed to results in 2010 and that augur well for 2011. Total Schlumberger 2010 results reflect four months of activity from the acquired Smith businesses, which contributed revenue of $3.30 billion.

From the perspective of safety, 2010 was a year of improvement in performance, with both injury rates and automotive accident rates falling by 8%. I believe that the effort put into driving management processes is paying off, and I expect us to continue to involve our land transportation contractors in our practices in 2011. Unfortunately, three fatal work process-related events reminded us that we must remain vigilant in the workplace and ensure that all work procedures are followed. The coming year will be one of consolidating lessons already learnt as well as one of instilling our safety practices in the 25,000 employees who joined us in 2010.

Two years ago we began a program called "Excellence in Execution". This was designed to create a step change in our service quality and efficiency and, in deepwater, was aimed at enabling clients to reduce the risk and cost of their deepwater operations. The program, in addition to equipment and procedural improvements, provides for competency certification of all personnel involved in deepwater operations. We have been encouraged by the initial results of this multiyear initiative, as well as by our customers' acceptance of it. While additional control and oversight will undoubtedly add cost, this will be offset in the long run by improvements in operating procedures and technology. We therefore welcome current efforts to better understand and control the risks associated with deepwater operations.

As we look forward to 2011, it is important to remember that the primary driver of our business has always been, and will remain, the demand for oil and gas. Oil prices have moved into a range that will encourage increased investment, particularly in exploration, which remains the swing factor in operators' budgets. While we do not anticipate any substantial recovery in deepwater US Gulf of Mexico, we do expect a marked increase in deepwater activity in the rest of the world. These factors, coupled with increases in development activity and production enhancement in many other areas, promise stronger growth rates as the year unfolds.

For natural gas, activity in the United States is likely to remain strong—at least through the first half of the year—owing to the commitments necessary to retain leases, the backlog of wells to be completed, and the contribution of natural gas liquids to overall project economics. Increased service capacity, however, will negatively affect pricing at some stage during the year.

Overseas, the governing factor on gas activity, particularly in the Middle East, will be the ability of many nations to use gas as a substitute for oil to meet increased local energy demand, thus freeing up more liquids for export. Elsewhere, the long lead time necessary to execute large gas projects for LNG export will ensure that a certain level of activity is maintained.

Unconventional gas resources will continue to attract considerable interest outside North America. The leading activity will continue to be for conventional gas in tight, or low-permeability, reservoirs and in coalbed methane developments. There will be exploration activity around the potential that shale gas offers in many parts of the world.

In conclusion, I would like to thank our customers for their confidence and support and our employees for their dedication and commitment. Increased activity coupled with the greater technology needs of higher exploration, deepwater spending, and tight gas activity—particularly outside North America—will make 2011 a stronger year for Schlumberger. The importance of risk reduction and the minimization of drilling cost make the acquisitions of Geoservices and Smith major contributors to our future growth.



Andrew Gould
Chairman and Chief Executive Officer

Performed by Schlumberger
One Team, One Goal

Every year, the Performed by Schlumberger program recognizes projects across the company that have demonstrated excellence in teamwork, innovation, and business impact. The highest recognition goes to the project with the greatest overall impact, and that project receives the Schlumberger Chairman's Award. In 2010, the award went to the Mexico South Project Team.



Wireline Field Engineer Viviane Karcher supervises ongoing openhole logging operations. In the Mexico South project, PEMEX and Schlumberger teams work closely together and Schlumberger technologies are well integrated to improve performance and optimize production.

Historically, oil fields in the Mexican national oil company PEMEX's South Region have performed an important role in the country's oil production, providing light sweet crude for blending with heavier crudes produced from other regions. In recent years, South Region production peaked at approximately 450,000 bbl/d. Faced with declining production in other regions, PEMEX challenged the region to deliver 650,000 bbl/d by 2015. To achieve this goal requires a dramatic increase in drilling intensity, which in turn requires an integrated approach—both in project management and in service delivery. Extreme operating conditions and a difficult drilling environment complicate the challenge, with average well depths approaching 20,000 ft and temperatures exceeding 370 degF.

In 2007, PEMEX contracted Schlumberger to manage two major initiatives launched in response to this challenge: the Mesozoic and Alianza Projects. A close partnership formed between the PEMEX drilling department and the Schlumberger Integrated Project Management team responsible for overseeing the operations. The Schlumberger and PEMEX drilling and productivity groups also worked closely together to better understand the reservoir's characteristics. The outcome was a clear plan for improving performance and optimizing production.

By 2010, the two projects had exceeded all expectations, with their wells delivering over 90,000 bbl/d to the region's production, more than 30% higher than was planned by this stage. Over 300,000 ft has been drilled and more than 40 new technologies deployed. One factor in this success is the focus on continuous performance improvement based on the global Schlumberger Excellence in Execution initiative, which has contributed to an average improvement of more than 60% in performance indicators between 2007 and 2010. Another factor is the close collaboration with PEMEX's geoscientists and engineers to meet the challenges of drilling to such depths. The projects still face other challenges in reaching their targets for 2015, but the results delivered so far are a source of inspiration for the future.

To Find Oil, You Have to Drill





Drilling as a Science

Connecting research scientists with field operations in real time enables close collaboration in the development of new drilling technologies. Senior Development Engineer Rustam Isangulov and Program Manager Maurice Ringer track drilling operations remotely from the Operation Support Center in the Schlumberger Cambridge Research Center, UK.



Understanding Rock Mechanics
With exploration and production moving to more complex reservoirs, knowledge of rock geomechanical properties is critical to the efficiency of the drilling process. Geomechanic Engineer Nancy Clizbe Patti performs mechanical tests on samples of reservoir rock at the TerraTek Geomechanics Laboratory, Salt Lake City, Utah, USA. Schlumberger acquired TerraTek, Inc. in 2006.*

To Find Oil, You Have to Drill

Under current policies, global primary energy demand is forecast to grow by more than 40% over the next 25 years. To meet this demand, a wide range of energy resources is required, with oil and natural gas providing the majority. Yet about half of the conventional oil needed by the end of the next decade has still to be developed—or even found—and it is possible that conventional non-OPEC oil production levels may already be reaching a plateau. New oil supplies to fill the deficit will have to come from more unconventional and difficult-to-reach sources that require new technology for their safe and economic development.

The situation is similar for natural gas—much of the production needed by 2035 will come from fields placed on production since 2008. And while considerable conventional sources exist, the vast majority of the world's gas resources are unconventional—trapped in shale formations, low-permeability reservoirs, and coalbed methane formations. Although producing from these unconventional reservoirs is technologically intensive, the growth in their contribution to today's energy production has been dramatic, particularly in the United States.

With costs rising for new supplies of both oil and natural gas, the challenges of matching supply and demand can only increase. New geographies characterize some of these challenges, including offshore Greenland and central Sub-Saharan Africa, while extraordinary concentrations of activity can be found in Brazil, the North Sea, North Africa, Southeast Asia, Eastern and Western Siberia, and the Caspian.

Across these and other areas, the industry is challenged by deeper water, more difficult logistics, increasingly complex geological settings, and higher degrees of temperature and pressure. The result is greater difficulty in transforming resources into reserves, and reserves into production.

Given this context, an old industry adage holds truer than ever: If you want to find oil, you have to drill. But not only do you have to drill, you also have to increase the intensity at which you drill—in terms of technological sophistication, well and reservoir complexity, and operational efficiency and effectiveness.

Increasing Drilling Intensity—The Role of Technology

Over the last 30 years, one succinct measure of drilling intensity has been the technology that makes it possible to construct deviated wells that reach 12 km in length and vertical wells that reach a similar number of kilometers in depth. Another is the technology that positions wells to remain within meters of a given target or to follow thin reservoir beds closely over considerable lateral distances.

But the need for drilling technology can also be measured by the market for drilling services—a market that has trebled in only 10 years. With neither the global rig count nor the worldwide production of oil and gas experiencing similar growth, this increase reflects the increased drilling intensity and technology needed to sustain and grow oil and gas production. Given the task that lies ahead, even further advances in drilling technology are required to improve operational performance, reliability, and cost-effectiveness to in turn reduce overall finding and development costs. These technology advances fall into three areas.

First, new technology must lower technical risk and increase performance in the exploration and development of conventional hydrocarbons from the world's remaining underexplored or undeveloped areas. In the last 10 years, more than half of all new oil and gas fields discovered have been offshore—a trend that is likely to continue, particularly in deepwater areas.

Second is the technology required to recover the unconventional hydrocarbons that make up an increasing part of the supply. The need is for better extraction, lower cost, and a smaller environmental footprint. The doubling of North American land rigs with horizontal drilling capability between 2007 and 2010 demonstrates the extent to which this change is occurring.

The third area for technology development concerns reserves already in production. Prolonging their exploitation and increasing their ultimate recovery represent a major opportunity. It is here that increased drilling intensity will have the biggest impact in the short to medium term, with new concepts such as the Factory Drilling* approach—pioneered by Schlumberger—already proving their worth.

Designing for Faster Drilling (above)
Engineering tests in the laboratory translate to better drilling performance in the well. Technician Ryan Meng prepares to test a polycrystalline diamond compact (PDC) cutter design on a sample rock formation at the Smith Bits Engineering Center in Houston, Texas, USA. The results are used to simulate the drilling mechanisms and optimize the design of the bit.



Integrating Technology (left)
Traditional product boundaries are being broken as technology development moves increasingly toward integration of the drilling workflow. Engineers from Schlumberger, Smith Neyrfor, and Extreme Engineering, a company acquired by Schlumberger in 2008, collaborate on the development of integrated downhole technology to ensure the compatibility of bottomhole assembly components.

Obviously, the days of any one drilling technology meeting a variety of applications are over. Considering that the average nonproductive time in drilling operations worldwide remains about 20%, and adding the extra cost that will undoubtedly arise from further control and oversight of deepwater operations, the value of differentiated drilling technologies can only increase.

However, the development of drilling technology has largely been as a series of separate components. And while their individual performance has been optimized, similar optimization of the entire system, from rig floor to drill bit, must now be targeted in an integrated manner. Only then will it be possible to make the required step change in performance that the future supply of oil and gas requires. But engineering this combination goes beyond the integration of drilling technologies and requires optimization of the entire drilling workflow—from research and engineering to operational execution.

Improving Drilling Performance—The Need for Integration

Today, a large part of the energy input at the drilling rig floor may never reach the drill bit. Instead of cutting rock, energy is lost through friction, mechanical shock, and vibration—all of which can lead to premature failure of downhole equipment, longer drilling times, and higher economic and technical risks. Indeed, the motion of thousands of meters of spaghetti-like pipe in a wellbore a few tens of centimeters in diameter is prone to all manner of mechanical behavior that is only becoming understood today. In fact, studies have shown that improvement in the management of energy input at the surface can increase downhole tool reliability by a factor of two or three.

At the same time, drilling performance is constrained by the ability to understand and control the downhole environment—including reservoir characteristics, rock properties, drilling fluid behavior, and borehole pressure. Real-time data transmitted from the bottomhole drilling assembly already provide much valuable information, but the integration and control of drilling components require a wider range of recorded parameters in addition to measurement continuity from the drill bit to the rig floor. After all, what cannot be measured cannot be controlled or improved.

Achieving a step change in drilling performance begins with recognizing the three key objectives of the workflow. The first of these is increasing overall drilling efficiency, which is a function of the rate of penetration and the overall time actually spent drilling. The second is precise well placement and formation evaluation to maximize production and provide quantitative reservoir characterization. The third objective is wellbore evaluation and assurance, defined as the need to protect the integrity of the well throughout its productive life.

Reaching these objectives requires a move from regarding drilling as an art form to thinking of it as a science. As such, a much greater degree of optimization is necessary across the drilling workflow, from the development of technology through its application in the field.

Optimizing the Workflow—From Technology to People

Optimizing the drilling workflow is a complex and multidimensional challenge. It begins with a commitment to research and development, which must be approached in an integrated multidisciplinary manner because the technical solutions span an entire spectrum of scientific disciplines. Indeed, experience has already shown that testing drilling concepts in the laboratory with computer simulation or through the use of scale models can dramatically reduce technology development times.

Drilling—Optimizing Bit Design

The rate of penetration, or the speed at which a well is drilled while maintaining good directional control, is largely dependent on the efficiency at which the drill bit is able to cut or grind the rock. This in turn depends on the weight applied to the bit, the rate of its rotation, and the manner in which the bit addresses the rock.



The design engineers at Smith Bits use the IDEAS* integrated dynamic engineering analysis system to understand how the cutting structure interacts with the rock and its behavior as an integral part of the total drilling system. Even small changes in cutter position and orientation can have significant effects on drilling performance and reliability.

Using the IDEAS system, the designer can arrive much more quickly at an optimal design and then certify the performance capabilities of each bit through a simulation and modeling methodology that takes into account not just the lithology but also the drillstring, drive system, bottomhole assembly, and total system influence on drillbit behavior.

By combining the Smith engineering workflow with information detailing the exact steering process for the latest Schlumberger rotary steerable tools, a new range of drill bits matched to both drilling environment and rotary steerable system can be developed.

Modeling on a Small Scale (above)
Modeling provides rapid testing of research theory. Scientific Advisor John Cook uses scale models of the drilling assembly in the Schlumberger Cambridge Research Center to advance understanding of the complex vibration characteristics encountered while drilling. The physical properties of the model components are chosen to faithfully mimic those of a full-size drillstring.



Testing the Big Picture (left)
The horizontal drilling facility in Stonehouse, Gloucestershire, UK, gives research engineers the flexibility to perform practical drilling tests using full-scale equipment in a variety of horizontal well trajectories. Tests that previously took months of preparation and planning can now be completed in a matter of days, shortening the time to market for new technology.

But integrating the drilling workflow also demands access to all the technologies of the drilling system—the bottomhole assembly, drilling fluid, drillstring, and surface equipment. In 2010, Schlumberger gained this access through the merger with Smith International, the acquisition of Geoservices, and the joint-venture agreement with National Oilwell Varco for wired drillpipe technology development. Each company is a clear leader in its own field.

However, one further step to complete integration is required—the combination of technology with people and process. Over the past five years, Schlumberger has developed Operation Support Centers around the world. From initial applications in the North Sea and the Gulf of Mexico, the OSC* network has evolved to an industrialized and global deployment of more than 30 centers that provide 24/7 performance assurance for drilling operations worldwide—both on land and offshore.

The centers are staffed by specialists from a range of technical disciplines, and their remote support has made possible sustained reductions in nonproductive drilling time. The same specialists mentor less-experienced crews on the job and improve operational visibility to accelerate organizational learning. As a result, recurring patterns of workflow and technology issues are identified and addressed through local training, regional guidelines, and global standards.

As more complex and difficult-to-reach reservoirs are developed, the Operation Support Centers also optimize technical expertise for performing higher value real-time workflows, such as drilling optimization, well placement, and drilling geomechanics. With the industry facing increasingly greater drilling challenges, the centers provide the operational platform required to manage performance—particularly in the high-cost deepwater environment.

Engineering for Reliability—Learning from Others

About one-fifth of the total time spent drilling a well today is nonproductive. While natural events such as adverse weather are partly responsible, equipment failure and human error also contribute. And while remote support centers help improve the latter, improving the reliability of the technology deployed can also increase performance. This is a significant prize: one-fifth of the time translates to one-fifth of the cost, and with operating budgets in the billions of dollars, the money at stake is huge.

But the development of technology requires many different inputs and considerations that are not necessarily specific to the exploration and production industry. It is therefore instructive to consider techniques that can be adopted from other leading industries as we seek to create a step change in our own performance.

The functions of today's family car, for example, are monitored by ever greater numbers of sensors. Dashboard computers track performance, measure efficiency, and warn of impending problems. In contrast, the monitoring of a drilling rig and its equipment is much more limited—with sparse instrumentation on the drawworks, drillpipe, bottomhole assembly, and drill bit.

But beyond monitoring and automation, the automotive industry has also been a leader in engineering and manufacturing methods dedicated to improving reliability and ensuring repeatability. With the drive toward improved drilling efficiency, similar changes in oilfield technology can be achieved. While a quality rating of 97% may seem acceptable, it corresponds to 30 hours lost in every 1,000—or about a day a month.

Drilling Measurements—Monitoring, Instrumentation, and Control

Measurement is key to understanding the science of drilling, and the only way to gain a complete picture of the drilling environment is to combine measurements coming from both downhole and surface sensors. The drilling fluid, which circulates down the drillstring before returning to surface, is an excellent source of information because it carries rock cuttings together with small quantities of formation fluids absorbed during the circulation process.



Engineers from Geoservices employ a variety of surface sensors together with precision measurement equipment such as gas chromatographs and mass spectrometers to analyze the drilling process from the surface. For example, Geoservices FLAIR* technology provides the quantitative composition of any light hydrocarbon components in the drilling fluid returns—corrected for the effects of recycling and contamination. This composition can vary dramatically, not only in different reservoirs but also within different compartments and zones of the same reservoir formation.

Combining these surface measurements with real-time downhole formation evaluation and drilling mechanics data from Schlumberger Drilling & Measurements technologies delivers a powerful tool for optimizing the rate of drilling while positioning the wellbore in the most productive zone. Furthermore, such real-time measurements can serve as input data to control algorithms that form the basis for a future generation of optimized automatic drilling.



Testing for Quality
The Schlumberger Engineering, Manufacturing and Sustaining organization focuses on equipment reliability, manufacturability, and maintainability. At the product center in Shanghai, China, Drilling & Measurements Assembly and Testing Technicians Jia Yi Cao and Lei Jiang check part of a PowerDrive rotary steerable system.

To achieve a step-change improvement in technology performance, Schlumberger is establishing systems, processes, and standards across product development and manufacturing centers worldwide. The creation of a new Engineering, Manufacturing and Sustaining organization in 2007 has already brought a strong focus on equipment reliability, manufacturability, and maintenance. The result has been a major evolution in the way the company works and is leading to faster commercialization of more reliable products, more efficient industrialization of innovative ideas, coordinated development of enabling technologies, and stronger operational support.

The most visible first improvements have been achieved through improving existing commercial product quality and reliability—while reducing cost and managing obsolescence. At the same time, what has been learned in sustaining has been applied earlier in new product development. Physically testing of the limits of new designs in different ways builds greater margins into field equipment to make it more robust and more reliable. For example, it is no longer enough to test new designs for resistance to shock or vibration at surface temperatures. Those tests must also be conducted under temperatures and pressures that replicate downhole conditions.

One example of the difference sustaining efforts can make is illustrated by the PowerDrive* 475 rotary steerable system. In 2009, this technology attained a record average mean time between failures of 1,390 hours—representing an increase of 695 hours over the previous year's 694 hours—a 100% improvement. This step change in reliability was achieved through a combined effort involving field locations, technology center efforts, supply chain management, and cooperation with a number of customers.

Continuing to Lead—Excellence in Execution

Greater equipment reliability and the expertise delivered by Operation Support Centers both contribute to improving drilling performance. When combined with integrated drilling systems to achieve greater drilling intensity, they contribute to achieving operational excellence as part of the Schlumberger Excellence in Execution initiative.

Excellence in Execution is a concept designed to increase performance through improving technology development, deployment, and delivery. In a nutshell, it's all about consistency—with everybody getting it right the first time, every time. To make this happen, Schlumberger is making other changes that focus on the field support organization, for it is here that operational tools receive the maintenance they need while in service.

Over the last five years, more than USD 500 million has been invested in building new large oilfield services bases around the world. This investment has been complemented by upgrades of other bases to equally high standards. The new facilities provide standardized and more robust maintenance practices that support the introduction of processes focused on quality improvement, cost reduction, and efficiency. Equipment is tracked through the facility, upon return from one job and on its way to the next, in an approach very similar to that adopted by the aviation industry. This has already led to reduced maintenance time and lower nonproductive operational time.

Of course, it's not only a question of infrastructure; it's also a question of training. Considerable investment has therefore been directed to developing new-generation learning centers. The new centers bring consistency and efficiency to the entire training process. Not only are they equipped with test wells, drilling rigs, service

Drilling Fluid Mechanics—Collaboration and Interaction

Drilling fluids, or "muds," are carefully designed and selected to perform a variety of critical roles in the drilling process. They maintain the necessary hydrostatic pressure to prevent unwanted formation fluids from entering into the wellbore, and their viscous properties are needed to transport cuttings from the bottom of the hole to surface. The chemical properties of the drilling fluid are engineered to inhibit damage to the wellbore surface, and the hydraulic properties are essential to cooling and cleaning the bit as it drills through rock.



M-I SWACO, Smith Bits, and the Schlumberger Research Centers are studying the complex interactions between the bit, drilling fluid, formation, and drilling parameters. Their combined expertise will improve understanding of the mechanisms that influence drilling performance, such as bit balling, an unwanted condition where a sticky mass of consolidated formation cuttings becomes adhered to the bit, which limits its ability to cut through rock and results in reduced penetration.

Drilling fluids are also designed to minimize any potential impact on the environment. M-I SWACO scientists study growth patterns of vegetation in soils exposed to drilling fluids as well as the effects of such fluids on freshwater and marine environments.

Centralizing Maintenance (above)
At the Commerce City base in Colorado, USA, maintenance technicians are actively engaged in the continuous improvement of their facility. The layout of the shop floor and the movement of assets through the maintenance process is continuously optimized using LEAN methodology to further improve efficiency.



Achieving Excellence in Execution (left)
The maintenance and movement of the US land equipment fleet is centralized at the Commerce City Drilling & Measurements base. Logistics Manager Kevin Shackelford, assisted by Tool Traffic Controllers Santiago Alban and Clint McCauley, ensures that customers' equipment needs are constantly met.

pads, and classrooms, they also house laboratories in which technical staff can develop consistent maintenance skills.

Centralized training promotes tremendous standardization—ensuring that every operating engineer, every maintenance engineer, and every crew member is trained to the same level of competency. After all, the training of maintenance engineers is just as important as that of the operating field engineers, particularly since the consistency of their work has a direct bearing on the performance of the equipment in their charge.

The growing intensity of oilfield operations increasingly favors differentiation not only through superior technology but also through operational performance. Excellence in Execution responds to this by significantly improving the way Schlumberger delivers its services and products.

Reducing Operational Risk—Putting It All Together

There is no question that oil and natural gas will still be the major source of the world's energy supply for decades to come. New and innovative technologies will solve many of the challenges in producing the more diverse hydrocarbons that will form part of that supply, but there is no doubt that drilling intensity will have to increase—both on land and offshore. Integrated engineering of drillstring components will be a major contributor to achieving that intensity.

Schlumberger market positions in directional drilling, measurement while drilling, and logging while drilling combined with Smith's leading positions in drill bits, drilling tools, and drilling fluids through M-I SWACO as well as the expertise of Geoservices in mud logging will help customers reach the three key objectives of improved drilling efficiency, better well placement, and wellbore assurance.

Improved drilling efficiency will be achieved by the interoperability and full compatibility of drillstring components with each other and by the increased understanding of the interaction of the drilling process with the rock formation—hydraulically and mechanically.

Better well placement comes through the correct acquisition, interpretation, and application of a combination of surface and downhole petrotechnical measurements to enable precise and accurate wellbore steering while aiding reservoir characterization and increasing productive reservoir exposure. The core Schlumberger skill of petrotechnical metrology represents an unassailable competitive advantage.

Last, greater wellbore assurance results from key Schlumberger skills in subsurface understanding and expertise to ensure wellbore integrity over the life of the well. Schlumberger leadership in petrotechnical skills, workflow processes, and subsurface engineering is the clear differentiator vital to such assurance.

The seamless integration of drilling technology and workflow is the ultimate enabler for increasing drilling intensity while reducing operational risk. To achieve this, there must be a clear drive toward drilling as a science and the implementation of initiatives that encourage equipment reliability and operational consistency. As such, the span of optimization encompasses the design and development of integrated drilling systems, continues through the training of both field crews and maintenance staff, and leverages new-generation facilities for state-of-the-art operational bases, multidisciplinary training centers, and remote operational support locations.

Excellence in Execution—Centralized Maintenance Facilities

Larger-scale facilities provide more standardized and robust maintenance practices. The Drilling & Measurements base in Commerce City, Colorado, USA, is an excellent example of what can be achieved through the centralization of resources. This base manages the maintenance and movement of the



entire US land equipment fleet, covering an operating area of 3 million square miles. The maintenance technicians follow a global training and development program and are actively engaged in continuous improvement of their facility. The layout of the shop floor and movement of assets through the maintenance process have been optimized, and monthly objectives are set to further improve efficiency by identifying and eliminating wasted time and resources.

The maintenance team's ownership of its performance has delivered dramatic results. In the two years since the facility began maintaining the US rotary steerable fleet, the daily throughput of tools has doubled without any significant increase in people or resources. Efficiency gains like this enable quicker turnaround of tools, which reduces the number of assets required. Equipment reliability has also increased with standardization and specialization at one operating base. Logistics are managed by a dedicated control center, which plans the movement of assets for maximum utilization. This implementation of Excellence in Execution benefits customers through improved reliability and equipment availability while Schlumberger benefits from cost and efficiency savings.



Globalizing Standards and Training
Excellence in Execution is a way of working that extends across all Schlumberger technologies. Trainee Electronic Technician Iris Peregrino performs routine maintenance on a Wireline mechanical coring tool in the laboratory at the newly opened operations base in Macaé, Brazil. She follows the same technical training and the same maintenance standards as all other technicians around the world.

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(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**
42, rue Saint-Dominique Paris, France	**75007**
5599 San Felipe, 17th Floor Houston, Texas, United States of America	**77056**
Parkstraat 83, The Hague, The Netherlands	**2514 JG**
(Addresses of principal executive offices)	**(Zip Code)**

SEC Mail Processing Section
MAR 02 2011
Washington, DC
110

Registrant's telephone number in the United States, including area code, is:

(713) 375-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange Euronext Paris The London Stock Exchange SIX Swiss Exchange Ltd.

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2010, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $65.9 billion.

As of January 31, 2011, the number of shares of common stock outstanding was 1,360,993,901.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document have been incorporated herein by reference into Part III of this Form 10-K to the extent described therein: the definitive proxy statement relating to Schlumberger's 2011 Annual General Meeting of Stockholders ("2011 Proxy Statement").

SCHLUMBERGER LIMITED

Table of Contents

Form 10-K

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	7
Item 1B.	Unresolved Staff Comments	12
Item 2.	Properties	12
Item 3.	Legal Proceedings	12
Item 4.	[Removed and Reserved]	12
PART II		
Item 5.	Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	75
Item 9A.	Controls and Procedures	75
Item 9B.	Other Information	75
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance of Schlumberger	76
Item 11.	Executive Compensation	76
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	76
Item 13.	Certain Relationships and Related Transactions, and Director Independence	77
Item 14.	Principal Accounting Fees and Services	77
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	78
	Signatures	79
	Certifications	

PART I

Item 1. Business.

All references in this report to “Registrant,” “Company,” “Schlumberger,” “we” or “our” are to Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries.

Founded in 1926, Schlumberger is the world’s leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Having invented wireline logging as a technique for obtaining downhole data in oil and gas wells, the Company today provides the industry’s widest range of products and services from exploration through production. As of December 31, 2010, the Company employed approximately 108,000 people of over 140 nationalities operating in approximately 80 countries. Schlumberger has principal executive offices in Paris, Houston and The Hague.

On August 27, 2010, Schlumberger acquired all of the outstanding shares of Smith International, Inc. (“Smith”), a leading supplier of premium products and services to the oil and gas exploration and production industry. In connection with this transaction, Schlumberger issued 176 million shares of its common stock, valued at approximately $9.8 billion as of the acquisition date. As a result of this transaction, Schlumberger consists of five business segments as of December 31, 2010 – Schlumberger Oilfield Services, WesternGeco, M-I SWACO, Smith Oilfield and Distribution.

Schlumberger Oilfield Services operates in each of the major oilfield service markets, managing its business through its GeoMarket* regions, which are grouped into four geographic areas: North America, Latin America, Europe/CIS/Africa and Middle East & Asia. The GeoMarket structure offers customers a single point of contact at the local level for field operations and brings together geographically focused teams to meet local needs and deliver customized solutions. Within this business structure, Schlumberger Oilfield Services products and services are developed by a number of technology-based product lines, or Technologies, to capitalize on technical synergies. These products and services cover the entire life cycle of the reservoir and correspond to a number of markets in which Schlumberger Oilfield Services holds leading positions. The Technologies are also responsible for overseeing operational processes, resource allocation, personnel and quality in the GeoMarkets.

The Technologies are:

- Wireline – provides the information necessary to evaluate the subsurface formation rocks and fluids to plan and monitor well construction, and to monitor and evaluate well production. Wireline offers both open-hole and cased-hole services as well as a range of well remediation services.
- Drilling & Measurements – supplies engineering support, directional-drilling, measurement-while-drilling and logging-while-drilling services for all well profiles.
- Testing Services – provides exploration and production pressure and flow-rate measurement services both at the surface and downhole. The Technology also provides tubing-conveyed perforating services.
- Well Services – provides services used during oil and gas well drilling and completion as well as those used to maintain optimal production throughout the life of a well. The services include pressure pumping, well cementing and stimulation operations as well as intervention activities. The Technology also develops coiled-tubing equipment and services.
- Completions – supplies well completion services and equipment that includes upper and lower completion systems, sand management systems and permanently installed instrumentation for all types of well completion.
- Artificial Lift – provides electrical submersible pumps and gas lift equipment together with associated instrumentation, engineering and production optimization services.
- Data & Consulting Services – supplies interpretation and integration of all exploration and production data types, as well as expert consulting services for reservoir characterization, production enhancement, field development planning and multi-disciplinary reservoir and production solutions.

- Schlumberger Information Solutions (SIS) – provides consulting, software, information management and IT infrastructure services that support core oil and gas industry operational processes.

- Geoservices – supplies mud logging services for geological and drilling surveillance. Geological surveillance includes formation evaluation to provide information on lithology and hydrocarbons encountered while drilling. Drilling surveillance enhances safety and optimizes drilling efficiency using a range of drilling parameter measurements. Geoservices also supplies slickline services for downhole mechanical well intervention and reservoir monitoring and downhole data acquisition.

Supporting the Technologies are various research and engineering centers. Through this organization, Schlumberger is committed to advanced technology programs that enhance oilfield efficiency, lower finding and producing costs, improve productivity, maximize reserve recovery and increase asset value while accomplishing these goals in a safe and environmentally sound manner.

Schlumberger Oilfield Services also offers customers its services through a business model known as Integrated Project Management (IPM). IPM combines the required services and products of the Technologies with drilling rig management expertise and project management skills to provide a complete solution to well construction and production improvement. IPM projects are typically of multi-year duration and include start-up costs and significant third-party components which cover services that Schlumberger does not provide directly. Projects may be fixed price in nature, contain penalties for non-performance and may also offer opportunities for bonus payments where performance exceeds agreed targets. IPM also provides specialized engineering and project management expertise when Schlumberger is requested to include these capabilities with services and products across the Technologies in a single contract. In no circumstances do IPM projects fail to respect the Schlumberger business profile that precludes any stake in the ownership of oil or gas reserves.

Schlumberger Oilfield Services uses its own personnel to market its offerings. The customer base, business risks and opportunities for growth are essentially uniform across all services. There is a sharing of manufacturing and engineering facilities as well as research centers, and the labor force is interchangeable. Technological innovation, quality of service, and price differentiation are the principal methods of competition, which varies geographically with respect to the different services offered. While there are numerous competitors, both large and small, Schlumberger believes that it is an industry leader in providing wireline logging, well testing, measurement-while-drilling, logging-while-drilling and directional-drilling services, as well as fully computerized logging and geoscience software and computing services. A large proportion of Schlumberger offerings is non-rig related; consequently, revenue does not necessarily correlate to rig count fluctuations.

WesternGeco, the world's most technologically advanced surface seismic company, provides comprehensive reservoir imaging, monitoring and development services with the most extensive seismic crews and data processing centers in the industry as well as a leading multiclient seismic library. Services range from 3D and time-lapse (4D) seismic surveys to multi-component surveys for delineating prospects and reservoir management. WesternGeco benefits from full access to the Schlumberger research, development and technology organization and shares similar business risks, opportunities for growth, principal methods of competition and means of marketing as Schlumberger Oilfield Services. Seismic solutions include proprietary single-sensor technologies for enhanced reservoir description, characterization and monitoring throughout the life of the field – from exploration through enhanced recovery. Other WesternGeco solutions include development of controlled-source electromagnetic and magneto-telluric surveys and their integration with seismic data.

Positioned for meeting a full range of customer needs in land, marine and shallow-water transition-zone services, WesternGeco offers a wide scope of technologies and services:

- Land Seismic – provides comprehensive resources for seismic data acquisition on land and across shallow-water transition zones.

- Marine Seismic – provides industry-standard marine seismic acquisition and processing systems as well as a unique industry-leading, fully calibrated single-sensor marine seismic system that delivers the seismic technology needed for new-generation reservoir management.

- Multiclient Services – supplies high-quality seismic data from the multiclient library, including industry-leading Q technology data.
- Reservoir Services – provides people, tools and technology to help customers capture the benefits of a completely integrated approach to locating, defining and monitoring the reservoir.
- Data Processing – offers extensive seismic data processing centers for complex data processing projects.
- Electromagnetics – provides controlled-source electromagnetic and magneto-telluric data processing and interpretation.

M-I SWACO is the leading supplier of drilling fluid systems engineered to improve drilling performance by anticipating fluids-related problems, fluid systems and specialty tools designed to optimize wellbore productivity, production technology solution to maximize production rates, and environmental solutions that safely manage waste volumes generated in both drilling and production operations. The M-I SWACO solutions offering blends an understanding of technology, application and service to enable its clients to achieve their project-specific goals. Operationally, these solutions are delivered through its GeoMarket regions, which are grouped into geographic areas, similar to Schlumberger Oilfield Services.

M-I SWACO's business is organized into four core solutions offerings: Drilling Solutions, Wellbore Productivity, Production Technologies and Environmental Solutions. These core offerings are organized around the operator's exploration and production activities – drilling, completion and production. Environmental Solutions are designed to include all three of these activities, allowing M-I SWACO to leverage its environmental technologies across all three of the operator's exploration and production activities.

- Drilling Solutions – provides a complete offering of oil-, water- and synthetic-based drilling fluids and additives as well as engineering services that include proprietary software systems, knowledge databases and laboratory capabilities.
- Wellbore Productivity – consists of a suite of services, products and technical support that focus on safeguarding well completions and formation stability by assuring the optimal quality of the wellbore and fluid systems.
- Production Technologies – provides a line of oilfield specialty chemical, equipment and related technical services that are used to enhance the flow of hydrocarbons from the wellbore.
- Environmental Solutions – focuses on the best approach to safely managing waste volumes produced during the drilling, completion and production operations in a way that allows clients to achieve their environmental performance standards.

Prior to its acquisition of Smith, Schlumberger held a 40% interest in M-I SWACO through a joint venture with Smith.

Smith Oilfield provides a comprehensive suite of technologically advanced products, services and engineering used in oil and natural gas development activities. Smith Oilfield is a global leader in the design, manufacture and marketing of drill bits and borehole enlargement tools and is also a leading supplier of drilling tools and services, tubular, completion services and other related downhole solutions. Smith Oilfield also leverages its proprietary suite of modeling and design software and application data together with its comprehensive product and service offerings to optimize the creation of the wellbore.

Distribution operations provide products and services to the energy refining, petrochemical, power generation and mining industries. The segment consists of the operations of Wilson International, Inc., a wholly-owned subsidiary, and a majority owned interest in C.E. Franklin Ltd., a publicly owned Canadian distribution company. Distribution operates an extensive network of supply branches, service centers and sales offices through which it markets pipes, valves and fittings as well as mill, safety and other maintenance products, predominantly in the United States and Canada. Additionally, the Distribution segment provides warehouse management, vendor integration and various inventory management services.

Acquisitions

Information about acquisitions made by Schlumberger appears in Note 4 of the *Consolidated Financial Statements*.

GENERAL

Patents

While Schlumberger seeks and holds numerous patents covering various products and processes, no particular patent or group of patents is considered material to Schlumberger's business.

Seasonality

Although weather and natural phenomena can temporarily affect delivery of oilfield services, the widespread geographic location of such services precludes the overall business from being characterized as seasonal.

Customers and Backlog of Orders

For the year ended December 31, 2010, no single customer exceeded 10% of consolidated revenue. Other than WesternGeco, we have no significant backlog due to the nature of our businesses. The WesternGeco backlog, which is based on signed contracts with customers, was $0.9 billion at December 31, 2010 ($1.0 billion at December 31, 2009).

Employees

As of December 31, 2010, Schlumberger had approximately 108,000 employees.

Financial Information

Financial information by business segment for the years ended December 31, 2010, 2009 and 2008 is provided in Note 17 of the *Consolidated Financial Statements.*

Available Information

The Schlumberger Internet website is www.slb.com. Schlumberger uses its Investor Relations website, www.slb.com/ir, as a channel for routine distribution of important information, including news releases, analyst presentations, and financial information. Schlumberger makes available free of charge on or through its Investor Relations website at www.slb.com/ir access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, its proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to each of those reports, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission ("SEC"). Alternatively, you may access these reports at the SEC's Internet website at www.sec.gov.

Schlumberger's corporate governance materials, including Board Committee Charters, Corporate Governance Guidelines and Code of Ethics, may also be found at www.slb.com/ir. From time to time, corporate governance materials on our website may be updated to comply with rules issued by the SEC and the New York Stock Exchange ("NYSE") or as desirable to promote the effective governance of Schlumberger.

Any stockholder wishing to receive, without charge, a copy of any of Schlumberger's SEC filings should write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056, USA.

Schlumberger has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this Form 10-K.

The information on our website or any other website is not incorporated by reference in this Report and should not be considered part of this Report or any other filing Schlumberger makes with the SEC.

Item 1A. Risk Factors.

The following discussion of risk factors contains "forward-looking statements," which are discussed immediately following Item 7A. of this Form 10-K. These risk factors may be important to understanding any statement in this Form 10-K or elsewhere. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included in this Form 10-K.

We urge you to consider carefully the risks described below, as well as in other reports and materials that we file with the SEC and the other information included or incorporated by reference in Form 10-K. If any of the risks described below or elsewhere in this Form 10-K were to materialize, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our financial condition, results of operations and cash flows.

Demand for the majority of our services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for the majority of our services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry's view of future oil and natural gas prices and are sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and may be affected by a variety of factors, including:

- demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels for oil;
- oil and gas production by non-OPEC countries;
- the level of excess production capacity;
- political and economic uncertainty and sociopolitical unrest;
- the level of worldwide oil and gas exploration and production activity;
- the cost of exploring for, producing and delivering oil and gas;
- technological advances affecting energy consumption; and
- weather conditions.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices we charge. A significant downturn in the oil and gas industry could result in a reduction in demand for oilfield services and could adversely affect our financial condition, results of operations and cash flows.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the approximately 80 countries in which we operate.

Our non-United States operations accounted for approximately 76% of our consolidated revenue in 2010, 84% in 2009 and 78% in 2008. Operations in countries other than the United States are subject to various risks, including:

- unsettled political and economic conditions in certain areas;
- exposure to possible expropriation of our assets or other governmental actions;
- social unrest, acts of terrorism, war or other armed conflict;
- confiscatory taxation or other adverse tax policies;
- deprivation of contract rights;
- trade restrictions or embargoes imposed by the United States or other countries;
- restrictions under the United States Foreign Corrupt Practices Act or similar legislation in other countries;
- restrictions on the repatriation of income or capital;
- currency exchange controls;
- inflation; and
- currency exchange rate fluctuations and devaluations.

In addition, we are subject to risks associated with our operations in countries, including Iran, Syria, Sudan and Cuba, that are subject to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. United States law enforcement authorities are currently conducting a grand jury investigation and an associated regulatory inquiry related to our operations in certain of these countries. Additionally, in 2009 prior to its merger with Schlumberger, Smith received an administrative subpoena with respect to its historical business practices in certain countries that are subject to United States trade and economic sanctions. If any of the risks described above materialize, or if any governmental investigation results in criminal or civil penalties or other remedial measures, it could reduce our earnings and our cash available for operations.

We are also subject to risks related to investment in our common stock in connection with certain US state divestment or investment limitation legislation applicable to companies with operations in these countries, and similar actions by some private investors, which could adversely affect the market price of our common stock.

Our merger with Smith will continue to be dilutive to our earnings per share in the near term, which may negatively affect the market price of our common stock.

Our merger with Smith will continue to be dilutive to earnings per share in the near term. Future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including adverse changes in:

- energy market conditions;
- commodity prices for oil, natural gas and natural gas liquids;
- production levels;
- reserve levels;
- operating results;
- competitive conditions;
- laws and regulations affecting the energy business;
- capital expenditure obligations; and
- general economic conditions.

Any dilution of, or decrease or delay of any accretion to, our earnings per share could cause the price of our common stock to decline.

Our offshore oil and gas operations could be adversely impacted by the Deepwater Horizon drilling rig accident and resulting oil spill; changes in and compliance with restrictions or regulations on offshore drilling in the US Gulf of Mexico and in other areas around the world may adversely affect our business and operating results.

On April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig *Deepwater Horizon*, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. As a result of the incident and related oil spill, the Secretary of the US Department of the Interior directed the Bureau of Ocean Energy Management, Regulation and Enforcement ("BOEMRE") to issue a suspension, until November 30, 2010, of drilling activities for specified drilling configurations and technologies. Although this moratorium was lifted on October 12, 2010, effective immediately, we cannot predict with certainty when drilling operations will fully resume in the US Gulf of Mexico. The BOEMRE has also issued new guidelines and regulations regarding safety, environmental matters, drilling equipment and decommissioning applicable to drilling in the US Gulf of Mexico, and may take other additional steps that could increase the costs of exploration and production, reduce the area of operations and result in permitting delays.

At this time, we cannot predict with any certainty what further impact, if any, the *Deepwater Horizon* incident may have on the regulation of offshore oil and gas exploration and development activity, or on the cost or availability of insurance coverage to cover the risks of such operations. Ongoing effects of and delays from the lifted suspension of drilling activity in the US Gulf of Mexico, or the enactment of new or stricter regulations in the United States and other countries where we operate, could materially adversely affect our financial condition, results of operations or cash flows.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives, environmental protection, including laws and regulations governing air emissions, water discharges and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. Accordingly, we could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations. We believe we are currently in substantial compliance with environmental laws and regulations.

We could be subject to substantial liability claims, which would adversely affect our financial condition, results of operations and cash flows.

Certain equipment used in the delivery of oilfield services, such as directional drilling equipment, perforating systems, subsea completion equipment, radioactive materials and explosives and well completion systems, are used in hostile environments, such as exploration, development and production applications. An accident or a failure of a product could cause personal injury, loss of life, damage to property, equipment or the environment, and suspension of operations. Our insurance may not protect us against liability for some kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, in the future we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Substantial claims made under our policies could cause our premiums to increase. Any future damages caused by our products that are not covered by insurance, or

are in excess of policy limits or are subject to substantial deductibles, could adversely affect our financial condition, results of operations and cash flows.

If we are unable to maintain technology leadership, this could adversely affect any competitive advantage we hold.

If we are unable to develop and produce competitive technology or deliver it to our clients in the form of service offerings in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets.

We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

The tools, techniques, methodologies, programs and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Royalty payments under licenses from third parties, if available, would increase our costs. If a license were not available we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations and cash flows. Additionally, developing non-infringing technologies would increase our costs.

Failure to obtain and retain skilled technical personnel could impede our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the personnel required for our businesses intensifies as activity increases. In periods of high utilization it may become more difficult to find and retain qualified individuals. This could increase our costs or have other adverse effects on our operations.

Severe weather conditions may affect our operations.

Our business may be materially affected by severe weather conditions in areas where we operate. This may entail the evacuation of personnel and stoppage of services. In addition, if particularly severe weather affects platforms or structures, this may result in a suspension of activities until the platforms or structures have been repaired. Any of these events could adversely affect our financial condition, results of operations and cash flows.

Demand for our products and services could be reduced or eliminated by governmental regulation or a change in the law.

International, national, and state governments and agencies are currently evaluating and promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas ("GHG") emissions. In the United States, the Environmental Protection Agency ("EPA") is taking steps to require monitoring and reporting of GHG emissions and to regulate GHGs as pollutants under the Clean Air Act ("CAA"). The EPA's "Mandatory Reporting of Greenhouse Gases" rule established a comprehensive scheme of regulations that require monitoring and reporting of GHG emissions that began in 2010. Furthermore, the EPA recently proposed additional GHG reporting rules specifically for the oil and gas industry. The EPA has also published a final rule, the "Endangerment Finding," finding that GHGs in the atmosphere endanger public health and welfare, and that emissions of GHGs from mobile sources cause or

contribute to the GHG pollution. Following issuance of the Endangerment Finding, the EPA promulgated final motor vehicle GHG emission standards on April 1, 2010. The EPA has asserted that the final motor vehicle GHG emission standards will trigger construction and operating permit requirements for stationary sources. In addition, climate change legislation is pending in the United States Congress. These developments may curtail production and demand for fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect future results of operations. Additionally, legislation to reduce greenhouse gases may have an adverse effect on our operations, including payment of additional costs due to carbon emissions. Higher carbon emission activities include transportation, including marine vessels, cement production (by third party suppliers), and electricity generation (by third party suppliers) as well as other activities. Finally, our business could be negatively affected by climate change related physical changes or changes in weather patterns, which could result in damages to or loss of our physical assets, impacts to our ability to conduct operations and/or disruption of our customers' operations.

Legislation may be introduced in the United States Congress that would authorize the EPA to regulate hydraulic fracturing. In addition, a number of states are evaluating the adoption of legislation or regulations governing hydraulic fracturing. Such legislation or regulations could reduce demand for pressure pumping services. If federal and/or state legislation or regulations were enacted, it could adversely affect our financial condition, results of operations and cash flows. We are unable to predict whether the proposed legislation, regulations, or any other proposals will ultimately be enacted.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Schlumberger owns or leases numerous manufacturing facilities, administrative offices, service centers, research centers, data processing centers, mines, ore, drilling fluid and production chemical processing centers, sales offices and warehouses throughout the world. Schlumberger views its principal manufacturing, mining and processing facilities, research centers and data processing centers as its "principal owned or leased facilities."

The following sets forth Schlumberger's principal owned or leased facilities by business segment:

Oilfield Services: Beijing, China; Clamart, France; Fuchinobe, Japan; Singapore; Abingdon, Cambridge and Stonehouse, United Kingdom; Novosibirsk, Russia; and within the United States: Boston, Massachusetts; Houston, Rosharon and Sugar Land, Texas; and Lawrence, Kansas.

WesternGeco: Bergen and Oslo, Norway; Gatwick, United Kingdom; Houston, Texas, United States; and Mumbai, India.

M-I SWACO: Aberdeen, Edinburgh, Foss and Aberfly, Scotland; Karmoy, Norway; and within the United States: Battle Mountain and Greystone, Nevada; Greybull, Wyoming; Amelia and Port Fourchon, Louisiana; Galveston and Houston, Texas; Florence, Kentucky; and Tulsa, Oklahoma.

Smith Oilfield: Aberdeen, Scotland; Scurelle, Italy; Neuquen, Argentina; Jebel Ali, Dubai; Changzhou, China and within the United States: Houston, Texas; Ponca City, Oklahoma; Provo, Utah; and Rancho Cucuamonga, California.

Distribution: Edmonton, Canada; and within the United States: LaPorte, Texas; Long Beach, California; and South Plainfield, New Jersey.

Item 3. Legal Proceedings.

The information with respect to this Item 3 is set forth in Note 16 of the *Consolidated Financial Statements*.

Item 4. [Removed and Reserved]

Executive Officers of Schlumberger

The following table sets forth, as of January 31, 2011, the names and ages of the executive officers of Schlumberger, including all offices and positions held by each for at least the past five years.

Name	Age	Present Position and Five-Year Business Experience
Andrew Gould	64	Chairman and Chief Executive Officer, since February 2003.
Paal Kibsgaard	43	Chief Operating Officer since February 2010; President Reservoir Characterization Group, May 2009 to February 2010; Vice President Engineering, Manufacturing and Sustaining, November 2007 to May 2009; Vice President Personnel, April 2006 to November 2007; and President, Drilling and Measurements, January 2003 to April 2006.
Simon Ayat	56	Executive Vice President and Chief Financial Officer, since March 2007; Vice President Treasurer, February 2005 to March 2007; and Vice President, Controller and Business Processes, December 2002 to February 2005.
Alexander Juden	50	Secretary and General Counsel, since April 2009; Director of Compliance, February 2005 to April 2009; and WesternGeco General Counsel, May 2004 to February 2005.
Ashok Belani	52	Vice President, Technology, since January 2011; President, Reservoir Characterization Group, since February 2010; Vice President and Chief Technology Officer, April 2006 to February 2010; Senior Advisor, Technology, January 2006 to April 2006; Director, President and Chief Executive Officer NPTest, May 2002 to December 2005.
Stephanie Cox	42	Vice President Personnel, since May 2009; North Gulf Coast GeoMarket Manager, April 2006 to May 2009; and North & South America Personnel Manager, May 2004 to April 2006.
Mark Danton	54	Vice President - Director of Taxes, since January 1999.
Howard Guild	39	Chief Accounting Officer, since July 2005; and Director of Financial Reporting, October 2004 to July 2005.

Name	Age	Present Position and Five-Year Business Experience
Rodney Nelson	52	Vice President Communications, Innovation and Collaboration, since October 2007; Vice President Innovation and Collaboration, July 2006 to October 2007; Vice President Strategic Marketing, July 2004 to July 2006; and Vice President Marketing Oilfield Services, February 2003 to July 2004.
Kjell-Erik Oestdahl	46	Vice President Operations, since January 2011; Vice President Supply Chain Services, since May 2009; Vice President Operations WesternGeco, January 2008 to April 2009; Chief Procurement Officer at StatoilHydro ASA, March 2006 to November 2007; GeoMarket Manager, NSG, from January 2005 to February 2006.
Satish Pai	49	Vice President, Operations, Oilfield Services, since May 2008, President Europe Africa & Caspian, March 2006 to May 2008; and Vice President Oilfield Technologies, March 2002 to March 2006.
Douglas Pferdehirt	46	Vice President Corporate Development and Communication, since January 2011; President Reservoir Production Group, from April 2006 to January 2011; and Vice President Communications and Investor Relations, July 2003 to March 2006.
Jean-Francois Poupeau	49	President Drilling Group, since May 2010; President Drilling & Measurements, July 2007 to April 2010; Vice President Communications and Investor Relations, April 2006 to June 2007; and Vice President Oilfield Services Product Marketing, August 2004 to March 2006.
Patrick Schorn	42	President Reservoir Production Group, since January 2011; President Well Services, May 2008 to January 2011; President Completions, April 2006 to April 2008; Marketing Manager Well Services, August 2004 to March 2006.
Krishna Shivram	48	Vice President Treasurer, since January 2011; Controller Drilling Group, May 2010 to January 2011; Manager Mergers & Acquisitions, May 2009 to April 2010; Controller Oilfield Services, August 2006 to April 2009; Vice President Finance WesternGeco, March 2004 to July 2006.
Malcolm Theobald	49	Vice President Investor Relations, since June 2007; and Global Account Director, September 2001 to June 2007.

PART II

Item 5. Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of January 31, 2011, there were approximately 23,924 stockholders of record. The principal United States market for Schlumberger's common stock is the NYSE, where it is traded under the symbol "SLB".

Schlumberger's common stock is also traded on the Euronext Paris, Euronext Amsterdam, London and SIX Swiss stock exchanges.

Common Stock, Market Prices and Dividends Declared per Share

Quarterly high and low prices for Schlumberger's common stock as reported by the NYSE (composite transactions), together with dividends declared per share in each quarter of 2010 and 2009, were:

	Price Range		Dividends
	High	**Low**	**Declared**
2010			
QUARTERS			
First	**$72.00**	**$59.42**	**$0.210**
Second	**73.99**	**51.67**	**0.210**
Third	**63.72**	**52.91**	**0.210**
Fourth	**84.11**	**60.57**	**0.210**
2009			
QUARTERS			
First	$ 49.25	$ 35.05	$ 0.210
Second	63.78	39.11	0.210
Third	63.00	48.13	0.210
Fourth	71.10	56.00	0.210

On January 21, 2011, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 19%, to $0.25.

There are no legal restrictions on the payment of dividends or ownership or voting of such shares, except as to shares held as treasury stock. Under current legislation, stockholders are not subject to any Curaçao withholding or other Curaçao taxes attributable to the ownership of such shares.

The following graph compares the yearly percentage change in the cumulative total stockholder return on Schlumberger common stock, assuming reinvestment of dividends on the last day of the month of payment into common stock of Schlumberger, with the cumulative total return on the Standard & Poor's 500 Index (S&P 500 Index) and the cumulative total return on the Philadelphia Oil Service Index (OSX) over the five-year period ending on December 31, 2010. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Schlumberger specifically incorporates it by reference into such filing.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG SCHLUMBERGER COMMON STOCK, THE S&P 500 INDEX AND THE PHILADELPHIA OIL SERVICE INDEX (OSX)



Assumes $100 invested on December 31, 2005 in Schlumberger common stock, in the S&P 500 Index and in the Philadelphia Oil Service Index (OSX). Reflects reinvestment of dividends on the last day of the month of payment.

Share Repurchases

On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for Schlumberger common stock, to be acquired in the open market before December 31, 2011.

Schlumberger's common stock repurchase program activity for the three months ended December 31, 2010 was as follows:

(Stated in thousands, except per share amounts)

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
October 1 through October 31, 2010	1,931.0	$ 63.04	1,931.0	$5,176,181
November 1 through November 30, 2010	1,050.0	$ 73.46	1,050.0	$5,099,043
December 1 through December 31, 2010	3,074.3	$ 81.35	3,074.3	$4,848,944
	6,055.3	$ 74.14	6,055.3	

In connection with the exercise of stock options under Schlumberger's incentive compensation plans, Schlumberger routinely receives shares of its common stock from optionholders in consideration of the exercise price of the stock options. Schlumberger does not view these transactions as requiring disclosure under this Item 5 as the number of shares of Schlumberger common stock received from optionholders is not material.

Unregistered Sales of Equity Securities

None.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with both "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Form 10-K in order to understand factors, such as business combinations and charges and credits, which may affect the comparability of the Selected Financial Data:

(Stated in millions, except per share amounts)

Year Ended December 31,	2010	2009	2008	2007	2006
Revenue	**$27,447**	$22,702	$27,163	$23,277	$19,230
Income from Continuing Operations	**$ 4,266**	$ 3,164	$ 5,422	$ 5,177	$ 3,759
Diluted earnings per share from Continuing Operations	**$ 3.38**	$ 2.61	$ 4.42	$ 4.20	$ 3.01
Working capital	**$ 7,233**	$ 6,391	$ 4,811	$ 3,551	$ 2,731
Total assets	**$51,767**	$33,465	$32,094	$27,853	$22,832
Net debt(1)	**$ 2,638**	$ 126	$ 1,129	$ 1,857	$ 2,834
Long-term debt	**$ 5,517**	$ 4,355	$ 3,694	$ 3,794	$ 4,664
Schlumberger stockholders' equity	**$31,226**	$19,120	$16,862	$14,876	$10,420
Cash dividends declared per share	**$ 0.84**	$ 0.84	$ 0.84	$ 0.70	$ 0.50

(1) "Net Debt" represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger indebtedness by reflecting cash and investments that could be used to repay debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and resources. Such forward-looking statements should be read in conjunction with our disclosures under "Item 1A. Risk Factors" of this Report.

Executive Overview

After two consecutive years of falling oil demand in 2008 and 2009 induced by the global economic recession, a strong recovery occurred in 2010. Consumption averaged 87.7 million barrels per day, including an all-time peak of over 89 million barrels per day in December, and made the year-on-year increase the second largest in three decades. Oil prices remained in the range of $65-$85 per barrel for much of 2010, but recorded a spike above $90 at the end of the year. The major demand forecasts released during 2010 have continued to increase as a result of the improving economic outlook – particularly in the developing economies. On the supply side, the adherence to production quota by the OPEC countries helped keep the market balanced, although such adherence diminished slightly as the year progressed. Strength in non-OPEC production, improvement in new project developments following the investment cuts in 2009, and lower production costs helped provide additional assurance to the markets.

Natural gas markets behaved differently. Decreasing gas demand during the recession, increasing unconventional gas production in North America, and the commissioning of a number of new large liquefied natural gas export facilities around the world led to an over-supplied market with consequent pressure on spot prices. Within the United States – the world's largest natural gas market – natural gas storage levels have remained significantly above the five-year range since March 2010 despite lower volumes of Canadian gas imports and some power generation fuel switching from coal to gas. With natural gas price forecasts from the Energy Information Agency for 2011 slipping by nearly a third compared to initial projections made at the beginning of the year, an increasing portion of the drilling and completion activity in shale reservoirs has shifted to liquid and condensate-rich plays in North America.

Within this market, Schlumberger Oilfield Services full-year revenue in 2010 of $22.08 billion grew 8% versus 2009, driven by recovery in the North America natural gas market through increasing demand and stronger pricing for pressure pumping services. The North America Area also benefited from greater activity in liquids-rich plays in a number of basins. Offshore, the tragic Macondo accident in the US Gulf of Mexico led to a shutdown in deepwater operations that severely impacted US offshore activity and led to slowdowns in other parts of the world, although these were being absorbed as the fourth quarter developed. The Middle East and Asia Area revenue climbed 7% from a number of factors including increasing wireline logging and expanded IPM work. Latin America revenue grew by 2%, with rapid growth in Brazil overcoming weaker activity in Mexico as poor weather, increasing security concerns and reduced client budgets impacted operations. Europe/CIS/Africa revenue decreased 4% versus 2009. Among the Technologies, growth was primarily seen in Well Services activities, both in volume and in price although the acquisition of Geoservices also contributed to the increase.

In addition to growing activity, results were underpinned through continuing market penetration of new-technology services such as Scope* advanced logging-while-drilling measurements, Scanner* wireline technologies, and ACTive* coiled-tubing services. Scanner services were boosted by the commercial introduction of the latest family member, the Dielectric Scanner* tool, which was unveiled during the year. As a unique industry service capable of measuring saturation in a variety of reservoir applications, the service completed a two-year pilot project in Saudi Arabia targeted at reservoir monitoring, where 35 logs were recorded in various fields, both on land and offshore, to assess water flooding sweep efficiency as an aid to field development planning.

In reservoir production, ACTive real-time coiled tubing services saw growth, particularly with ACTive conveyance of Wireline Flow Scanner* production logging technology, and with fiber-optic continuous measurements of temperature and pressure along the well bore. Growing deployment of integrated technologies such as these confirms exciting growth possibilities across the Schlumberger technology portfolio particularly in horizontal and extended-reach wells.

It was however drilling services that displayed early evidence of the opportunities provided by the acquisitions of Geoservices and Smith International that were announced during the first quarter. These successes included the completion of a remote three-well exploration project offshore Greenland that used Schlumberger technologies combined with Smith and M-I SWACO products and services as well as Geoservices mud logging. In Brazil, a similar combination of services helped one well record substantial increases in rates of penetration, while meeting all

directional drilling goals. In this particular case the integrated nature of the bottomhole assembly demonstrated how technology optimization can impact performance in the high-cost deepwater drilling environment. A third such operation offshore Indonesia further displayed the value of integrated bottomhole assemblies.

WesternGeco revenue of $1.99 billion in 2010 was 6% lower than 2009 primarily as a result of lower Marine activity and weaker pricing. While Land activity was also weaker, strong Multiclient sales, particularly in the fourth quarter, were able to offset some of these effects. New seismic technology scored some significant successes with penetration of marine single-vessel, full-azimuth coil shooting surveys into a number of the major offshore basins around the world. Coil shooting, unique to Schlumberger, brings better illumination of complex pre-salt, sub-salt and sub-basalt formations in a variety of environments.

The integration of Geoservices and Smith International proceeded smoothly during the year. The complementary nature of many of the product and service lines concerned helped the process while a network of integration teams and Area coordinators rapidly identified revenue and cost-synergy opportunities that contributed to results in 2010 and that augur well for 2011. Total Schlumberger 2010 results reflect four months activity from the acquired Smith businesses, which contributed revenue of $3.30 billion.

In a related move, Schlumberger signed a letter of intent with Eurasia to swap certain assets in Russia to build critical mass in drilling services. Under the terms of this agreement, Eurasia will acquire a number of Schlumberger-owned drilling rigs, while Schlumberger will acquire a range of Eurasia service assets including directional drilling, measurement-while-drilling, well cementing and drilling fluids. Further, both companies agreed to enter a strategic alliance upon completion of the transaction whereby Schlumberger will become the preferred supplier of drilling services to Eurasia Drilling for up to 200 rigs for a 5-year period. This agreement not only increases the market for our services across the rig fleet of the largest Russian drilling company, it also encourages the development of fit-for-purpose bottom-hole assembly technology development as drilling intensity increases in Russia in order to sustain hydrocarbon production.

Two years ago we began a program called "Excellence in Execution". This was designed to create a step change in our service quality and efficiency and, in deepwater, was aimed at enabling clients to reduce the risk and cost of their deepwater operations. The program, in addition to equipment and procedural improvements, provides for competency certification of all personnel involved in deepwater operations. We have been encouraged by the initial results of this multiyear initiative, as well as by our customers' acceptance of it. While additional control and oversight will undoubtedly add cost, this will be offset in the long run by improvements in operating procedures and technology. We therefore welcome current efforts to better understand and control the risks associated with deepwater operations.

For 2011, economic projections for world real GDP growth are converging towards a median estimate of 4.2%, slightly lower than the 2010 level, and still with a significant level of uncertainty. A large gap exists between GDP growth rates of Organization for Economic Cooperation and Development (OECD) and non-OECD countries – particularly in China and in other developing Asian economies. However there is remarkable agreement on various oil demand forecasts for 2011, which all lie within 1.4 million barrels per day of each other.

As we look forward to 2011 it is therefore important to remember that the primary driver of our business has always been, and will remain, the demand for oil and gas. Oil prices have moved into a range that will encourage increased investment, particularly in exploration, which remains the swing factor in operators' budgets. While we do not anticipate any substantial recovery in deepwater US Gulf of Mexico, we do expect a marked increase in deepwater activity in the rest of the world. These factors, coupled with increases in development activity and production enhancement in many other areas, promise stronger growth rates as the year unfolds.

For natural gas, activity in the United States is likely to remain strong – at least through the first half of the year – due to the commitments necessary to retain leases, the backlog of wells to be completed, and the contribution of natural gas liquids to overall project economics. Increased service capacity, however, will negatively affect pricing at some stage during the year.

Overseas, the governing factor on gas activity, particularly in the Middle East, will be the ability of many nations to use gas as a substitute for oil to meet increased local energy demand, thus freeing up more liquids for export. Elsewhere the long lead time necessary to execute large gas projects for LNG exports will ensure that a certain level of activity is maintained.

Unconventional gas resources will continue to attract considerable interest outside North America. The leading activity will continue to be in conventional gas in tight, or low permeability, reservoirs, and in coal-bed methane

developments. There will be exploration activity around the potential that shale gas offers in many other parts of the world.

Increased activity coupled with the greater technology needs of higher exploration, deepwater, and tight gas activity – particularly outside North America – will make 2011 a stronger year for Schlumberger. The importance of risk reduction and the minimization of drilling cost make the acquisitions of Geoservices and Smith major contributors to our future growth in this scenario.

The following discussion and analysis of results of operations should be read in conjunction with the *Consolidated Financial Statements*.

Fourth Quarter 2010 Results

(Stated in millions)

	Fourth Quarter 2010		Third Quarter 2010	
	Revenue	**Income before taxes**	Revenue	Income before taxes
OILFIELD SERVICES				
North America	**$1,604**	**$ 385**	$1,259	$ 219
Latin America	**1,050**	**174**	1,071	159
Europe/CIS/Africa	**1,783**	**339**	1,734	317
Middle East & Asia	**1,491**	**434**	1,402	425
Elims/Other	**81**	**(1)**	71	(18)
	6,009	**1,331**	5,537	1,102
WESTERNGECO	**560**	**113**	478	40
M-I SWACO(1)	**1,185**	**149**	383	48
SMITH OILFIELD(1)	**729**	**106**	228	27
DISTRIBUTION(1)	**576**	**21**	199	9
	9,059	**1,720**	6,825	1,226
Corporate(2)	**8**	**(156)**	20	(81)
Interest income(3)		**9**		10
Interest expense(4)		**(58)**		(51)
Charges & credits(5)		**(180)**		836
	$9,067	**$1,335**	$6,845	$1,940

(1) The third quarter of 2010 includes one month of post-merger activity following the Smith transaction on August 27, 2010. See Note 4 to the *Consolidated Financial Statements* for further details.

(2) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the merger with Smith and certain other nonoperating items.

(3) Excludes interest income included in the segments' income (fourth quarter 2010 – $1 million; third quarter 2010 – $2 million).

(4) Excludes interest expense included in the segments' income (fourth quarter 2010 - $2 million; third quarter 2010 – $- million).

(5) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Fourth-quarter revenue of $6.01 billion increased 9% sequentially. Sequentially, North America Area revenue increased 27% on strong activity on land in the US and Canada as well as from the early payout of an IPM gain share project. In the Middle East & Asia Area, revenue grew on year-end equipment, Schlumberger Information Solutions (SIS) software sales, and on higher activity in the Iraq, East Asia and Indonesia GeoMarkets. Europe/CIS/Africa Area revenue increased from stronger activity in the North Sea, West & South Africa, Caspian and Continental Europe GeoMarkets, as well as from year-end SIS software sales. These increases were partially offset by a decrease in Latin America Area revenue primarily due to continuing weakness in the Mexico/Central America GeoMarket.

All Technologies recorded sequential growth, most notably Well Services due to continuing strong activity in North America, and SIS and Artificial Lift from year-end sales. IPM revenue also increased as a result of the early payout on the IPM project in North America.

Fourth-quarter pretax operating income of $1.33 billion increased 21% sequentially. Pretax operating margin increased 224 bps sequentially to 22.1% primarily driven by the robust performance in North America and strong contributions from the year-end equipment and software sales.

North America

Fourth-quarter revenue of $1.60 billion increased 27% sequentially and pretax operating income of $385 million was 75% higher.

Sequentially, revenue in US land grew 24% versus a 4% increase in rig count due to a combination of additional service capacity, improved utilization, and high service intensity that mostly benefited Well Services technologies. Canada revenue grew from higher land activity for Well Services, although this was partially offset by a slowdown in offshore activity that impacted Drilling & Measurements services. The US Gulf of Mexico revenue increased through a modest improvement in shelf activity and from Completion Systems equipment sales. An $87 million early payout relating to services on an IPM gain share project – triggered by the customer's sale of the field – also contributed to Area growth.

Pretax operating margin for the Area increased 658 bps sequentially to 24.0%. This increase was largely driven by US land through stronger activity and increased efficiency for Well Services operations. The IPM gain share payout contributed approximately $55 million to Area pretax operating income.

Latin America

Fourth-quarter revenue of $1.05 billion decreased 2% versus the prior quarter. Pretax operating income of $174 million increased 9% compared to the third quarter of 2010.

Sequentially, the Brazil GeoMarket achieved record high revenue on strong deepwater activity, while revenue in the Peru/Colombia/Ecuador GeoMarket grew from higher gain share on IPM activity in Colombia and from Testing Services equipment sales in Peru. These increases, however, were insufficient to offset a significant revenue drop in the Mexico/Central America GeoMarket where continuing security issues and client budgetary constraints further reduced IPM activity levels.

Pretax operating margin improved 171 bps sequentially to 16.6% primarily due to a more favorable revenue mix in the Peru/Colombia/Ecuador and Venezuela/Trinidad & Tobago GeoMarkets.

Europe/CIS/Africa

Fourth-quarter revenue of $1.78 billion increased 3% compared to the third quarter of 2010. Pretax operating income of $339 million increased 7% sequentially.

Sequentially, revenue in the North Sea GeoMarket increased primarily from higher activity in Norway and from year-end SIS software sales. In the West & South Africa GeoMarket, revenue grew on stronger activity that benefited Wireline and Drilling & Measurements services and on higher Completion Systems equipment sales. Caspian GeoMarket revenue increased from the startup of several projects that resulted in higher demand for Drilling & Measurements, Testing Services and Wireline technologies as well as from a Well Services equipment sale. Continental Europe revenue grew on higher activity for Well Services and Testing Services technologies and on year-end SIS software sales. These increases, however, were partially offset by a decrease in Nigeria & Gulf of Guinea GeoMarket revenue from lower Completion Systems equipment sales and from delays that reduced demand for Wireline services. Russia revenue was also lower with the onset of the winter slowdown.

Pretax operating margin improved sequentially by 74 bps to 19.0% primarily from a stronger mix of high-margin Wireline and Drilling & Measurements services in the North Sea and West & South Africa GeoMarkets as well as from year-end SIS software sales across much of the Area. These increases were partially offset by the impact of the activity weakness in the Nigeria & Gulf of Guinea GeoMarket.

Middle East & Asia

Fourth-quarter revenue of $1.49 billion increased 6% sequentially. Pretax operating income of $434 million increased 2% sequentially.

Sequentially, revenue growth resulted from the continued ramp up of IPM activity in Iraq and the start of new offshore projects in East Asia. Year-end sales of Artificial Lift and Completion Systems equipment, Well Services products, and SIS software also contributed to Area growth. These increases were partially offset by lower revenue in the Australia/Papua New Guinea GeoMarket resulting from offshore project completions and delays in land activity due to severe flooding, and by lower activity in the Qatar GeoMarket that reduced demand for Wireline and Drilling & Measurements services.

Pretax operating margin decreased 119 bps sequentially to 29.1% as the positive contribution from the year-end sales and a more favorable revenue mix in the Arabian GeoMarket were insufficient to offset the impact of the lower activity in the Australia/Papua New Guinea GeoMarket and startup costs in Iraq.

WesternGeco

Fourth-quarter revenue of $560 million increased 17% sequentially. Pretax operating income of $113 million increased 183% sequentially.

Sequentially, revenue growth was driven by Multiclient, which recorded strong year-end sales from the US Gulf of Mexico. This increase was partially offset by a decrease in Marine revenue due to the seasonal slow-down in activity. Land and Data Processing revenues were flat sequentially.

Pretax operating margin increased 11.8 percentage points sequentially to 20.2% as the result of the high Multiclient sales partially offset by the impact of the lower Marine activity.

Full-Year 2010 Results

(Stated in millions)

	2010		2009	
	Revenue	Income before taxes	Revenue	Income before taxes
OILFIELD SERVICES				
North America	$ 5,010	$ 802	$ 3,707	$ 216
Latin America	4,321	723	4,225	753
Europe/CIS/Africa	6,882	1,269	7,150	1,707
Middle East & Asia	5,586	1,696	5,234	1,693
Elims/Other	280	(15)	202	(43)
	22,079	4,475	20,518	4,326
WESTERNGECO	1,987	267	2,122	326
M-I SWACO(1)	1,568	197		
SMITH OILFIELD(1)	957	132		
DISTRIBUTION(1)	774	29		
Corporate(2)	82	(405)	62	(344)
Interest income(3)		43		52
Interest expense(4)		(202)		(188)
Charges & credits(5)		620		(238)
	$27,447	$5,156	$22,702	$3,934

(1) 2010 includes four months of post-merger activity following the transaction with Smith on August 27, 2010. See Note 4 to the *Consolidated Financial Statements* for further details.
(2) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the merger with Smith and certain other nonoperating items.
(3) Excludes interest income included in the segments' income (2010 – $7 million; 2009 – $10 million).
(4) Excludes interest expense included in the segments' income (2010 – $5 million; 2009 – $33 million).
(5) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Full-year 2010 revenue of $22.08 billion was 8% higher than 2009. Revenue growth was strongest in the North America Area mostly as a result of higher activity and pricing for Well Services technologies in US Land but partially offset by

reduced activity in the US Gulf of Mexico. Latin America revenue increased on strong activity in the Brazil and Peru/Ecuador/Colombia GeoMarkets partially offset by reduced IPM activity in Mexico/Central America due to client budgetary constraints. Middle East & Asia Area revenue grew from higher drilling activity in the Australia/Papua New Guinea, China/Japan/Korea and East Asia GeoMarkets as well as from increased IPM activity and strong demand for Well Services technologies in the Middle Eastern GeoMarkets. The addition of Geoservices also contributed to the increased revenue. These increases were partially offset by a decrease in Europe/CIS/Africa revenue as reduced activity in the North Africa, Libya, Caspian and Continental GeoMarkets and generally lower pricing across the Area offset higher activity in Russia.

Year-on-year, pretax operating margin declined 82 bps to 20.3% as a significant improvement in North America Area performance was insufficient to offset the reduced activity and weaker pricing in the Europe/CIS/Africa Area and lower IPM activity in Latin America.

North America

Revenue of $5.01 billion was 35% higher than last year primarily due to strong activity in unconventional oil and gas reservoirs, improved pricing in US Land for Well Services technologies and improved activity levels in oil basins in Canada. These increases were partially offset by a decrease in the US Gulf of Mexico revenue as a six-month moratorium on drilling and lingering uncertainty about rules for operating resulted in the stoppage of deepwater drilling activity.

Year-on-year, pretax operating margin increased 10 percentage points to 16.0% mostly due to the stronger activity and improved pricing in the US land, partially offset by the impact of the activity slow-down in the US Gulf of Mexico.

Latin America

Revenue of $4.32 billion was 2% higher than the previous year. Growth was strongest in the Brazil GeoMarket where higher offshore activity increased demand for Wireline and Drilling & Measurements services technologies. Revenue also increased significantly in the Peru/Ecuador/Colombia GeoMarket due to strong IPM activity and higher Artificial Lift systems sales. The addition of Geoservices also contributed to the growth. These increases were partially offset by a decrease in the Mexico/Central America GeoMarket revenue as client budgetary constraints reduced IPM activity.

Year-on-year, pretax operating margin decreased 110 bps to 16.7% primarily due to the reduced activity levels in Mexico/Central America partially offset by the impact of lower costs in Venezuela/Trinidad & Tobago.

Europe/CIS/Africa

Revenue of $6.88 billion was 4% lower year-on-year. This decrease was largely attributable to lower pricing across much of the Area and reduced activity in the North Africa, Libya, Caspian and Continental Europe GeoMarkets. These decreases were partially offset by increases in Russia due to higher IPM activity. The addition of Geoservices also contributed to Area revenue.

Year-on-year, pretax operating margin decreased 543 bps to 18.4% primarily due to the lower overall activity levels and reduced pricing.

Middle East & Asia

Revenue of $5.59 billion was 7% higher than the previous year primarily due to strong drilling activity in Asia, particularly in the Australia/Papua New Guinea, China/Japan/Korea and East Asia GeoMarkets, and to increased IPM activity and strong demand for Well Services technologies in the Middle Eastern GeoMarkets. The addition of Geoservices also increased Area revenue.

Year-on-year, pretax operating margin decreased 199 bps to 30.4% primarily due the impact of lower pricing across the Area.

WesternGeco

Full-year 2010 revenue of $1.99 billion was 6% lower than the prior year primarily due to reduced activity and pricing in Marine. This decrease was partially offset by an increase in Multiclient revenue as the result of increased acquisition and sales of wide-azimuth surveys in the US Gulf of Mexico.

Year-on-year, pretax operating margin decreased 194 bps to 13.4% as the result of the lower pricing and activity in Marine and reduced profitability in Land and Data Processing. These decreases were partially offset by an improvement in Multiclient margins on the increased activity.

Full-Year 2009 Results

(Stated in millions)

	2009		2008	
	Revenue	Income before taxes	Revenue	Income before taxes
OILFIELD SERVICES				
North America	$ 3,707	$ 216	$ 5,914	$1,371
Latin America	4,225	753	4,230	858
Europe/CIS/Africa	7,150	1,707	8,180	2,244
Middle East & Asia	5,234	1,693	5,724	2,005
Elims/Other	202	(43)	234	27
	20,518	4,326	24,282	6,505
WESTERNGECO	2,122	326	2,838	836
Corporate(1)	62	(344)	43	(268)
Interest income(2)		52		112
Interest expense(3)		(188)		(217)
Charges & credits(4)		(238)		(116)
	$22,702	$3,934	$27,163	$6,852

(1) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs and certain other nonoperating items.
(2) Excludes interest income included in the segments' income (2009 – $10 million; 2008 – $7 million).
(3) Excludes interest expense included in the segments' income (2009 – $33 million; 2008 – $30 million).
(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements.*

Oilfield Services

Full-year 2009 revenue of $20.52 billion declined 16% versus 2008. Lower natural gas prices and unfavorable market fundamentals resulted in a 37% decline in North America revenue, primarily in the US Land and Canada GeoMarkets. Europe/CIS/Africa revenue decreased 13% mainly due to the weakening of local currencies against the US dollar and reduced activity in the Russia, North Sea, West & South Africa and Caspian GeoMarkets as well as in Framo, which was partially offset by increased activity in the North Africa GeoMarket. Middle East & Asia revenue also fell by 9% primarily due to decreases in the East Asia, East Mediterranean, Arabian and Australia/Papua New Guinea GeoMarkets. Latin America revenue was only marginally lower than last year as the impact of the weakening of local currencies against the US dollar and much lower activity in Venezuela/Trinidad & Tobago and Peru/Colombia/Ecuador were nearly offset by stronger activity in Mexico/Central America and Brazil. Weakening of local currencies against the US dollar reduced 2009 revenue by approximately 4%. Across the Areas, all of the Technologies recorded revenue declines except Testing Services. IPM recorded revenue growth compared to the same period last year.

Full-year 2009 pretax operating margin decreased 5.7 percentage points to 21.1%, on the significant drop in activity and pricing pressure experienced across all the Areas, but most notably in North America.

North America

Revenue of $3.71 billion was 37% lower than last year with reductions across the entire Area. The decreases were highest in US Land and Canada, where lower natural gas prices resulted in a steep drop in activity and consequent pressure on pricing. Canada revenue was also lower as the result of the weakening of the Canadian dollar against the US dollar. Revenue in the US Gulf of Mexico GeoMarket was severely impacted by weaker shelf drilling activity and strong pricing pressure.

Pretax operating margin fell 17.3 percentage points to 5.8% due to the significant decline in activity levels across the Area, combined with the severe pricing erosion.

Latin America

Revenue of $4.22 billion was marginally lower compared to 2008. The weakening of local currencies against the US dollar reduced 2009 revenue by approximately 3%. In addition, Venezuela/Trinidad & Tobago revenue fell due to significantly reduced customer spending while Peru/Colombia/Ecuador revenue was lower due to reduced gain share in IPM projects. These decreases were mostly offset by higher IPM activity in Mexico/Central America and increased offshore activity in Brazil.

Pretax operating margin decreased 245 bps to 17.8% primarily as the result of the sharp activity decline in Venezuela/Trinidad & Tobago and the lower gain share in Peru/Colombia/Ecuador.

Europe/CIS/Africa

Revenue of $7.15 billion was 13% lower than last year largely due to the weakening of local currencies against the US dollar, which reduced revenue by approximately 7%. In addition, revenue was negatively impacted by reduced customer spending that resulted in significantly lower activity and pricing erosion in Russia and the North Sea. Revenue in the West & South Africa and Caspian GeoMarkets and in Framo was also negatively impacted by lower activity levels. These decreases were partially offset by a revenue increase in the North Africa GeoMarket due to strong Testing Services product sales.

Pretax operating margins declined 357 bps to 23.9% on a combination of the overall lower activity and heavy pricing pressure across the Area.

Middle East & Asia

Revenue of $5.23 billion was 9% below 2008. Revenue was down across much of the Middle East, especially in the East Mediterranean and Arabian GeoMarkets, due to reduced demand for Drilling & Measurements, Wireline and Testing Services technologies. Revenue in Asia also fell, primarily due to a decrease in offshore exploration activity, which was most significant in the East Asia and Australia/Papua New Guinea GeoMarkets, resulting in lower demand for Testing Services and Wireline technologies as well as Completion Systems products.

Pretax operating margin decreased 268 bps to 32.4% primarily as a result of the lower overall activity and a less favorable revenue mix across the Area.

WesternGeco

Full-year revenue of $2.12 billion was 25% lower than 2008. Revenue decreased across all product lines, with the largest declines experienced in Marine and Multiclient. Marine revenue declined due to lower activity combined with reduced pricing as the result of weak market conditions. Multiclient revenue decreased primarily in North America, as customers continued to reduce discretionary spending. Land revenue fell on lower crew utilization, while Data Processing revenue was down reflecting lower activity primarily in Europe/Africa and in North America.

Pretax margin decreased 14.1 percentage points to 15.4% primarily due to the weaker Marine activity and pricing as well as lower Multiclient sales.

Interest and Other Income

Interest and other income consisted of the following:

(Stated in millions)

	2010	2009	2008
Interest income	**$ 50**	$ 61	$119
Equity in net earnings of affiliated companies:			
M-I SWACO	**78**	131	210
Others	**86**	78	83
Other	–	3	–
	$214	$273	$412

Interest Income

The average return on investments decreased to 1.2% in 2010 from 1.4% in 2009 and the weighted average investment balance of $4.0 billion in 2010 decreased $0.5 billion compared to 2009.

The average return on investments decreased to 1.4% in 2009 from 3.5% in 2008 and the weighted average investment balance of $4.5 billion in 2009 increased $1.1 billion compared to 2008.

Equity in Net Earnings of Affiliated Companies

Equity income from the M-I SWACO joint venture in 2010 represents eight months of equity income through the closing of the Smith transaction. The decrease in equity income relating to this joint venture from 2008 to 2009 was attributable to a significant decline in M-I SWACO activity levels, primarily in its United States and Europe/Africa regions, as well as increased pricing pressures.

Interest Expense

Interest expense of $207 million in 2010 decreased by $14 million compared to 2009 due to a decline in the weighted average borrowing rates, from 3.9% to 3.2%. The weighted average debt balance of $6.4 billion in 2010 increased $0.8 billion compared to 2009.

Interest expense of $221 million in 2009 decreased by $26 million compared to 2008 primarily due to a decline in the weighted average borrowing rates, from 4.5% to 3.9%.

Other

Gross margin was 21.7%, 24.0% and 30.2% in 2010, 2009 and 2008, respectively.

The decline in gross margin in 2010 compared to 2009 was primarily attributable to the inclusion of the acquired Smith businesses as well as pricing pressure for Oilfield Services, particularly in the Europe/CIS/Africa Area, partially offset by improved activity levels and pricing in the North America Area.

The decline in gross margin in 2009 compared to 2008 was primarily attributable to lower activity coupled with the impact of a significant reduction in pricing across all of Oilfield Services, most notably in North America and Europe/CIS/Africa. Weaker Marine activity and pricing and reduced Multiclient sales in WesternGeco also contributed to the margin decline.

Research & engineering and *General & administrative* expenses, as a percentage of *Revenue*, were as follows:

	2010	2009	2008
Research & engineering	**3.3%**	3.5%	3.0%
General & administrative	**2.4%**	2.4%	2.1%

Research & engineering expenditures were as follows:

(Stated in millions)

	2010	2009	2008
Oilfield Services	**$748**	$679	$686
WesternGeco	**103**	108	118
Acquired Smith businesses	**58**	–	–
Other	**10**	15	15
	$919	$802	$819

Income Taxes

The Schlumberger effective tax rate was 17.3% in 2010, 19.6% in 2009, and 20.9% in 2008.

The Schlumberger effective tax rate is sensitive to the geographic mix of earnings. When the percentage of pretax earnings generated outside of North America increases, the Schlumberger effective tax rate will generally decrease. Conversely, when the percentage of pretax earnings generated outside of North America decreases, the Schlumberger effective tax rate will generally increase.

The effective tax rate for 2010 was significantly impacted by the charges and credits described in Note 3 to the *Consolidated Financial Statements*. The effective tax rate for 2009 was also impacted by charges, but to a much lesser extent. Excluding charges and credits, the effective tax rate in 2010 was approximately 20.6% compared to 19.2% in 2009. This increase is largely attributable to the geographic mix of earnings as well as the inclusion of four months results from the merger with Smith. Smith, which as a US company has a US tax rate applicable to its worldwide operations and as such, will serve to increase Schlumberger's overall effective tax rate.

The decrease in the Schlumberger effective tax rate in 2009 as compared to 2008 was primarily attributable to the geographic mix of earnings. Schlumberger generated a lower proportion of its pretax earnings in North America in 2009 as compared to 2008. In addition, outside North America, various GeoMarkets with lower tax rates contributed a greater percentage to pretax earnings in 2009 as compared to 2008.

Charges and Credits

Schlumberger recorded significant charges and credits in continuing operations during 2010, 2009 and 2008. These charges and credits, which are summarized below, are more fully described in Note 3 to the *Consolidated Financial Statements*.

The following is a summary of the 2010 charges and credits:

(Stated in millions)

	Pretax	Tax	Non-controlling Interest	Net	Income Statement Classification
Restructuring and Merger-related Charges:					
Severance and other	$ 90	$ 13	$–	$ 77	*Restructuring & other*
Impairment relating to WesternGeco's first generation Q-Land acquisition system	78	7	–	71	*Restructuring & other*
Other WesternGeco-related charges	63	–	–	63	*Restructuring & other*
Professional fees and other	107	1	–	106	*Merger & integration*
Merger-related employee benefits	58	10	–	48	*Merger & integration*
Inventory fair value adjustments	153	56	–	97	*Cost of revenue*
Mexico restructuring	40	4	–	36	*Restructuring & other*
Repurchase of bonds	60	23		37	*Restructuring & other*
Total restructuring and merger-related charges	649	114	–	535	
Gain on investment in M-I SWACO	(1,270)	(32)	–	(1,238)	*Gain on Investment in M-I SWACO*
Impact of elimination of tax deduction related to Medicare Part D subsidy	–	(40)	–	40	*Taxes on income*
	$ (621)	$ 42	$–	$ (663)	

The following is a summary of the 2009 charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interest	Net	Income Statement Classification
Workforce reductions	$102	$17	$–	$ 85	*Restructuring & other*
Postretirement benefits curtailment	136	14	–	122	*Restructuring & other*
	$238	$31	$–	$207	

The following is a summary of the 2008 charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interest	Net	Income Statement Classification
Workforce reductions	$ 74	$ 9	$–	$65	*Restructuring & other*
Provision for doubtful accounts	32	8	6	18	*Restructuring & other*
Other	10	–	–	10	*Interest and other income, net*
	$116	$17	$6	$93	

Cash Flow

Net Debt represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger's indebtedness by reflecting cash and investments that could be used to repay debt.

Details of Net Debt follow:

(Stated in millions)

	2010	2009	2008
Net Debt, beginning of year	**$ (126)**	$(1,129)	$(1,857)
Net income	**4,266**	3,142	5,460
Depreciation and amortization[1]	**2,759**	2,476	2,269
Gain on M-I SWACO investment	**(1,270)**	–	–
Pension and other postretirement benefits expense	**299**	306	127
Pension and other postretirement benefits curtailment charge	**–**	136	–
Pension and other postretirement benefits funding	**(868)**	(1,149)	(318)
Excess of equity income over dividends received	**(85)**	(103)	(235)
Stock -based compensation expense	**198**	186	172
Other non-cash items	**327**	162	128
Decrease (increase) in working capital	**268**	(204)	(592)
Capital expenditures	**(2,914)**	(2,395)	(3,723)
Multiclient seismic data capitalized	**(326)**	(230)	(345)
Dividends paid	**(1,040)**	(1,006)	(964)
Stock repurchase program	**(1,717)**	(500)	(1,819)
Proceeds from employee stock plans	**401**	206	351
Net debt assumed in merger with Smith	**(1,829)**	–	–
Geoservices acquisition, net of debt acquired	**(1,033)**	–	–
Other business acquisitions and minority interest investments	**(212)**	(514)	(345)
Conversion of debentures	**320**	–	448
Translation effect on net debt	**30**	(59)	166
Other	**(86)**	549	(52)
Net Debt, end of year	**$(2,638)**	$ (126)	$(1,129)

(1) Includes multiclient seismic data costs.

(Stated in millions)

Components of Net Debt	**Dec. 31 2010**	**Dec. 31 2009**	**Dec. 31 2008**
Cash	**$ 1,764**	$ 617	$ 609
Short-term investments	**3,226**	3,999	3,083
Fixed income investments, held to maturity	**484**	738	470
Short-term borrowings and current portion of long-term debt	**(2,595)**	(804)	(1,598)
Convertible debentures	**–**	(321)	(321)
Long-term debt	**(5,517)**	(4,355)	(3,372)
	$(2,638)	$ (126)	$(1,129)

Key liquidity events during 2010, 2009 and 2008 included:

- As a result of the Smith merger, Schlumberger assumed net debt of $1.8 billion. This amount consisted of $2.2 billion of debt (including a $0.4 billion adjustment to increase Smith's long-term fixed rate debt to its estimated fair value) and $0.4 billion of cash.
- During the second quarter of 2010, Schlumberger completed the acquisition of Geoservices for cash of $0.9 billion. Schlumberger assumed net debt of $0.1 billion in connection with this transaction.

- During the third and fourth quarters of 2010, Schlumberger repurchased the following debt:

(Stated in millions)

	Carrying Value
6.50% Notes due 2012	$ 649
6.75% Senior Notes due 2011	224
9.75% Senior Notes due 2019	212
6.00% Senior Notes due 2016	102
8.625% Senior Notes due 2014	88
	$1,275

The premium paid in excess of the carrying value to repurchase the $1.275 billion of debt was approximately $67 million.

- During the first quarter of 2009, Schlumberger entered into a €3.0 billion Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in Euro, US dollar or other currencies.

  Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due 2015 in the fourth quarter of 2010 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%. The proceeds from these notes will be used for general corporate purposes.

  During the first quarter of 2009, Schlumberger issued €1.0 billion 4.50% Guaranteed Notes due 2014 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%. The proceeds from these notes were used to refinance existing debt obligations and for general corporate purposes.

- During the third quarter of 2009, Schlumberger issued $450 million of 3.00% Guaranteed Notes due 2013. The proceeds from these notes were used to refinance existing debt obligations.

- In September 2008, Schlumberger issued €500 million 5.25% Guaranteed Notes due 2013. Schlumberger entered into agreements to swap these Euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.74%. The proceeds from these notes were used to repay commercial paper borrowings.

- On April 20, 2006, the Schlumberger Board of Directors approved a share repurchase program of up to 40 million shares of common stock to be acquired in the open market before April 2010, subject to market conditions. This program was completed during the second quarter of 2008.

  On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for shares of Schlumberger common stock, to be acquired in the open market before December 31, 2011, of which $3.15 billion had been repurchased as of December 31, 2010.

  The following table summarizes the activity under these share repurchase programs during 2010, 2009 and 2008:

(Stated in thousands except per share amounts and prices)

	Total cost of shares purchased	Total number of shares purchased	Average price paid per share
2010	$1,716,675	26,624.8	$64.48
2009	$ 500,097	7,825.0	$63.91
2008	$1,818,841	21,064.7	$86.35

- Cash flow provided by operations was $5.5 billion in 2010, $5.3 billion in 2009 and $6.9 billion in 2008. The decline in cash flow from operations in 2009 as compared to 2008 was primarily driven by the decrease in net

income experienced in 2009 and the significant pension plan contributions made during 2009, offset by an improvement in working capital requirements.

At times in recent periods, Schlumberger has experienced delays in payments from certain of its customers. Schlumberger operates in approximately 80 countries. At December 31, 2010, only three of those countries individually accounted for greater than 5% of Schlumberger's accounts receivable balance of which only one, the United States, represented greater than 10%.

- Dividends paid during 2010, 2009 and 2008 were $1.04 billion, $1.01 billion and $0.96 billion, respectively.

  In January 2011, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 19%, to $0.25.

- Capital expenditures were $2.9 billion in 2010, $2.4 billion in 2009 and $3.7 billion in 2008. Capital expenditures in 2008 reflected the record activity levels experienced in that year. The decrease in capital expenditures in 2009 as compared to 2008 is primarily due to the significant activity decline during 2009. Capital expenditures are expected to approach $4.0 billion for the full year 2011.

- During 2010, 2009 and 2008 Schlumberger made contributions of $868 million, $1.1 billion and $290 million, respectively, to its postretirement benefit plans. The US pension plans were 95% funded at December 31, 2010 based on the projected benefit obligation. This compares to 92% funded at December 31, 2009.

  Schlumberger's international defined benefit pension plans are a combined 92% funded at December 31, 2010 based on the projected benefit obligation. This compares to 85% funded at December 31, 2009.

  Schlumberger currently anticipates contributing approximately $600 million to $650 million to its postretirement benefit plans in 2011, subject to market and business conditions.

- During 2010 and 2008, certain holders of Schlumberger Limited 1.5% Series A Convertible Debentures due June 1, 2023 and 2.125% Series B Convertible Debentures due June 1, 2023 converted their debentures into Schlumberger common stock. The following table summarizes these conversions:

(Stated in millions)

	2010		2008	
	Conversions	**Shares issued**	**Conversions**	**Shares issued**
1.5% Series A debentures	$ –	–	$353	9.76
2.125% Series B debentures	321	8.00	95	2.36
	$321	8.00	$448	12.12

At December 31, 2008, there were no outstanding Series A debentures. There were $321 million outstanding Series B debentures at December 31, 2009. During 2010, $320 million of the 2.125% Series B Convertible Debentures due June 1, 2023 were converted by holders into 8.0 million shares of Schlumberger common stock and the remaining $1 million of outstanding Series B debentures were redeemed for cash.

As of December 31, 2010, Schlumberger had approximately $5.0 billion of cash and short-term investments on hand. Schlumberger had separate committed debt facility agreements aggregating $6.0 billion with commercial banks, of which $3.7 billion was available and unused as of December 31, 2010. This included $4.9 billion of committed facilities which support commercial paper borrowings in the United States and Europe. Schlumberger believes that these amounts are sufficient to meet future business requirements for at least the next twelve months.

Schlumberger's total outstanding debt at December 31, 2010 was $8.1 billion and included approximately $1.9 billion of commercial paper borrowings. The total outstanding debt increased approximately $2.6 billion compared to December 31, 2009.

On January 10, 2011, Schlumberger issued $1.1 billion of 4.200% Senior Notes due 2021 and $500 million of 2.650% Senior Notes due 2016.

Summary of Major Contractual Obligations

(Stated in millions)

Contractual Obligations	Total	Payment Period			
		2011	2012 – 2013	2014 – 2015	After 2015
Debt[1]	$ 8,112	$2,595	$1,608	$2,915	$ 994
Operating Leases	1,334	325	409	223	377
Purchase Obligations[2]	1,874	1,848	26	–	–
	$11,320	$4,768	$2,043	$3,138	$1,371

(1) Excludes future payments for interest.

(2) Represents an estimate of contractual obligations in the ordinary course of business. Although these contractual obligations are considered enforceable and legally binding, the terms generally allow Schlumberger the option to reschedule and adjust its requirements based on business needs prior to the delivery of goods.

Refer to Note 18 of the *Consolidated Financial Statements* for details regarding Schlumberger's pension and other postretirement benefit obligations.

As discussed in Note 14 of the *Consolidated Financial Statements*, included in the Schlumberger *Consolidated Balance Sheet* at December 31, 2010 is approximately $1.17 billion of liabilities associated with uncertain tax positions in the over 100 jurisdictions in which Schlumberger conducts business. Due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, Schlumberger cannot make reliable estimates of the timing of cash outflows relating to these liabilities.

Schlumberger has outstanding letters of credit/guarantees which relate to business performance bonds, custom/excise tax commitments, facility lease/rental obligations, etc. These were entered into in the ordinary course of business and are customary practices in the various countries where Schlumberger operates.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires Schlumberger to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies involve "critical accounting estimates" because they are particularly dependent on estimates and assumptions made by Schlumberger about matters that are inherently uncertain. A summary of all of Schlumberger's significant accounting policies is included in Note 2 to the *Consolidated Financial Statements*.

Schlumberger bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Multiclient Seismic Data

The WesternGeco segment capitalizes the costs associated with obtaining multiclient seismic data. The carrying value of the multiclient seismic data library at December 31, 2010 and 2009 was $394 million and $288 million, respectively. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstances will an individual survey carry a net book value greater than a 4-year straight-line amortized value.

The carrying value of surveys is reviewed for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future revenues, which involve significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period. For purposes of performing the annual impairment test of the multiclient library, future cash flows are analyzed primarily based on two pools of surveys: United States and non-United States. The United States and non-United States pools were determined to be the most appropriate level at which to perform the impairment review based upon a number of factors including (i) various macroeconomic factors that

influence the ability to successfully market surveys and (ii) the focus of the sales force and related costs. Certain larger surveys, which are typically prefunded by customers, are analyzed for impairment on a survey by survey basis.

Allowance for Doubtful Accounts

Schlumberger maintains an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. Judgment is involved in recording and making adjustments to this reserve. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices. Depending on how such potential issues are resolved, or if the financial condition of Schlumberger customers were to deteriorate resulting in an impairment of their ability to make payments, adjustments to the allowance may be required.

Inventory Reserves

Inventory is recorded at the lower of cost or net realizable value. Schlumberger maintains a reserve for excess and obsolete inventory. This requires management to make assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional provisions for excess or obsolete inventory may be required.

Goodwill, Intangible Assets and Long-Lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill is tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment by comparing the fair value of Schlumberger's individual reporting units to their carrying amount to determine if there is a potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

For purposes of performing the impairment test for goodwill, Schlumberger's reporting units are primarily the geographic areas comprising the Oilfield Services segment in addition to the WesternGeco, M-I SWACO, Smith Oilfield and Distribution segments. Schlumberger estimates the fair value of these reporting units using a discounted cash flow analysis and/or applying various market multiples. Determining the fair value of a reporting unit is a matter of judgment and often involves the use of significant estimates and assumptions. Schlumberger's estimate of the fair value of each of its reporting units comprising Oilfield Services as well as its WesternGeco reporting unit were substantially in excess of their respective carrying values at the time of their annual goodwill impairment tests for 2010. Due to the fact that the M-I SWACO, Smith Oilfield and Distribution reporting units were acquired on August 27, 2010, just prior to their annual goodwill impairment tests, the fair value of these reporting units approximated their carrying value.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future. Schlumberger evaluates the remaining useful life of its intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Income Taxes

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the over 100 jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience

and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

Pension and Postretirement Benefits

Schlumberger's pension and postretirement benefit obligations are described in detail in Note 18 to the *Consolidated Financial Statements*. The obligations and related costs are calculated using actuarial concepts, which include critical assumptions related to the discount rate, expected return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events.

The discount rate Schlumberger uses reflects the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. The following summarizes the discount rates utilized by Schlumberger for its various pension and postretirement benefit plans:

- The discount rate utilized to determine the liability for Schlumberger's United States pension plans and postretirement medical plans was 5.50% at December 31, 2010 and 6.00% at December 31, 2009.
- The weighted-average discount rate utilized to determine the liability for Schlumberger's international pension plans was 5.47% at December 31, 2010 and 5.89% at December 31, 2009.
- The weighted-average discount rate utilized to determine expense for Schlumberger's United States pension plans and postretirement medical plans decreased from 6.94% in 2009 to 6.00% in 2010.
- The weighted-average discount rate utilized to determine expense for Schlumberger's international pension plans was decreased from 6.81% in 2009 to 5.89% in 2010.

A higher discount rate decreases the present value of benefit obligations and decreases expense.

The expected rate of return for our retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid. The expected rate of return for Schlumberger's United States pension plans has been determined based upon expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The expected rate of return on plan assets for the United States pension plans was 8.50% in both 2010 and 2009. The weighted average expected rate of return on plan assets for the international plans was 8.00% in 2010 and 8.35% in 2009. A lower expected rate of return would increase pension expense.

Schlumberger's medical cost trend rate assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The overall medical cost trend rate assumption utilized to determine both the 2010 postretirement medical expense as well as the postretirement medical liability as of December 31, 2010 was 8% graded to 5% over the next six years.

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United States and international pension plans:

(Stated in millions)

Change in Assumption	**Effect on 2010 Pretax Pension Expense**	**Effect on Dec. 31, 2010 Liability**
25 basis point decrease in discount rate	+$18	+$261
25 basis point increase in discount rate	-$17	-$246
25 basis point decrease in expected return on plan assets	+$13	–
25 basis point increase in expected return on plan assets	-$13	–

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for Schlumberger's United States postretirement medical plans:

(Stated in millions)

Change in Assumption	Effect on 2010 Pretax Postretirement Medical Expense	Effect on Dec. 31, 2010 Liability
25 basis point decrease in discount rate	+$4	+$39
25 basis point increase in discount rate	-$4	-$37
100 basis point decrease per annum in medical cost trend rate	-$22	-$145
100 basis point increase per annum in medical cost trend rate	+$26	+$177

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Schlumberger is subject to market risks primarily associated with changes in foreign currency exchange rates, commodity prices and interest rates.

As a multinational company, Schlumberger conducts business in approximately 80 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 80% of Schlumberger's revenue in 2010 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar-reported expenses will increase.

A 5% increase or decrease in the average exchange rates of all the foreign currencies in 2010 would have changed revenue by approximately 1%. If the 2010 average exchange rates of the US dollar against all foreign currencies had strengthened by 5%, Schlumberger's income from continuing operations would have increased by approximately 2%. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from continuing operations by approximately 3%.

Although the functional currency of Schlumberger's operations in Venezuela is the US dollar, a portion of the transactions are denominated in local currency. For financial reporting purposes, such transactions are remeasured into US dollars at the official exchange rate, which until January 2010 was fixed at 2.15 Venezuela bolivares fuertes per US dollar, despite significant inflation in recent periods. In January 2010, Venezuela's currency was devalued and a new exchange rate system was announced. During the first quarter of 2010, Schlumberger began to apply an exchange rate of 4.3 Venezuelan bolivares fuertes per US dollar to its local currency denominated transactions in Venezuela. The devaluation did not have an immediate significant impact to Schlumberger. Further, although this devaluation does result in a reduction in the US dollar reported amount of local currency denominated revenues and expenses, the impact is not material to Schlumberger's consolidated financial statements.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Foreign currency forward contracts and foreign currency options provide a hedge against currency fluctuations either on monetary assets/liabilities denominated in other than a functional currency or on expenses.

At December 31, 2010, contracts were outstanding for the US dollar equivalent of $7.3 billion in various foreign currencies.

Schlumberger is subject to the risk of market price fluctuations of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted metal purchases. As of December 31, 2010, $12 million of commodity forward contracts were outstanding.

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates. At December 31, 2010, Schlumberger had fixed rate debt aggregating approximately $5.4 billion and variable rate debt aggregating approximately $2.8 billion. Schlumberger has entered into interest rate swaps relating to $0.5 billion of its fixed rate debt as of December 31, 2010 whereby Schlumberger will receive interest at a fixed rate and pay interest at a variable rate.

Schlumberger's exposure to interest rate risk associated with its debt is also partially mitigated by its investment portfolio. Both *Short-term investments* and *Fixed income investments, held to maturity*, which totaled approximately $3.7 billion at December 31, 2010, are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds and are substantially all denominated in US dollars. The average return on investment was 1.1% in 2010.

The following table represents carrying amounts of Schlumberger's debt at December 31, 2010 by year of maturity:

(Stated in millions)

	Expected Maturity Dates							
	2011	2012	2013	2014	2015	2016	2019	Total
Fixed rate debt								
5.875% Guaranteed Bonds	$ 334							$ 334
5.25% Guaranteed Notes			$ 659					659
3.00% Guaranteed Notes			463					463
4.50% Guaranteed Notes				$ 1,319				1,319
8.625% Senior Notes				272				272
2.75% Guaranteed Notes					$ 1,310			1,310
6.00% Senior Notes						$ 218		218
9.75% Senior Notes							$ 776	776
Total fixed rate debt	**$ 334**	**$ –**	**$1,122**	**$1,591**	**$1,310**	**$218**	**$776**	**$5,351**
Variable rate debt	**2,261**	**445**	**41**	**14**	**–**	**–**	**–**	**2,761**
Total	**$2,595**	**$445**	**$1,163**	**$1,605**	**$1,310**	**$218**	**$776**	**$8,112**

The fair market value of the outstanding fixed rate debt was approximately $5.5 billion as of December 31, 2010. The weighted average interest rate on the variable rate debt as of December 31, 2010 was approximately 1.0%.

Schlumberger does not enter into derivatives for speculative purposes.

Forward-looking Statements

This Form 10-K and other statements we make contain "forward-looking statements" within the meaning of the federal securities laws, which include any statements that are not historical facts, such as our forecasts or expectations regarding business outlook; growth for Schlumberger as a whole and for each of Oilfield Services and WesternGeco (and for specified products or geographic areas within each segment); the integration of both Smith and Geoservices into our business; the anticipated benefits of those transactions; oil and natural gas demand and production growth; oil and natural gas prices; improvements in operating procedures and technology; capital expenditures by Schlumberger and the oil and gas industry; the business strategies of Schlumberger's customers; future global economic conditions; and future results of operations. These statements are subject to risks and uncertainties, including, but not limited to, the current global economic downturn; changes in exploration and production spending by Schlumberger's customers and changes in the level of oil and natural gas exploration and development; general economic and business conditions in key regions of the world; pricing erosion; seasonal factors; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; continuing operational delays or program reductions as of result of the lifted drilling moratorium in the Gulf of Mexico; the inability to successfully integrate the merged Smith and Geoservices businesses and to realize expected synergies, the inability to retain key employees; and other risks and uncertainties detailed in the Risk Factors section of this Form 10-K and other filings that we make with the Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize (or the consequences of such a development changes), or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those reflected in our forward-looking statements. Schlumberger disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Item 8. Financial Statements and Supplementary Data.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Stated in millions, except per share amounts)

Year Ended December 31,	**2010**	**2009**	**2008**
Revenue	**$27,447**	$22,702	$27,163
Interest and other income, net	**214**	273	412
Gain on investment in M-I SWACO	**1,270**	–	–
Expenses			
Cost of revenue	**21,499**	17,245	18,957
Research & engineering	**919**	802	819
General & administrative	**650**	535	584
Merger & integration	**169**	–	–
Restructuring & other	**331**	238	116
Interest	**207**	221	247
Income from Continuing Operations before taxes	**5,156**	3,934	6,852
Taxes on income	**890**	770	1,430
Income from Continuing Operations	**4,266**	3,164	5,422
Income (Loss) from Discontinued Operations	–	(22)	38
Net Income	**4,266**	3,142	5,460
Net (income) loss attributable to noncontrolling interests	**1**	(8)	(25)
Net Income attributable to Schlumberger	**$ 4,267**	$ 3,134	$ 5,435
Schlumberger amounts attributable to:			
Income from Continuing Operations	**$ 4,267**	$ 3,156	$ 5,397
Income (Loss) from Discontinued Operations	–	(22)	38
Net Income	**$ 4,267**	$ 3,134	$ 5,435
Basic earnings per share of Schlumberger:			
Income from Continuing Operations	**$ 3.41**	$ 2.63	$ 4.51
Income (Loss) from Discontinued Operations	–	(0.02)	0.03
Net Income[(1)]	**$ 3.41**	$ 2.62	$ 4.54
Diluted earnings per share of Schlumberger:			
Income from Continuing Operations	**$ 3.38**	$ 2.61	$ 4.42
Income (Loss) from Discontinued Operations	–	(0.02)	0.03
Net Income	**$ 3.38**	$ 2.59	$ 4.45
Average shares outstanding			
Basic	**1,250**	1,198	1,196
Assuming dilution	**1,263**	1,214	1,224

(1) Amounts may not add due to rounding

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Stated in millions)

December 31,	2010	2009
ASSETS		
Current Assets		
Cash	$ 1,764	$ 617
Short-term investments	3,226	3,999
Receivables less allowance for doubtful accounts (2010 – $185; 2009 – $160)	8,278	6,088
Inventories	3,804	1,866
Deferred taxes	51	154
Other current assets	975	926
	18,098	13,650
Fixed Income Investments, held to maturity	484	738
Investments in Affiliated Companies	1,071	2,306
Fixed Assets less accumulated depreciation	12,071	9,660
Multiclient Seismic Data	394	288
Goodwill	13,952	5,305
Intangible Assets	5,162	786
Deferred Taxes	–	376
Other Assets	535	356
	$51,767	$33,465
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 6,488	$ 5,003
Estimated liability for taxes on income	1,493	878
Long-term debt – current portion	2,214	444
Short-term borrowings	381	360
Dividend payable	289	253
Convertible debentures	–	321
	10,865	7,259
Long-term Debt	5,517	4,355
Postretirement Benefits	1,262	1,660
Deferred Taxes	1,636	–
Other Liabilities	1,043	962
	20,323	14,236
Equity		
Common stock	11,920	4,777
Treasury stock	(3,136)	(5,002)
Retained earnings	25,210	22,019
Accumulated other comprehensive loss	(2,768)	(2,674)
Schlumberger stockholders' equity	31,226	19,120
Noncontrolling interests	218	109
	31,444	19,229
	$51,767	$33,465

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Stated in millions) Year Ended December 31,	2010	2009	2008
Cash flows from operating activities:			
Net Income	**$ 4,266**	$ 3,142	$ 5,460
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization[1]	**2,759**	2,476	2,269
Gain on investment in M-I SWACO	**(1,270)**	–	–
Earnings of companies carried at equity, less dividends received	**(85)**	(103)	(235)
Deferred income taxes	**(109)**	373	(6)
Stock-based compensation expense	**198**	186	172
Other non-cash items	**327**	162	128
Pension and other postretirement benefits expense	**299**	306	127
Pension and other postretirement benefits curtailment charge	**–**	136	–
Pension and other postretirement benefits funding	**(868)**	(1,149)	(318)
Change in operating assets and liabilities:[2]			
(Increase) decrease in receivables	**(289)**	155	(944)
(Increase) decrease in inventories	**(67)**	64	(299)
Decrease (increase) in other current assets	**136**	9	(198)
(Decrease) increase in accounts payable and accrued liabilities	**(103)**	(293)	683
Increase (decrease) in estimated liability for taxes on income	**480**	(361)	(94)
(Decrease) increase in other liabilities	**(89)**	43	97
Other – net	**(91)**	165	57
NET CASH PROVIDED BY OPERATING ACTIVITIES	**5,494**	5,311	6,899
Cash flows from investing activities:			
Capital expenditures	**(2,914)**	(2,395)	(3,723)
Multiclient seismic data capitalized	**(326)**	(230)	(345)
Cash acquired in merger with Smith International, Inc.	**399**	–	–
Acquisition of Geoservices, net of cash acquired	**(889)**	–	–
Other business acquisitions and investments, net of cash acquired	**(212)**	(514)	(345)
Sale (purchase) of investments, net	**1,023**	(1,159)	(604)
Other	**(19)**	228	(132)
NET CASH USED IN INVESTING ACTIVITIES	**(2,938)**	(4,070)	(5,149)
Cash flows from financing activities:			
Dividends paid	**(1,040)**	(1,006)	(964)
Proceeds from employee stock purchase plan	**179**	96	177
Proceeds from exercise of stock options	**222**	110	174
Tax benefit on stock options	**14**	4	137
Stock repurchase program	**(1,717)**	(500)	(1,819)
Proceeds from issuance of long-term debt	**2,815**	1,973	1,281
Repayment of long-term debt	**(1,814)**	(1,754)	(601)
Net decrease in short-term borrowings	**(68)**	(111)	(210)
NET CASH USED IN FINANCING ACTIVITIES	**(1,409)**	(1,188)	(1,825)
Cash flow from discontinued operations – operating activities	**–**	(45)	63
Net increase (decrease) in cash before translation effect	**1,147**	8	(12)
Translation effect on cash	**–**	–	(2)
Cash, beginning of year	**617**	609	623
Cash, end of year	**$ 1,764**	$ 617	$ 609

(1) Includes multiclient seismic data costs.
(2) Net of the effect of business acquisitions.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in millions)

	Common Stock					
	Issued	**In Treasury**	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Noncontrolling Interests**	**Total**
Balance, January 1, 2008	$ 4,136	$(3,549)	$15,462	$(1,173)	$ 62	$14,938
Comprehensive income:						
Net income			5,435		25	
Currency translation adjustments				(82)	(1)	
Changes in fair value of derivatives				(135)		
Deferred employee benefits liabilities				(1,511)		
Total comprehensive income						3,731
Shares sold to optionees less shares exchanged	20	154				174
Shares granted to Directors	1					1
Shares issued under employee stock purchase plan	115	57				172
Stock repurchase program		(1,819)				(1,819)
Stock-based compensation cost	172					172
Shares issued on conversions of debentures	86	361				447
Other	1				(14)	(13)
Dividends declared ($0.84 per share)			(1,006)			(1,006)
Tax benefit on stock options	137					137
Balance, December 31, 2008	4,668	(4,796)	19,891	(2,901)	72	16,934
Comprehensive income:						
Net income			3,134		8	
Currency translation adjustments				17	1	
Changes in fair value of derivatives				143		
Deferred employee benefits liabilities				67		
Total comprehensive income						3,370
Shares sold to optionees less shares exchanged	(22)	132				110
Shares granted to Directors		1				1
Vesting of restricted stock	(20)	20				–
Shares issued under employee stock purchase plan	25	141				166
Stock repurchase program		(500)				(500)
Stock-based compensation cost	186					186
Other	(64)				28	(36)
Dividends declared ($0.84 per share)			(1,006)			(1,006)
Tax benefit on stock options	4					4
Balance, December 31, 2009	4,777	(5,002)	22,019	(2,674)	109	19,229
Comprehensive income:						
Net income			4,267		(1)	
Currency translation adjustments				(26)		
Changes in fair value of derivatives				5		
Deferred employee benefits liabilities				(73)		
Total comprehensive income						4,172
Shares sold to optionees less shares exchanged	(8)	230				222
Shares granted to Directors	1	1				2
Vesting of restricted stock	(11)	11				–
Shares issued under employee stock purchase plan	49	130				179
Stock repurchase program		(1,717)				(1,717)
Stock-based compensation cost	198					198
Shares issued on conversions of debentures	17	303				320
Acquisition of Smith International, Inc.	6,880	2,948			111	9,939
Acquisition of noncontrolling interests	3					3
Other		(40)			(1)	(41)
Dividends declared ($0.84 per share)			(1,076)			(1,076)
Tax benefit on stock options	14					14
Balance, December 31, 2010	$11,920	$(3,136)	$25,210	$(2,768)	$218	$31,444

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

SHARES OF COMMON STOCK

(Stated in millions)

	Issued	**In Treasury**	**Shares Outstanding**
Balance, January 1, 2008	1,334	(138)	1,196
Shares sold to optionees less shares exchanged	–	5	5
Shares issued under employee stock purchase plan	–	2	2
Stock repurchase program	–	(21)	(21)
Issued on conversions of debentures	–	12	12
Balance, December 31, 2008	1,334	(140)	1,194
Shares sold to optionees less shares exchanged	–	4	4
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	4	4
Stock repurchase program	–	(8)	(8)
Balance, December 31, 2009	1,334	(139)	1,195
Acquisition of Smith International, Inc.	100	76	176
Shares sold to optionees less shares exchanged	–	6	6
Shares issued under employee stock purchase plan	–	3	3
Stock repurchase program	–	(27)	(27)
Issued on conversions of debentures	–	8	8
Balance, December 31, 2010	1,434	(73)	1,361

See the *Notes to Consolidated Financial Statements*

Notes to Consolidated Financial Statements

1. Business Description

Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries (collectively, "Schlumberger") form the world's leading supplier of technology, integrated project management, and information solutions to customers in the oil and gas industry worldwide, providing the industry's widest range of oilfield services from exploration to production.

2. Summary of Accounting Policies

The *Consolidated Financial Statements* of Schlumberger have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying *Consolidated Financial Statements* include the accounts of Schlumberger, its wholly-owned subsidiaries, and subsidiaries over which it exercises a controlling financial interest. All significant intercompany transactions and balances have been eliminated. Investments in entities in which Schlumberger does not have a controlling financial interest, but over which it has significant influence are accounted for using the equity method. Schlumberger's share of the after-tax earnings of equity method investees is included in *Interest and other income, net.* Investments in which Schlumberger does not have the ability to exercise significant influence are accounted for using the cost method. Both equity and cost method investments are classified in *Investments in Affiliated Companies.*

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, Schlumberger evaluates its estimates, including those related to collectibility of accounts receivable; valuation of inventories and investments; recoverability of goodwill, intangible assets and investments in affiliates; income taxes; multiclient seismic data; contingencies and actuarial assumptions for employee benefit plans. Schlumberger bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Schlumberger recognizes revenue based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices provided that collectibility is reasonably assured. Revenue is recognized for services when they are rendered. Revenue is recognized for products upon delivery, when the customer assumes the risks and rewards of ownership. Certain products may be provided on a consigned basis in which case revenue is recognized when the products are consumed provided that all other revenue recognition criteria have been met.

Revenue from seismic contract services performed on a dayrate basis is recognized as the service is performed. Revenue from other contract services, including pre-funded multiclient surveys, is recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. This method requires revenue to be recognized based upon quantifiable measures of progress, such as square kilometers acquired. Multiclient data surveys are licensed or sold to customers on a non-transferable basis. Revenue on completed multiclient data surveys is recognized upon obtaining a signed licensing agreement and providing customers with access to such data.

Revenue is occasionally generated from contractual arrangements that include multiple deliverables. Revenue from these arrangements is recognized as each item is delivered based on their relative fair value and when the delivered items have stand-alone value to the customer.

Revenue derived from the sale of licenses of Schlumberger software may include installation, maintenance, consulting and training services. If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Translation of Non-United States Currencies

The functional currency of Schlumberger is primarily the US dollar. Assets and liabilities recorded in functional currencies other than US dollars are translated at period end exchange rates. The resulting adjustments are charged or credited directly to the *Equity* section of the *Consolidated Balance Sheet*. Revenue and expenses are translated at the weighted-average exchange rates for the period. Realized and unrealized transaction gains and losses are included in income in the period in which they occur. Transaction losses of $27 million net of hedging activities, were recognized in 2010. In 2009 and 2008, transaction gains net of hedging activities of $73 million and $8 million, respectively, were recognized.

Investments

The *Consolidated Balance Sheet* reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Both *Short-term investments* and *Fixed Income Investments, held to maturity* are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds, and are substantially denominated in US dollars. Under normal circumstances it is the intent of Schlumberger to hold the investments until maturity, with the exception of investments that are considered trading (December 31, 2010 – $189 million; December 31, 2009 – $184 million). Short-term investments that are designated as trading are stated at fair value, which is estimated using quoted market prices for those or similar investments. All other investments are stated at cost plus accrued interest, which approximates market. The unrealized gains/losses on investments designated as trading were not significant at both December 31, 2010 and 2009.

For purposes of the *Consolidated Statement of Cash Flows*, Schlumberger does not consider short-term investments to be cash equivalents as a significant portion have original maturities in excess of three months.

Fixed Income Investments, held to maturity at December 31, 2010 of $484 million mature as follows: $289 million in 2012, $80 million in 2013 and $115 million in 2014.

Inventories

Inventories are stated at average cost or at market, whichever is lower. Costs included in *Inventories* consist of materials, direct labor and manufacturing overhead.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income.

Multiclient Seismic Data

The multiclient library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. Multiclient surveys are primarily generated utilizing Schlumberger resources. Schlumberger capitalizes costs directly

incurred in acquiring and processing the multiclient seismic data. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4- year straight-line amortized value.

The carrying value of the multiclient library is reviewed for impairment annually as well as when an event or change in circumstance indicating impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future cash flows, which involves significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period.

Goodwill, Other Intangibles and Long-lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. Goodwill is tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Goodwill is tested for impairment by comparing the fair value of Schlumberger's individual reporting units to their carrying amount to determine if there is a potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involve significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future.

Intangible assets consist primarily of customer relationships, technology/technical know-how and tradenames acquired in business combinations. Customer relationships are generally amortized over periods ranging from 7 to 28 years, acquired technology/technical know-how are generally amortized over periods ranging from 5 to 18 years and tradenames are generally amortized over periods ranging from 5 years to 30 years.

Taxes on Income

Schlumberger computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made. Any effect of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of the deferred tax asset will not be realized in the future, Schlumberger provides a corresponding valuation allowance against deferred tax assets.

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Schlumberger recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the year in which such resolution occurs.

Schlumberger generally does not provide income taxes relating to undistributed earnings, as the earnings either would not be taxable when remitted or are considered to be indefinitely reinvested.

Concentration of Credit Risk

Schlumberger's assets that are exposed to concentrations of credit risk consist primarily of cash, short-term investments, fixed income investments held to maturity, receivables from clients and derivative financial instruments. Schlumberger places its cash, short-term investments and fixed income investments held to maturity with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger regularly evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are spread over many countries and customers. Schlumberger maintains an allowance for uncollectible accounts receivable based on expected collectibility and performs ongoing credit evaluations of its customers' financial condition. By using derivative financial instruments to hedge exposure to changes in exchange rates and commodity prices, Schlumberger exposes itself to some credit risk. Schlumberger minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Research & Engineering

All research and engineering expenditures are expensed as incurred.

Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by first adding back to net income the interest expense on any outstanding convertible debentures and then dividing this adjusted net income attributable to Schlumberger by the sum of (i) unvested restricted stock units; and (ii) the weighted average number of common shares outstanding assuming dilution. The weighted average number of common shares outstanding assuming dilution assumes (a) that all stock options which are in the money are exercised at the beginning of the period and that the proceeds are used by Schlumberger to purchase shares at the average market price for the period, and (b) the conversion of any outstanding convertible debentures.

The following is a reconciliation from basic to diluted earnings per share from continuing operations for each of the last three years:

(Stated in million except per share amounts)

	Schlumberger Income from Continuing Operations	Weighted Average Shares Outstanding	Earnings Per Share from Continuing Operations
2010:			
Basic	**$4,267**	**1,250**	**$3.41**
Assumed conversion of debentures	**3**	**2**	
Assumed exercise of stock options	**–**	**9**	
Unvested restricted stock	**–**	**2**	
Diluted	**$4,270**	**1,263**	**$3.38**
2009:			
Basic	$ 3,156	1,198	$ 2.63
Assumed conversion of debentures	8	8	
Assumed exercise of stock options	–	7	
Unvested restricted stock	–	1	
Diluted	$ 3,164	1,214	$ 2.61
2008:			
Basic	$ 5,397	1,196	$ 4.51
Assumed conversion of debentures	12	13	
Assumed exercise of stock options	–	13	
Unvested restricted stock	–	2	
Diluted	$ 5,409	1,224	$ 4.42

Employee stock options to purchase approximately 12.5 million, 17.1 million and 5.8 million shares of common stock at December 31, 2010, 2009 and 2008, respectively, were outstanding but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock, and therefore, the effect on diluted earnings per share would have been anti-dilutive.

3. Charges and Credits

Schlumberger recorded the following Charges and Credits in continuing operations during 2010, 2009 and 2008:

2010

Fourth quarter of 2010:

- In connection with Schlumberger's merger with Smith International, Inc. ("Smith") (see Note 4 – *Acquisitions*), Schlumberger recorded the following pretax charges: $115 million ($73 million after-tax) relating to the amortization of purchase accounting adjustments associated with the write-up of acquired inventory to its estimated fair value, $17 million ($16 million after-tax) of professional and other fees and $16 million ($12 million after-tax) relating to employee benefits.
- Schlumberger repurchased the following debt:

(Stated in millions)

	Carrying Value
6.50% Notes due 2012	$297
6.75% Senior Notes due 2011	$123
9.75% Senior Notes due 2019	$212
6.00% Senior Notes due 2016	$102
8.625% Senior Notes due 2014	$ 88

As a result of these transactions, Schlumberger incurred pretax charges of $32 million ($20 million after-tax).

Third quarter of 2010:

- As a result of the decision to rationalize support costs across the organization as well as to restructure the North America land operations to provide greater operating efficiency, Schlumberger recorded a pretax charge of $90 million ($77 million after-tax).
- Following the recent successful introduction of UniQ, a new generation single-sensor land acquisition system, Schlumberger recorded a $78 million pretax charge ($71 million after-tax), related to the impairment of WesternGeco's first generation Q-Land system assets.
- A pretax and after-tax charge of $63 million primarily relating to the early termination of a vessel lease associated with WesternGeco's electromagnetic service offering as well as related assets, including a $30 million impairment related to an equity-method investment.
- In connection with the Schlumberger's merger with Smith (see Note 4 – *Acquisitions*), Schlumberger recorded the following pretax charges: $56 million ($55 million after-tax) of merger-related transaction costs including advisory and legal fees, $41 million ($35 million after-tax) relating to employee benefits for change in control payments and retention bonuses and $38 million ($24 million after-tax) relating to the amortization of purchase accounting adjustments associated with the write-up of acquired inventory to its estimated fair value.
- $40 million pretax charge ($36 million after-tax) for the early termination of rig contracts and workforce reductions in Mexico due to the slowdown of project activity.
- Schlumberger repurchased $352 million of its 6.50% Notes due 2012 and, as a result, incurred a pretax charge of $28 million ($18 million after-tax).
- Schlumberger recorded a pretax gain of $1.27 billion ($1.24 billion after-tax) as a result of remeasuring its previously held 40% equity interest in the M-I SWACO joint venture. Refer to Note 4 –*Acquisitions* for further details.

First quarter of 2010:

- Schlumberger incurred $35 million of pretax and after-tax merger-related costs in connection with the Smith and Geoservices transactions (see Note 4 –*Acquisitions*). These costs primarily consisted of advisory and legal fees.
- During March 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law in the United States. Among other things, the PPACA eliminates the tax deductibility of retiree prescription drug benefits to the extent of the Medicare Part D subsidy that companies, such as Schlumberger, receive. As a result of this change in law, Schlumberger recorded a $40 million charge to adjust its deferred tax assets to reflect the loss of this future tax deduction.

The following is a summary of 2010 Charges and Credits:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net	Income Statement Classification
Restructuring and Merger-related Charges:					
Severance and other	$ 90	$ 13	$–	$ 77	*Restructuring & other*
Impairment relating to WesternGeco's first generation Q-Land acquisition system	78	7	–	71	*Restructuring & other*
Other WesternGeco-related charges	63	–	–	63	*Restructuring & other*
Professional fees and other	107	1	–	106	*Merger & integration*
Merger-related employee benefits	58	10	–	48	*Merger & integration*
Inventory fair value adjustments	153	56	–	97	*Cost of revenue*
Mexico restructuring	40	4	–	36	*Restructuring & other*
Repurchase of bonds	60	23		37	*Restructuring & other*
Total restructuring and merger-related charges	649	114	–	535	
Gain on investment in M-I SWACO	(1,270)	(32)	–	(1,238)	*Gain on Investment in M-I SWACO*
Impact of elimination of tax deduction related to Medicare Part D subsidy	–	(40)	–	40	*Taxes on income*
	$ (621)	$ 42	$–	$ (663)	

Approximately $165 million of the $649 million of pretax restructuring and merger-related charges described above represent non-cash charges. The vast majority of the balance of the charges have either been paid or are expected to be paid within the next three months.

2009

Second quarter of 2009:

- Schlumberger continued to reduce its global workforce as a result of the slowdown in oil and gas exploration and production spending and its effect on activity in the oilfield services sector. As a result of these actions, Schlumberger recorded a pretax charge of $102 million ($85 million after-tax). These workforce reductions were completed by the end of 2009.
- As a consequence of these workforce reductions, Schlumberger recorded pretax non-cash pension and other postretirement benefit curtailment charges of $136 million ($122 million after-tax). Refer to Note 18 – *Pension and Other Benefit Plans* for further details.

The following is a summary of these charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net	Income Statement Classification
Workforce reductions	$102	$17	$–	$ 85	*Restructuring & other*
Postretirement benefits curtailment	136	14	–	122	*Restructuring & other*
	$238	$31	$–	$207	

2008

Fourth quarter of 2008:

- Due to the continuing slowdown in oil and gas exploration and production spending and its effect on activity in the oilfield services sector, Schlumberger took actions to reduce its global workforce. As a result of these actions, Schlumberger recorded a pretax charge of $74 million ($65 million after-tax).

- Schlumberger wrote off certain assets, primarily accounts receivable relating to one client with liquidity issues. Accordingly, Schlumberger recorded a pretax charge of $42 million ($28 million after-tax and noncontrolling interest).

The following is a summary of these charges:

(Stated in millions)

	Pretax	Tax	Non-controlling Interests	Net	Income Statement Classification
Workforce reductions	$ 74	$ 9	$–	$65	*Restructuring & other*
Provision for doubtful accounts	32	8	6	18	*Restructuring & other*
Other	10	–	–	10	*Restructuring & other*
	$116	$17	$6	$93	

4. Acquisitions

Merger with Smith International, Inc.

On August 27, 2010, Schlumberger acquired all of the outstanding shares of Smith, a leading supplier of premium products and services to the oil and gas exploration and production industry. The merger brings together the complementary drilling and measurements technologies and expertise of Schlumberger and Smith in order to facilitate the engineering of complete drilling systems which optimize all of the components of the drill string. Such systems will enable Schlumberger's customers to achieve improved drilling efficiency, better well placement and increased wellbore assurance as they face increasingly more challenging environments. In addition, Schlumberger's geographic footprint will facilitate the extension of joint offerings on a worldwide basis.

Under the terms of the merger agreement, Smith became a wholly-owned subsidiary of Schlumberger. Each share of Smith common stock issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 0.6966 shares of Schlumberger common stock, with cash paid in lieu of fractional shares.

At the effective time of the merger, each outstanding option to purchase Smith common stock was converted pursuant to the merger agreement into a stock option to acquire shares of Schlumberger common stock on the same terms and conditions as were in effect immediately prior to the completion of the merger. The number of shares of Schlumberger common stock underlying each converted Smith stock option was determined by multiplying the number of Smith stock options by the 0.6966 exchange ratio, and rounding down to the nearest whole share. The exercise price per share of each converted Smith stock option was determined by dividing the per share exercise price of such stock option by the 0.6966 exchange ratio, and rounded up to the nearest whole cent. Smith stock options, whether or not then vested and exercisable, became fully vested and exercisable and assumed by Schlumberger at the effective date of the merger in accordance with preexisting change-in-control provisions. Smith stock options were converted into 0.6 million of Schlumberger stock options.

At the effective time of the merger, Smith restricted stock units, whether or not then vested, became fully vested (except for grants between the date of the merger agreement and closing, which were not significant and did not automatically vest) and were converted into shares of Schlumberger common stock in connection with the merger, determined by multiplying the number of shares of Smith common stock subject to each award by the 0.6966 exchange ratio, rounded to the nearest whole share (assuming, in the case of performance-based Smith restricted stock unit awards, the deemed attainment of the performance goals under the award at the target level).

Calculation of Consideration Transferred

The following details the fair value of the consideration transferred to effect the merger with Smith.

(Stated in millions, except exchange ratio and per share amounts)	
Number of shares of Smith common stock outstanding as of the acquisition date	248
Number of Smith unvested restricted stock units outstanding as of the acquisition date	4
	252
Multiplied by the exchange ratio	0.6966
Equivalent Schlumberger shares of common stock issued	176
Schlumberger closing stock price on August 27, 2010	$ 55.76
Common stock equity consideration	$ 9,812
Fair value of Schlumberger equivalent stock options issued	$ 16
Total fair value of the consideration transferred	$ 9,828

Certain amounts reflect rounding adjustments

Preliminary Allocation of Consideration Transferred to Net Assets Acquired

The following amounts represent the preliminary estimates of the fair value of identifiable assets acquired and liabilities assumed in the merger. The final determination of fair value for certain assets and liabilities will be completed as soon as the information necessary to complete the analysis is obtained. These amounts will be finalized as soon as possible, but no later than one year from the acquisition date.

(Stated in millions)	
Cash	$ 399
Accounts receivable	1,831
Inventory(1)	2,013
Fixed assets	2,017
Intangible assets:	
Tradenames (weighted-average life of 25 years)	1,560
Technology (weighted-average life of 16 years)	1,170
Customer relationships (weighted average life of 23 years)	1,360
Other assets	429
Accounts payable and accrued liabilities	(1,460)
Long-term debt(2)	(2,141)
Deferred taxes(3)	(1,936)
Other liabilities	(528)
sub-total	$ 4,714
Less:	
Investment in M-I SWACO(4)	(1,429)
Noncontrolling interests	(111)
Total identifiable net assets	$ 3,174
Gain on investment in M-I SWACO(4)	(1,238)
Goodwill(5)	7,892
Total consideration transferred	$ 9,828

(1) Schlumberger recorded an adjustment of approximately $155 million to write-up the acquired inventory to its estimated fair value. Schlumberger's cost of revenue reflected this increased valuation as this inventory was sold. Accordingly, Schlumberger's margins were temporarily reduced in the initial periods subsequent to the merger.

(2) In connection with the merger, Schlumberger assumed all of the debt obligations of Smith including its long-term fixed rate notes consisting of the following: $220 million 6.75% Senior Notes due 2011, $300 million 8.625% Senior Notes due 2014, $275 million 6.00% Senior Notes due 2016 and $700 million 9.75% Senior Notes due 2019. Schlumberger recorded a $417 million adjustment to increase the carrying amount of these notes to their estimated fair value. This adjustment will be amortized as a reduction of interest expense over the remaining term of the respective obligations.

(3) In connection with the acquisition accounting, Schlumberger provided deferred taxes related to, among other items, the estimated fair value adjustments for acquired inventory, intangible assets and assumed debt obligations. Included in the provisions for deferred taxes are amounts relating to the outside basis difference associated with shares in certain Smith non-US subsidiaries for which no taxes have previously been provided. Schlumberger expects to reverse the outside basis difference primarily through the reorganization of those subsidiaries as well as through repatriating earnings in lieu of permanently reinvesting them. In this regard, Schlumberger is in the process of assessing certain factors that impact the ultimate amount of deferred taxes to be recorded. The amount of deferred taxes recorded will likely be revised after this assessment is completed. Any revision to the amount of deferred taxes recorded will impact the amount of goodwill recorded.

(4) Prior to the completion of the merger, Smith and Schlumberger operated M-I SWACO, a drilling fluids joint venture that was 40% owned by Schlumberger and 60% owned by Smith. Effective at the closing of the merger, M-I SWACO is now owned 100% by Schlumberger. As a result of obtaining control of this joint venture, Schlumberger was required under generally accepted accounting principles to remeasure its previously held equity interest in the joint venture at its merger-date fair value and recognize the resulting pretax gain of $1.3 billion ($1.2 billion after-tax) in earnings. This gain is classified as *Gain on Investment in M-I SWACO* in the *Consolidated Statement of Income*.
Prior to acquiring Smith, Schlumberger recorded income relating to this venture using the equity method of accounting. The carrying value of Schlumberger's investment in the joint venture on December 31, 2009 was $1.4 billion, and was included within *Investments in Affiliated Companies* on the *Consolidated Balance Sheet*. Schlumberger's equity income from this joint venture was $78 million in 2010 (representing the period from January 1, 2010 to August 27, 2010), $131 million in 2009 and $210 million in 2008. Schlumberger received cash distributions from the joint venture of $50 million in 2010, $106 million in 2009 and $57 million in 2008.

(5) The goodwill recognized is primarily attributable to expected synergies that will result from combining the operations of Schlumberger and Smith as well as intangible assets that do not qualify for separate recognition. Approximately $0.2 billion of the goodwill is deductible for income tax purposes.

Acquisition of Geoservices

On April 23, 2010, Schlumberger completed the acquisition of Geoservices, a privately owned oilfield services company specializing in mud logging, slickline and production surveillance operations, for $915 million in cash.

The purchase price has been allocated to the net assets acquired upon their estimated fair values as follows:

(Stated in millions)

Cash	$ 26
Other assets	184
Fixed assets	90
Goodwill	599
Intangible assets	377
Long-term debt	(145)
Deferred tax liabilities	(64)
Other liabilities	(152)
	$ 915

The long-term debt was repaid at the time of closing.

Intangible assets recorded in connection with this transaction, which primarily relate to customer relationships, will be amortized over a weighted average period of approximately 17 years. The amount allocated to goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is not tax deductible for income tax purposes.

Other Acquisitions

Schlumberger has made other acquisitions and minority investments, none of which were significant on an individual basis, for cash payments, net of cash acquired, of $212 million during 2010, $514 million during 2009, and $345 million during 2008.

Supplemental Pro Forma Data

Smith's results of operations have been included in Schlumberger's financial statements for periods subsequent to the effective date of the merger. Smith contributed revenues of $3.3 billion and net income of $160 million (including the recurring effects of purchase accounting) to Schlumberger for the period from the closing of the merger through December 31, 2010. The following unaudited supplemental pro forma data ("pro forma data") presents consolidated information as if the merger with Smith and the acquisition of Geoservices had been completed on January 1, 2009:

(Stated in millions, except per share data)

	2010	2009
Revenue	$33,468	$31,182
Net income	$ 3,376	$ 3,271
Net income attributable to Schlumberger	$ 3,370	$ 3,244
Diluted earnings per share	$ 2.44	$ 2.34

The pro forma data was prepared based on the historical financial information of Schlumberger, Smith and Geoservices and has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the transactions, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The pro forma data is not necessarily indicative of what Schlumberger's results of operations actually would have been had the transactions been completed on January 1, 2009. Additionally, the pro forma data does not purport to project the future results of operations of the combined company nor do they reflect the expected realization of synergies associated with the transactions. The pro forma data reflects the application of the following adjustments:

- Elimination of the gain resulting from Schlumberger's remeasurement of its previously held 40% equity interest in M-I SWACO, which is considered non-recurring.
- Additional depreciation and amortization expense associated with fair value adjustments to acquired identifiable intangible assets and property, plant and equipment.
- Elimination of charges incurred in 2010 related to the fair value adjustments to Smith's inventory that has been sold as they will not have a long-term continuing impact.
- Reductions in interest expense as a result of increasing the carrying value of acquired debt obligations to its estimated fair value.
- Elimination of transaction costs incurred in 2010 that are directly related to the transactions, and do not have a continuing impact on the combined company's operating results.
- The issuance of 176 million of shares of Schlumberger common stock.

Included in the 2010 and 2009 pro forma net income attributable to Schlumberger and diluted earnings per share presented above are the following significant charges and credits:

(Stated in millions, except per share data)

	2010		2009	
	Net Income Impact	**Diluted EPS Impact ***	Net Income Impact	Diluted EPS Impact
Severance and other[(1)]	**$ 77**	**$ 0.06**	$ 85	$0.06
Impairment relating to WesternGeco's first generation Q-Land acquisition system[(1)]	**71**	**0.05**	–	–
Other WesternGeco-related charges[(1)]	**63**	**0.05**	–	–
Impact of elimination of tax deduction related to Medicare Part D subsidy[(1)]	**40**	**0.03**	–	–
Mexico restructuring[(1)]	**36**	**0.03**	–	–
Venezuelan currency-related losses[(2)]	**35**	**0.03**	–	–
Repurchase of bonds[(1)]	**37**	**0.03**	–	–
Gain on remeasurement of investment in @Balance[(2)]	**(18)**	**(0.01)**	–	–
Postretirement benefits curtailment[(1)]	–	–	122	0.09
Employee severance[(2)]	–	–	32	0.02
	$341	**$ 0.25**	$239	$0.17

* Does not add due to rounding
(1) Relates to Schlumberger's historical operations and is more fully described in Note 3 – *Charges and Credits*.
(2) Relates to Smith's historical operations.

5. Inventory

A summary of inventory follows:

(Stated in millions)

As at December 31,	**2010**	**2009**
Raw materials & field materials	**$1,833**	$1,646
Work in process	**249**	74
Finished goods	**1,722**	146
	$3,804	$1,866

6. Fixed Assets

A summary of fixed assets follows:

(Stated in millions)

As at December 31,	2010	2009
Land	**$ 314**	$ 141
Buildings & improvements	**2,631**	1,806
Machinery & equipment	**21,873**	17,939
Seismic vessels and related equipment	**1,861**	924
Seismic vessels under construction	**–**	695
	26,679	21,505
Less accumulated depreciation	**14,608**	11,845
	$12,071	$ 9,660

The estimated useful lives of Buildings & improvements are primarily 30 to 40 years. The estimated useful lives of Machinery & equipment are primarily 5 to 10 years. Seismic vessels are depreciated over periods ranging from 20 to 30 years with the related equipment generally depreciated over 5 years.

Depreciation expense relating to fixed assets was $2.4 billion, $2.1 billion and $1.9 billion in 2010, 2009 and 2008, respectively.

7. Multiclient Seismic Data

The change in the carrying amount of multiclient seismic data is as follows:

(Stated in millions)

	2010	2009
Balance at beginning of year	**$ 288**	$ 287
Capitalized in year	**326**	230
Charged to expense	**(220)**	(229)
	$ 394	$ 288

8. Goodwill

The changes in the carrying amount of goodwill by business segment were as follows:

(Stated in millions)

	Oilfield Services	Western Geco	M-I SWACO	Smith Oilfield	Distribution	Total
Balance, January 1, 2009	$4,174	$1,015	$–	$–	$–	$5,189
Additions	121	–	–	–	–	121
Impact of change in exchange rates	(5)	–	–	–	–	(5)
Balance, December 31, 2009	4,290	1,015	–	–	–	5,305
Acquisition of Smith	1,030	–	3,443	3,349	70	7,892
Additions	740	17	4	–	–	761
Transfers	58	(58)	–	–	–	–
Impact of change in exchange rates	(6)	–	–	–	–	(6)
Balance, December 31, 2010	$6,112	$974	$3,447	$3,349	$70	$13,952

9. Intangible Assets

Intangible assets principally comprise technology/technical know-how, tradenames and customer relationships. At December 31, the gross book value and accumulated amortization of intangible assets were as follows:

(Stated in millions)

	2010			2009		
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Technology/Technical Know-How	**$1,846**	**$215**	**$1,631**	$527	$163	$364
Tradenames	**1,678**	**61**	**1,617**	84	32	52
Customer Relationships	**1,963**	**129**	**1,834**	355	80	275
Other	**378**	**298**	**80**	376	281	95
	$5,865	**$703**	**$5,162**	$1,342	$556	$786

Amortization expense was $190 million in 2010, $114 million in 2009 and $124 million in 2008.

The weighted average amortization period for all intangible assets is approximately 21 years.

Amortization expense for the subsequent five years is estimated to be as follows: 2011 – $323 million, 2012 – $316 million, 2013 – $298 million, 2014 – $292 million and 2015 – $277 million.

10. Long-term Debt and Debt Facility Agreements

Long-term Debt consists of the following:

(Stated in millions)

As at December 31,	2010	2009
4.50% Guaranteed Notes due 2014	**$1,319**	$1,449
2.75% Guranteed Notes due 2015	**1,310**	–
5.25% Guaranteed Notes due 2013	**659**	727
9.75% Senior Notes due 2019(1)	**776**	–
3.00% Guaranteed Notes due 2013	**450**	449
8.625% Senior Notes due 2014(1)	**272**	–
6.00% Senior Notes due 2016(1)	**218**	–
6.5% Notes due 2012	–	649
5.875% Guaranteed Bonds due 2011	–	362
Commercial paper borrowings	**367**	358
Other variable rate debt	**133**	360
	5,504	4,354
Fair value adjustment – hedging	**13**	1
	$5,517	$4,355

(1) Represents long-term fixed rate debt obligations assumed in connection with the merger of Smith, net of amounts repurchased subsequent to the closing of the transaction.

The fair value adjustment presented above represents changes in the fair value of the portion of Schlumberger's fixed rate debt that is hedged through the use of interest rate swaps.

During the third and fourth quarters of 2010, Schlumberger repurchased all of its $650 million 6.50% Notes due 2012.

During the first quarter of 2009, Schlumberger entered into a €3.0 billion Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in euro, US dollar or other currencies.

Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due 2015 in the fourth quarter of 2010 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%. Schlumberger also issued €1.0 billion 4.50% Guaranteed Notes due 2014 in the first quarter of 2009 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

During the third quarter of 2009, Schlumberger issued $450 million of 3.00% Guaranteed Notes due 2013.

In September 2008, Schlumberger issued €500 million 5.25% Guaranteed Notes due 2013. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.74%.

Commercial paper borrowings outstanding at December 31, 2010 and 2009 include certain notes issued in currencies other than the US dollar which were swapped for US dollars and pounds sterling on the date of issue until maturity. Commercial paper borrowings are classified as long-term debt to the extent of their backup by available and unused committed credit facilities maturing in more than one year and to the extent it is Schlumberger's intent to maintain these obligations for longer than one year.

At December 31, 2010, Schlumberger had separate committed debt facility agreements aggregating $6.0 billion with commercial banks, of which $3.7 billion was available and unused. This included $4.9 billion of committed facilities which support commercial paper programs in the United States and Europe, of which $2.5 billion mature in December 2011 and $2.4 billion mature in April 2012. Interest rates and other terms of borrowing under these lines of credit vary from country to country. Borrowings under the commercial paper programs at December 31, 2010 were $1.9 billion ($0.4 billion at December 31, 2009). At December 31, 2010, $1.5 billion of the commercial paper borrowings were classified within *Long-term debt – current portion* in the *Consolidated Balance Sheet.*

On January 10, 2011, Schlumberger issued $1.1 billion of 4.200% Senior Notes due 2021 and $500 million of 2.650% Senior Notes due 2016.

A summary of *Long-term Debt* by currency, analyzed by Bonds and Notes, Commercial Paper (CP) and Other, at December 31 follows. As described in further detail above, the currencies are presented after taking into account currency swaps entered into on the date of issuance until maturity.

(Stated in millions)

	2010				2009			
	Bonds and Notes	**CP**	**Other**	**Total**	**Bonds and Notes**	**CP**	**Other**	**Total**
US dollar	**$5,017**	**$ –**	**$104**	**$5,121**	$3,275	$ –	$ 59	$3,334
Euro	–	**183**	–	**183**	362	135	231	728
Pound sterling	–	**184**	–	**184**	–	223	51	274
Norwegian kroner	–	–	**17**	**17**	–	–	19	19
Other	–	–	**12**	**12**	–	–	–	–
	$5,017	**$367**	**$133**	**$5,517**	$3,637	$358	$360	$4,355

The weighted average interest rate on variable rate debt as of December 31, 2010 was 1.0%.

Long-term Debt as of December 31, 2010, is due as follows: $445 million in 2012, $1.163 billion in 2013, $1.605 billion in 2014, $1.310 billion in 2015 and $994 million after 2015.

The fair value of Schlumberger's *Long-term Debt* at December 31, 2010 and December 31, 2009 was $5.6 billion and $4.6 billion, respectively, and was estimated based on quoted market prices.

Convertible Debentures

During 2003, Schlumberger Limited issued $975 million aggregate principal amount of 1.5% Series A Convertible Debentures due June 1, 2023 and $450 million aggregate principal amount of 2.125% Series B Convertible Debentures due June 1, 2023. The Series A debentures were convertible, at the holders' option, into shares of common stock of Schlumberger Limited at a conversion rate of 27.651 shares for each $1,000 of principal amount (equivalent to an initial conversion price of $36.165 per share) while the Series B debentures were convertible into common stock at a conversion rate of 25.000 shares for each $1,000 of principal (equivalent to an initial conversion price of $40.00 per share).

During 2008, all of the remaining $353 million of outstanding Series A debentures were converted into 9.8 million shares of Schlumberger common stock.

During 2008, $95 million of the Series B debentures were converted into 2.4 million shares of Schlumberger common stock. At December 31, 2009, there were $321 million of the Series B debentures outstanding. During 2010, $320 million of these debentures were converted by holders into 8.0 million shares of Schlumberger common stock and the remaining

$1 million of outstanding Series B convertible debentures were redeemed for cash. Consequently, there are no convertible debentures outstanding at December 31, 2010.

11. Derivative Instruments and Hedging Activities

Schlumberger is exposed to market risks related to fluctuations in foreign currency exchange rates, commodity prices and interest rates. To mitigate these risks, Schlumberger utilizes derivative instruments. Schlumberger does not enter into derivatives for speculative purposes.

Foreign Currency Exchange Rate Risk

As a multinational company, Schlumberger conducts its business in approximately 80 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 80% of Schlumberger's revenue in 2010 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens (strengthens) in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar – reported expenses will increase (decrease).

Schlumberger is exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to provide a hedge against a portion of these cash flow risks. These contracts are accounted for as cash flow hedges, with the effective portion of changes in the fair value of the hedge recorded on the *Consolidated Balance Sheet* and in *Other Comprehensive Income (Loss)*. Amounts recorded in *Other Comprehensive Income (Loss)* are reclassified into earnings in the same period or periods that the hedged item is recognized in earnings. The ineffective portion of changes in the fair value of hedging instruments, if any, is recorded directly to earnings.

At December 31, 2010, Schlumberger recognized a cumulative net $45 million gain in *Accumulated other comprehensive loss* relating to revaluation of foreign currency forward contracts and foreign currency options designated as cash flow hedges, the majority of which is expected to be reclassified into earnings within the next twelve months.

Schlumberger is also exposed to changes in the fair value of assets and liabilities, including certain of its long-term debt, which are denominated in currencies other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to hedge this exposure as it relates to certain currencies. These contracts are accounted for as fair value hedges with the fair value of the contracts recorded on the *Consolidated Balance Sheet* and changes in the fair value recognized in the *Consolidated Statement of Income* along with the change in fair value of the hedged item.

At December 31, 2010, contracts were outstanding for the US dollar equivalent of $7.3 billion in various foreign currencies.

Commodity Price Risk

Schlumberger is exposed to the impact of market fluctuations in the price of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted metal purchases. The objective of these contracts is to reduce the variability of cash flows associated with the forecasted purchase of those commodities. These contracts do not qualify for hedge accounting treatment and therefore, changes in the fair value of the forward contracts are recorded directly to earnings.

At December 31, 2010, $12 million of commodity forward contracts were outstanding.

Interest Rate Risk

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates.

During the third quarter of 2009, Schlumberger entered into interest rate swaps relating to two of its debt instruments. The first swap was for a notional amount of $450 million in order to hedge changes in the fair value of

Schlumberger's $450 million 3.00% Notes due 2013. Under the terms of this swap, Schlumberger receives interest at a fixed rate of 3.0% annually and will pay interest quarterly at a floating rate of three-month LIBOR plus a spread of 0.765%. This interest rate swap is designated as a fair value hedge of the underlying debt. This derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on changes in the fair value of the hedged debt. This results in no net gain or loss being recognized in the *Consolidated Statement of Income*.

The second swap was for a notional amount of $600 million in order to hedge a portion of the changes in fair value of Schlumberger's $650 million 6.50% Notes due 2012. Under the terms of this swap agreement, Schlumberger received interest at a fixed rate of 6.50% semi-annually and paid interest semi-annually at a floating rate of one-month LIBOR plus a spread of 4.84%. During the third and fourth quarters of 2010, Schlumberger repurchased all of the outstanding $650 million 6.50% Notes due 2012. Accordingly, this interest rate swap, which had previously been designated as a fair value hedge of the underlying debt, was settled during the fourth quarter and resulted in Schlumberger receiving proceeds of approximately $10 million.

At December 31, 2010, Schlumberger had fixed rate debt aggregating approximately $4.9 billion and variable rate debt aggregating approximately $3.2 billion, after taking into account the effects of the interest rate swaps.

The fair values of outstanding derivative instruments are summarized as follows:

(Stated in millions)

	Fair Value of Derivatives		
Derivative assets	**Dec. 31 2010**	**Dec. 31 2009**	**Classification**
Derivative designated as hedges:			
Foreign exchange contracts	**$4**	$14	*Other current assets*
Foreign exchange contracts	**37**	216	*Other Assets*
Interest rate swaps	**14**	–	*Other Assets*
	$55	$230	
Derivative not designated as hedges:			
Commodity contracts	**$3**	$1	*Other current assets*
Foreign exchange contracts	**9**	11	*Other current assets*
Foreign exchange contracts	**9**	28	*Other Assets*
	$21	$40	
	$76	$270	
Derivative Liabilities			
Derivative designated as hedges:			
Foreign exchange contracts	**$9**	$15	*Accounts payable and accrued liabilities*
Foreign exchange contracts	**77**	51	*Other Liabilities*
Interest rate swaps	**7**	–	*Accounts payable and accrued liabilities*
	$93	$66	
Derivative not designated as hedges:			
Commodity contracts	**$–**	$3	*Accounts payable and accrued liabilities*
Foreign exchange contracts	**14**	–	*Accounts payable and accrued liabilities*
Foreign exchange contracts	**–**	25	*Other Liabilities*
	$14	$28	
	$107	$94	

The fair value of all outstanding derivatives is determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable data.

The effect of derivative instruments designated as fair value hedges and not designated as hedges on the *Consolidated Statement of Income* was as follows:

(Stated in millions)

	Gain/(Loss) Recognized in Income		
	2010	**2009**	**Classification**
Derivatives designated as fair value hedges:			
Foreign exchange contracts	$(8)	$105	*Cost of revenue*
Interest rate swaps	22	6	*Interest expense*
	$14	$111	
Derivatives not designated as hedges:			
Foreign exchange contracts	$(13)	$32	*Cost of revenue*
Commodity contracts	1	2	*Cost of revenue*
	$(12)	$34	

The effect of derivative instruments in cash flow hedging relationships on income and other comprehensive income (OCI) was as follows:

(Stated in millions)

	Gain (Loss) Reclassified from Accumulated OCI into Income		
	2010	**2009**	**Classification**
Foreign exchange contracts	$(260)	$95	*Cost of revenue*
Foreign exchange contracts	(14)	(15)	*Research & engineering*
	$(274)	$80	

(Stated in millions)

	Gain (Loss) Recognized in OCI	
	2010	**2009**
Foreign exchange contracts	$(269)	$223

12. Stockholders' Equity

Schlumberger is authorized to issue 3,000,000,000 shares of common stock, par value $0.01 per share, of which 1,361,171,428 and 1,194,812,901 shares were outstanding on December 31, 2010 and 2009, respectively. Schlumberger is also authorized to issue 200,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued. Holders of common stock are entitled to one vote for each share of stock held.

The following is a reconciliation of *Accumulated Other Comprehensive Income (Loss)*:

(Stated in millions)

	Accumulated Other Comprehensive Income (Loss)			
	Currency Translation Adjustments	**Fair Value of Derivatives**	**Deferred Employee Benefits Liabilities**	**Total**
Balance, January 1, 2008	$(821)	$32	$(384)	$(1,173)
Currency translation adjustments	(82)			(82)
Changes in fair value of derivatives		(135)		(135)
Amortization of prior service cost			(20)	(20)
Amortization of actuarial net loss			34	34
Unrecognized prior service cost arising in the year			(1,077)	(1,077)
Actuarial net losses arising in the year			(725)	(725)
Deferred taxes			277	277
Balance, December 31, 2008	(903)	(103)	(1,895)	(2,901)
Currency translation adjustments	17			17
Changes in fair value of derivatives		143		143
Amortization of prior service cost			97	97
Amortization of actuarial net loss			32	32
Impact of curtailment			96	96
Unrecognized prior service cost arising in the year			27	27
Actuarial net losses arising in the year			(237)	(237)
Deferred taxes			52	52
Balance, December 31, 2009	(886)	40	(1,828)	(2,674)
Currency translation adjustments	(26)			(26)
Changes in fair value of derivatives		5		5
Amortization of prior service cost			96	96
Amortization of actuarial net loss			90	90
Unrecognized prior service cost arising in the year			(162)	(162)
Actuarial net losses arising in the year			(117)	(117)
Deferred taxes			20	20
Balance, December 31, 2010	$(912)	$45	$(1,901)	$(2,768)

13. Stock Compensation Plans

Schlumberger has three types of stock-based compensation programs: stock options, a restricted stock and restricted stock unit program (collectively referred to as "restricted stock") and a discounted stock purchase plan ("DSPP").

Stock Options

Key employees are granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price equals the average of the high and low sales prices of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in increments over four or five years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and resulting weighted-average fair value per share:

	2010	**2009**	**2008**
Dividend yield	**1.3%**	1.2%	1.0%
Expected volatility	**35%**	34%	31%
Risk free interest rate	**2.9%**	2.2%	3.2%
Expected option life in years	**6.9**	6.9	7.0
Weighted-average fair value per share	**$24.13**	$13.92	$29.33

The following table summarizes information concerning options outstanding and options exercisable by five ranges of exercise prices as of December 31, 2010:

(Shares stated in thousands)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Exercise prices range	Options Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Options Exercisable	Weighted-average exercise price
$16.87-$32.46	5,281	1.78	$27.41	5,281	$27.41
$32.62-$37.85	6,907	7.50	$37.25	1,887	$35.65
$38.53-$55.69	7,714	5.83	$52.60	6,197	$53.25
$56.61-$74.00	12,289	8.03	$64.86	2,546	$60.96
$84.93-$110.78	5,308	7.05	$88.57	2,083	$89.33
	37,499	6.47	$55.33	17,994	$49.09

The weighted average remaining contractual life of stock options exercisable as of December 31, 2010 was 4.6 years. The following table summarizes stock option activity during the years ended December 31, 2010, 2009 and 2008:

(Shares stated in thousands)

	2010		2009		2008	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	**35,500**	**$50.30**	32,301	$50.36	35,719	$41.02
Granted	**8,283**	**$66.67**	7,981	$40.87	5,422	$84.95
Assumed in Smith transaction	**581**	**$28.77**	–	$ –	–	$ –
Exercised	**(5,962)**	**$37.60**	(3,851)	$29.00	(5,444)	$32.69
Forfeited	**(903)**	**$61.28**	(931)	$58.82	(3,396)	$42.68
Outstanding at year-end	**37,499**	**$55.33**	35,500	$50.30	32,301	$50.36

The aggregate intrinsic value of stock options outstanding as of December 31, 2010 was approximately $1.08 billion. The aggregate intrinsic value of stock options exercisable as of December 31, 2010 was approximately $630 million.

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008, was $188 million, $103 million and $119 million, respectively.

Restricted Stock

Restricted stock awards generally vest at the end of three years. There have not been any grants to date that are subject to performance-based vesting.

The following table summarizes information about restricted stock transactions:

(Shares stated in thousands)

	2010		2009		2008	
	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at beginning of year	**1,343**	**$62.75**	1,701	$66.49	885	$65.14
Granted	**1,261**	**65.79**	304	48.14	863	68.04
Vested	**(286)**	**63.92**	(580)	65.15	(18)	65.35
Forfeited	**(95)**	**64.16**	(82)	69.23	(29)	72.44
Unvested at end of year	**2,223**	**$64.27**	1,343	$62.75	1,701	$66.49

Discounted Stock Purchase Plan

Under the terms of the DSPP, employees can choose to have a portion of their earnings withheld, subject to certain restrictions, to purchase Schlumberger common stock. The purchase price of the stock is 92.5% of the lower of the stock price at the beginning or end of the plan period at six-month intervals.

The fair value of the employees' purchase rights under the DSPP was estimated using the Black-Scholes model with the following assumptions and resulting weighted average fair value per share:

	2010	2009	2008
Dividend yield	**1.6%**	1.1%	0.9%
Expected volatility	**36%**	44%	34%
Risk free interest rate	**0.3%**	0.3%	2.7%
Weighted average fair value per share	**$10.30**	$9.76	$17.21

Total Stock-based Compensation Expense

The following summarizes stock-based compensation expense recognized in income:

(Stated in millions)

	2010	2009	2008
Stock options	**$121**	$118	$111
Restricted stock	**44**	32	31
DSPP	**33**	36	30
	$198	$186	$172

At December 31, 2010, there was $382 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements. Approximately $156 million is expected to be recognized in 2011, $122 million is expected to be recognized in 2012, $65 million in 2013, $35 million in 2014 and $4 million in 2015.

14. Income Taxes

Schlumberger operates in more than 100 jurisdictions, where statutory tax rates generally vary from 0% to 50%.

Income from Continuing Operations before taxes which were subject to United States and non-United States income taxes for each of the three years ended December 31, was as follows:

(Stated in millions)

	2010	2009	2008
United States	**$ 638**	$ 86	$1,432
Outside United States	**4,518**	3,848	5,420
	$5,156	$3,934	$6,852

Schlumberger recorded $621 million of net pretax credits in 2010 ($226 million of net charges in the US and $847 million of net credits outside the US). Schlumberger recorded $238 million of pretax charges in 2009 ($73 million in the US and $165 million outside the US) and $116 million in 2008 ($15 million in the US and $101 million outside the US). These charges and credits are included in the table above and are more fully described in Note 3 – *Charges and Credits*.

The components of net deferred tax assets (liabilities) were as follows:

(Stated in millions)

	2010	2009
Postretirement benefits	**$ 327**	$ 447
Multiclient seismic data	**43**	104
Intangible assets	**(1,674)**	(122)
Investments in non-US subsidiaries	**(353)**	–
Other, net	**72**	101
	$(1,585)	$ 530

The above deferred balances at December 31, 2010 and 2009 are net of valuation allowances relating to net operating losses in certain countries of $263 million and $251 million, respectively. The deferred tax balances at December 31, 2009 were net of a valuation allowance relating to a foreign tax credit carryforward of $30 million.

The components of *Taxes on income* were as follows:

(Stated in millions)

	2010	2009	2008
Current:			
United States – Federal	**$ 76**	$(191)	$ 453
United States – State	**14**	(6)	34
Outside United States	**909**	594	949
	$ 999	$ 397	$1,436
Deferred:			
United States – Federal	**$ 183**	$ 247	$ 23
United States – State	**2**	13	1
Outside United States	**(281)**	86	(12)
Valuation allowance	**(13)**	27	(18)
	$(109)	$ 373	$ (6)
Consolidated taxes on income	**$ 890**	$ 770	$1,430

A reconciliation of the United States statutory federal tax rate (35%) to the consolidated effective tax rate is:

	2010	2009	2008
US statutory federal rate	**35%**	35%	35%
US state income taxes	**–**	–	1
Non-US income taxed at different rates	**(14)**	(16)	(13)
Effect of equity method investment	**–**	–	(1)
Charges and Credits (See Note 3)	**(3)**	1	–
Other	**(1)**	–	(1)
Effective income tax rate	**17%**	20%	21%

Schlumberger conducts business in more than 100 jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Due to the geographic breadth of the Schlumberger operations, numerous tax audits may be ongoing throughout the world at any point in time. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions for the years ended December 31, 2010, 2009 and 2008 is as follows:

(Stated in millions)

	2010	2009	2008
Balance at beginning of year	**$1,026**	$ 877	$ 858
Additions based on tax positions related to the current year	**190**	178	217
Additions for tax positions of prior years	**8**	36	19
Additions related to acquisitions	**115**	–	6
Impact of changes in exchange rates	**(3)**	39	(72)
Settlements with tax authorities	**(36)**	(16)	(20)
Reductions for tax positions of prior years	**(99)**	(68)	(111)
Reductions due to the lapse of the applicable statute of limitations	**(36)**	(20)	(20)
Balance at end of year	**$1,165**	$1,026	$ 877

The amounts above exclude accrued interest and penalties of $210 million, $168 million and $136 million at December 31, 2010, 2009 and 2008 respectively. All of the unrecognized tax benefits, if recognized, would impact the Schlumberger effective tax rate.

Schlumberger classifies interest and penalties relating to uncertain tax positions within *Taxes on income* in the *Consolidated Statement of Income*. During 2010, 2009 and 2008, Schlumberger recognized approximately $42 million, $32 million and $25 million in interest and penalties, respectively.

The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the most significant jurisdictions in which Schlumberger operates:

Brazil	2004 – 2010
Canada	2003 – 2010
Mexico	2005 – 2010
Norway	2003 – 2010
Russia	2007 – 2010
Saudi Arabia	2001 – 2010
United Kingdom	2008 – 2010
United States	2005 – 2010

In certain of the jurisdictions noted above, Schlumberger operates through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, it is important to note that tax years are technically not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

15. Leases and Lease Commitments

Total rental expense was $1.2 billion in 2010, $1.0 billion in 2009, and $1.1 billion in 2008. Future minimum rental commitments under noncancelable operating leases for each of the next five years are as follows:

(Stated in millions)	
2011	$ 325
2012	242
2013	167
2014	124
2015	99
Thereafter	377
	$1,334

16. Contingencies

In 2007, Schlumberger received an inquiry from the United States Department of Justice ("DOJ") related to the DOJ's investigation of whether certain freight forwarding and customs clearance services of Panalpina, Inc., and other companies provided to oil and oilfield service companies, including Schlumberger, violated the Foreign Corrupt Practices Act. Schlumberger is cooperating with the DOJ. Schlumberger is cooperating with the governmental authorities and is currently unable to predict the outcome of this matter.

In 2009, Schlumberger learned that United States officials began a grand jury investigation and an associated regulatory inquiry, both related to certain Schlumberger operations in specified countries that are subject to United States trade and economic sanctions. Also in 2009, Smith received an administrative subpoena with respect to its historical business practices in certain countries that are subject to United States trade and economic sanctions. Schlumberger is cooperating with the governmental authorities and is currently unable to predict the outcome of these matters.

On April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig *Deepwater Horizon*, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. Pursuant to a contract between M-I SWACO and BP, M-I SWACO provided certain services under the direction of BP. A number of legal actions, certain of which name an M-I SWACO entity as a defendant, have been filed in connection with the *Deepwater Horizon* incident, and additional legal

actions may be filed in the future. Based on information currently known, the amount of any potential loss attributable to M-I SWACO with respect to potential liabilities related to the incident would not be material to Schlumberger's consolidated financial position.

Schlumberger and its subsidiaries are party to various other legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss is remote and, as such, that any liability that might ensue would not be material in relation to Schlumberger's consolidated financial position. However, litigation is inherently uncertain and it is not possible to predict the ultimate disposition of these proceedings.

17. Segment Information

Schlumberger operates five business segments as of December 31, 2010: Oilfield Services, WesternGeco, M-I SWACO, Smith Oilfield and Distribution.

The Oilfield Services segment falls into four clearly defined economic and geographical areas and is evaluated on the following basis: North America, Latin America, Europe including the CIS and Africa, and Middle East & Asia. The Oilfield Services segment provides virtually all exploration and production services required during the life of an oil and gas reservoir.

WesternGeco provides comprehensive worldwide reservoir imaging, monitoring and development services with extensive seismic crews and data processing centers, as well as a large multiclient seismic library. Services range from 3D and time-lapse (4D) seismic surveys to multi-component surveys for delineating prospects and reservoir management.

M-I SWACO is a leading supplier of drilling fluid systems engineered to improve wellbore quality and increase drilling performance. It also offers a broad range of waste management equipment and services, provides completion fluid and related tools and supplies oilfield production chemicals.

The Smith Oilfield segment provides a comprehensive suite of premium products and services used in oil and natural gas development activities. It is comprised of drilling and completion services operations, which include drill bits, directional drilling services and downhole tools.

Distribution consists of the Wilson International Inc. distribution operations and a majority-owned interest in CE Franklin Ltd., a publicly traded Canadian distribution company. It provides products and services to the energy, refining, petrochemical, power generation and mining industries.

Financial information for the years ended December 31, 2010, 2009 and 2008, by segment, is as follows:

(Stated in millions)

	2010				
	Revenue	**Income before taxes**	**Assets**	**Depn. & Amortn.**	**Capital Expenditures**
OILFIELD SERVICES					
North America	$ 5,010	$ 802	$ 2,725	$ 412	$ 451
Latin America	4,321	723	2,947	289	417
Europe/CIS/Africa	6,882	1,269	4,917	715	849
Middle East & Asia	5,586	1,696	3,509	517	597
Elims/Other[1]	280	(15)	1,639	31	131
	22,079	4,475	15,737	1,964	2,445
WESTERNGECO	1,987	267	2,896	579	276
M-I SWACO	1,568	197	2,786	43	80
SMITH OILFIELD	957	132	2,329	76	110
DISTRIBUTION	774	29	780	2	2
Goodwill and intangible assets			19,114		
All other assets			1,580		
Corporate[2]	82	(405)	6,545	95	1
Interest income[3]		43			
Interest expense[4]		(202)			
Charges & credits[5]		620			
	$27,447	$5,156	$51,767	$2,759	$2,914

(Stated in millions)

	2009				
	Revenue	**Income before taxes**	**Assets**	**Depn. & Amortn.**	**Capital Expenditures**
OILFIELD SERVICES					
North America	$ 3,707	$ 216	$ 2,264	$ 433	$ 272
Latin America	4,225	753	3,117	261	393
Europe/CIS/Africa	7,150	1,707	4,603	653	824
Middle East & Asia	5,234	1,693	3,162	531	417
Elims/Other[1]	202	(43)	1,630	1	21
	20,518	4,326	14,776	1,879	1,927
WESTERNGECO	2,122	326	3,065	566	463
Goodwill and intangible assets			6,091		
All other assets			1,873		
Corporate[2]	62	(344)	7,660	31	5
Interest income[3]		52			
Interest expense[4]		(188)			
Charges & credits[5]		(238)			
	$22,702	$3,934	$33,465	$2,476	$2,395

(Stated in millions)

	2008				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditures
OILFIELD SERVICES					
North America	$ 5,914	$1,371	$ 2,728	$ 433	$ 750
Latin America	4,230	858	2,529	223	414
Europe/CIS/Africa	8,180	2,244	4,410	600	988
Middle East & Asia	5,724	2,005	3,503	496	762
Elims/Other(1)	234	27	2,014	(9)	128
	24,282	6,505	15,184	1,743	3,042
WESTERNGECO	2,838	836	2,956	518	680
Goodwill and intangible assets			6,009		
All other assets			1,914		
Corporate(2)	43	(268)	6,031	8	1
Interest income(3)		112			
Interest expense(4)		(217)			
Charges & credits(5)		(116)			
	$27,163	$6,852	$32,094	$2,269	$3,723

(1) Includes certain headquarter administrative costs which are not allocated geographically, manufacturing and certain other operations, and other cost and income items maintained at the Oilfield Services level.

(2) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the merger with Smith and certain other nonoperating items. Corporate assets consist of cash, short-term investments, fixed income investments, held to maturity and investments in affiliates.

(3) Interest income excludes amounts which are included in the segments' income (2010 - $7 million: 2009 – $10 million; 2008 – $7 million).

(4) Interest expense excludes amounts which are included in the segments' income (2010 - $5 million; 2009 – $33 million; 2008 – $30 million).

(5) See Note 3 – *Charges and Credits.*

Segment assets consist of receivables, inventories, fixed assets and multiclient seismic data.

Depreciation & Amortization includes multiclient seismic data costs.

During each of the three years ended December 31, 2010, 2009 and 2008, no single customer exceeded 10% of consolidated revenue.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. Revenue in the United States in 2010, 2009 and 2008 was $6.5 billion, $3.7 billion and $5.9 billion, respectively.

18. Pension and Other Benefit Plans

Pension Plans

Schlumberger sponsors several defined benefit pension plans that cover substantially all US employees hired prior to October 1, 2004. The benefits are based on years of service and compensation, on a career-average pay basis.

In addition to the United States defined benefit pension plans, Schlumberger sponsors several other international defined benefit pension plans. The most significant of these international plans are the International Staff Pension Plan, which was converted from a defined contribution plan to a defined benefit pension plan during the fourth quarter of 2008, and the UK pension plan (collectively, the "International plans"). The International Staff Pension Plan covers certain international employees and is based on years of service and compensation on a career-average pay basis. The UK plan covers employees hired prior to April 1, 1999, and is based on years of service and compensation, on a final salary basis.

The weighted-average assumed discount rate, compensation increases and the expected long-term rate of return on plan assets used to determine the net pension cost for the US and International plans were as follows:

	US			International		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**6.00%**	6.94%	6.50%	**5.89%**	6.81%	5.80%
Compensation increases	**4.00%**	4.00%	4.00%	**4.93%**	4.93%	4.90%
Return on plan assets	**8.50%**	8.50%	8.50%	**8.00%**	8.00%	8.00%

Net pension cost for 2010, 2009 and 2008 included the following components:

(Stated in millions)

	US			International		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Service cost – benefits earned during the period	**$ 56**	$ 52	$ 56	**$ 51**	$ 67	$ 33
Interest cost on projected benefit obligation	**142**	143	130	**208**	189	58
Expected return on plan assets	**(191)**	(166)	(162)	**(228)**	(181)	(75)
Amortization of net loss	**60**	29	13	**19**	–	11
Amortization of prior service cost	**4**	5	7	**113**	117	1
	71	63	44	**163**	192	28
Curtailment charge	**–**	32	–	**–**	98	–
	$ 71	$ 95	$ 44	**$ 163**	$ 290	$ 28

During 2009, due to the actions taken by Schlumberger to reduce its global workforce (See Note 3 – *Charges and Credits*), Schlumberger experienced a significant reduction in the expected aggregate years of future service of its employees in certain of its pension plans and its postretirement medical plan. Accordingly, Schlumberger recorded a curtailment charge of $136 million during the second quarter of 2009 ($130 million relating to the pension plans and $6 million relating to the postretirement medical plan). The curtailment charge includes recognition of the change in benefit obligations as well as a portion of the previously unrecognized prior service costs, reflecting the reduction in expected future service for the impacted plans. As a result of the curtailment, Schlumberger performed a remeasurement of the impacted plans using a discount rate of 7.25% (as compared to 6.50% at December 31, 2008). All other significant assumptions were unchanged from December 31, 2008 measurement date.

As the International Staff Pension Plan was converted to a defined benefit pension plan during the fourth quarter of 2008, the net pension cost for this plan was not significant in 2008.

The weighted-average assumed discount rate and compensation increases used to determine the projected benefit obligations for the US and International plans were as follows:

	US		International	
	2010	**2009**	**2010**	**2009**
Discount rate	**5.50%**	6.00%	**5.47%**	5.89%
Compensation increases	**4.00%**	4.00%	**4.91%**	4.93%

The changes in the projected benefit obligation, plan assets and funded status of the plans were as follows:

(Stated in millions)

	US		International	
	2010	2009	2010	2009
Change in Projected Benefit Obligations				
Projected benefit obligation at beginning of year	$2,439	$2,150	$3,518	$2,767
Service cost	56	52	51	67
Interest cost	142	143	208	189
Contributions by plan participants	–	–	76	61
Actuarial losses	172	191	310	449
Currency effect	–	–	(28)	69
Benefits paid	(122)	(110)	(121)	(97)
Plan amendments	82	–	74	16
Impact of curtailment	–	13	–	(3)
Projected benefit obligation at end of year	$2,769	$2,439	$4,088	$3,518
Change in Plan Assets				
Plan assets at fair value at beginning of year	$2,254	$1,490	$2,976	$1,913
Actual return on plan assets	316	358	426	444
Currency effect	–	–	(26)	69
Company contributions	187	516	433	586
Contributions by plan participants	–	–	76	61
Benefits paid	(122)	(110)	(121)	(97)
Plan assets at fair value at end of year	$2,635	$2,254	$3,764	$2,976
Unfunded Liability	$ (134)	$ (185)	$ (324)	$ (542)
Amounts Recognized in Balance Sheet				
Postretirement Benefits	$ (134)	$ (185)	$ (367)	$ (542)
Other Assets	–	–	43	–
	$ (134)	$(185)	$ (324)	$(542)
Amounts Recognized in Accumulated Other Comprehensive Income				
Actuarial losses	$ 819	$ 833	$ 447	$ 335
Prior service cost	114	36	840	881
	$ 933	$ 869	$1,287	$1,216
Accumulated benefit obligation	$2,568	$2,226	$3,785	$3,257

The funded status position represents the difference between the plan assets and the projected benefit obligation ("PBO"). The PBO represents the actuarial present value of benefits based on employee service and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation, but does not include an assumption about future compensation levels.

The weighted-average allocation of plan assets and the target allocation by asset category are as follows:

	US			International		
	Target	2010	2009	Target	2010	2009
Equity securities	50 – 60%	52%	48%	55 – 70%	61%	59%
Debt securities	28 – 38	40	38	20 – 35	31	32
Cash and cash equivalents	–	2	8	–	3	4
Other investments	0 – 12	6	6	0 – 10	5	5
	100%	100%	100%	100%	100%	100%

Schlumberger's investment policy includes various guidelines and procedures designed to ensure that assets are prudently invested in a manner necessary to meet the future benefit obligation of the pension plans. The policy does not permit the direct investment of plan assets in any Schlumberger security. Schlumberger's investment horizon is long-term and accordingly the target asset allocations encompass a strategic, long-term perspective of capital markets, expected risk and return behavior and perceived future economic conditions. The key investment principles of

diversification, assessment of risk and targeting the optimal expected returns for given levels of risk are applied. The target asset allocation is reviewed periodically and is determined based on a long-term projection of capital market outcomes, inflation rates, fixed income yields, returns, volatilities and correlation relationships. The inclusion of any given asset class in the target asset allocation is considered in relation to its impact on the overall risk/return characteristics as well as its impact on the overall investment return. As part of its strategy, Schlumberger may utilize certain derivative instruments, such as options, futures, swaps and forwards, within the plans to manage risks (currency, interest rate, etc.) or as a substitute for physical securities or to obtain exposure to different markets.

Asset performance is monitored frequently with an overall expectation that plan assets will meet or exceed the weighted index of its target asset allocation and component benchmark over rolling five year periods.

The expected long-term rate of return on assets assumptions reflect the average rate of earnings expected on funds invested or to be invested. The assumptions have been determined by reflecting expectations regarding future rates of return for the portfolio considering the asset allocation and related historical rates of return. The appropriateness of the assumptions is reviewed annually.

The fair value of Schlumberger's pension plan assets at December 31, 2010, by asset category, was as follows:

The fair values presented below were determined based on valuation techniques categorized as follows:

- Level one: The use of quoted prices in active markets for identical instruments.
- Level two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level three: The use of significantly unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

(Stated in millions)

	US Plan Assets							
	2010				2009			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Category:								
Cash and Cash Equivalents	$ 67	$ 35	$ 32	$ –	$ 191	$ 191	$ –	$ –
Equity Securities:								
US[a]	885	885			710	710		
International[b]	473	370	103		355	280	75	
Debt securities:								
Corporate bonds[c]	220		220		193		193	
Government and government-related debt securities[d]	554	148	406		462	161	301	
Government agency collateralized mortgage obligations and mortgage backed securities[e]	201		201		136		136	
Other collateralized mortgage obligations and mortgage-backed securities[f]	67		67		71		71	
Other Investments:								
Private equity[g]	128			128	99			99
Real estate[h]	40			40	37			37
Total	$2,635	$1,438	$1,029	$168	$2,254	$1,342	$776	$136

(Stated in millions)

	International Plan Assets							
	2010				2009			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Category:								
Cash and Cash Equivalents	$ 106	$ 106	$ –	$ –	$ 111	$ 111	$ –	$ –
Equity Securities:								
US[(a)]	1,268	1,268			1,113	1,113		
International[(b)]	1,031	1,031			643	643		
Debt securities:								
Corporate bonds[(c)]	289	15	274		257	11	246	
Government and government-related[(d)]	693	522	171		492	378	114	
Government agency collateralized mortgage obligations and mortgage backed securities[(e)]	125	44	81		137	20	117	
Other collateralized mortgage obligations and mortgage-backed securities[(f)]	74		74		70		70	
Other Investments:								
Private equity[(g)]	114			114	87			87
Real estate[(h)]	64			64	66			66
Total	$3,764	$2,986	$600	$178	$2,976	$2,276	$547	$153

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the US and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Corporate bonds consist primarily of investment grade bonds from diversified industries.

(d) Government and government-related debt securities are comprised primarily of inflation protected US treasuries and, to a lesser extent, other government-related securities.

(e) Government agency collateralized mortgage obligations and mortgage backed-securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by governmental and quasi-governmental entities.

(f) Other collateralized mortgage obligations and mortgage-backed securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by private entities.

(g) Private equity includes investments in several fund of funds limited partnerships.

(h) Real estate primarily includes investments in real estate limited partnerships, concentrated in commercial real estate.

The funding policy is to annually contribute amounts that are based upon a number of factors including the actuarial accrued liability, amounts that are deductible for income tax purposes, legal funding requirements and available cash flow. Schlumberger currently anticipates contributing approximately $600 million to $650 million to its postretirement benefit plans in 2011, subject to market and business conditions.

Postretirement Benefits Other than Pensions

Schlumberger provides certain health care benefits to former US employees who have retired.

The actuarial assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the US postretirement medical plan were as follows:

	Benefit Obligation at December 31,		Net Periodic Benefit Cost for the year		
	2010	2009	2010	2009	2008
Discount rate	**5.50%**	6.00%	**6.00%**	6.94%	6.50%
Return on plan assets	–	–	**8.00%**	8.00%	8.00%
Current medical cost trend rate	**8.00%**	8.00%	**8.00%**	8.00%	9.00%
Ultimate medical cost trend rate	**5.00%**	5.00%	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2017**	2016	**2016**	2015	2012

The net periodic benefit cost for the US postretirement medical plan included the following components:

(Stated in millions)

	2010	2009	2008
Service cost – benefits earned during the period	**$ 23**	$ 19	$ 23
Interest cost on projected benefit obligation	**58**	56	52
Expected return on plan assets	**(6)**	(2)	(3)
Amortization of prior service credit	**(21)**	(25)	(27)
Amortization of net loss	**11**	3	10
	65	51	55
Curtailment charge	**–**	6	–
	$ 65	$ 57	$ 55

The changes in the accumulated postretirement benefit obligation, plan assets and funded status were as follows:

(Stated in millions)

	2010	2009
Change in Accumulated Postretirement Benefit Obligation		
Benefit obligation at beginning of year	**$ 991**	$ 862
Service cost	**23**	19
Interest cost	**58**	56
Contributions by plan participants	**4**	5
Actuarial losses	**8**	67
Benefits paid	**(33)**	(31)
Impact of curtailment	**–**	13
Benefit obligation at end of year	**$1,051**	$ 991
Change in Plan Assets		
Plan assets at fair value at beginning of year	**$ 58**	$ 29
Company contributions	**248**	47
Contributions by plan participants	**5**	5
Benefits paid	**(33)**	(31)
Actual return on plan assets	**12**	8
Plan assets at fair value at end of year	**$ 290**	$ 58
Unfunded Liability	**$ (761)**	$(933)
Amounts Recognized in Accumulated Other Comprehensive Income		
Actuarial losses	**$ 212**	$ 223
Prior service cost	**(35)**	(56)
	$ 177	$ 167

The unfunded position is included in *Postretirement Benefits* in the *Consolidated Balance Sheet.*

The assets of the US postretirement medical plan are invested 60% in US equity securities and 40% in government and government-related debt securities. The fair value of these assets were determined based on quoted prices in active markets for identical instruments.

Assumed health care cost trend rates have a significant effect on the amounts reported for the US postretirement medical plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

(Stated in millions)

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost components	**$ 15**	**$ (12)**
Effect on accumulated postretirement benefit obligation	**$177**	**$(145)**

Other Information

The expected benefits to be paid under the US and International pension plans as well as the postretirement medical plan (which is disclosed net of the annual Medicare Part D subsidy, which ranges from $3 million to $7 million per year) were as follows:

(Stated in millions)

	Pension Benefits		Postretirement
	US	**International**	**Medical Plan**
2011	$125	$ 134	$ 40
2012	129	146	43
2013	134	158	46
2014	139	170	50
2015	145	182	53
2016- 2020	856	1,083	312

Included in *Accumulated Other Comprehensive Income* at December 31, 2010 are non-cash pretax charges which have not yet been recognized in net periodic benefit cost. The estimated amounts that will be amortized from the estimated portion of each component of *Accumulated Other Comprehensive Income* which is expected to be recognized as a component of net periodic benefit cost during the year-ending December 31, 2011 are as follows:

(Stated in millions)

	Pension Plans	Postretirement Medical Plan
Net actuarial losses	$ 89	$ 11
Prior service cost/(credit)	$132	$(12)

In addition to providing defined pension benefits and a postretirement medical plan, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing and defined contribution pension plans. Expenses for these programs were $403 million, $418 million and $482 million in 2010, 2009 and 2008, respectively.

19. Supplementary Information

Cash paid for interest and income taxes was as follows:

(Stated in millions)

	2010	2009	2008
Interest	**$234**	$249	$ 289
Income taxes	**$571**	$665	$1,158

Accounts payable and accrued liabilities are summarized as follows:

(Stated in millions)

	2010	2009
Payroll, vacation and employee benefits	**$1,414**	$1,047
Trade	**2,649**	1,793
Other	**2,425**	2,163
	$6,488	$5,003

Interest and other income, net includes the following:

(Stated in millions)

	2010	2009	2008
Interest income	**$ 50**	$ 61	$119
Equity in net earnings of affiliated companies:		–	
M-I SWACO	**78**	131	210
Others	**86**	78	83
Other	**–**	3	–
	$214	$273	$412

Allowance for doubtful accounts is as follows:

(Stated in millions)

	2010	2009	2008
Balance at beginning of year	**$160**	$133	$ 86
Provision	**38**	54	65
Amounts written off	**(13)**	(27)	(18)
Balance at end of year	**$185**	$160	$133

Discontinued Operations

During the fourth quarter of 2009, Schlumberger recorded a net $22 million charge related to the resolution of a customs assessment pertaining to its former offshore contract drilling business, as well as the resolution of certain contingencies associated with other previously disposed of businesses. This amount is included in *Income (Loss) from Discontinued Operations* in the *Consolidated Statement of Income.*

During the first quarter of 2008, Schlumberger recorded a gain of $38 million related to the resolution of a contingency associated with a previously disposed of business. This gain is included in *Income (Loss) from Discontinued Operations* in the *Consolidated Statement of Income.*

Management's Report on Internal Control Over Financial Reporting

The management of Schlumberger Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) of the Securities Exchange Act of 1934, as amended. Schlumberger Limited's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schlumberger Limited management assessed the effectiveness of its internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment Schlumberger Limited management has concluded that, as of December 31, 2010, its internal control over financial reporting is effective based on those criteria.

The effectiveness of Schlumberger Limited's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 4, 2011

Quarterly Results

(Unaudited)

The following table summarizes Schlumberger's results by quarter for the years ended December 31, 2010 and 2009.

(Stated in millions except per share amounts)

	Revenue	Gross Margin[1,2]	Net Income attributable to Schlumberger[2]	Earnings per share of Schlumberger[2] Basic	Earnings per share of Schlumberger[2] Diluted
Quarters-2010					
First[3]	$ 5,598	$1,256	$ 672	$0.56	$0.56
Second	5,937	1,361	818	0.69	0.68
Third[4]	6,845	1,461	1,734	1.39	1.38
Fourth[5]	9,067	1,870	1,043	0.76	0.76
	$27,447	$5,948	$4,267	$3.41	$3.38
Quarters-2009					
First	$ 6,000	$1,490	$ 938	$0.78	$0.78
Second [6]	5,528	1,333	613	0.51	0.51
Third	5,430	1,286	787	0.66	0.65
Fourth	5,744	1,346	795	0.66	0.65
	$22,702	$5,457	$3,134	$2.62	$2.59

1. Gross margin equals *Revenue* less *Cost of revenue*.
2. Amounts may not add due to rounding.
3. Net income in the first quarter of 2010 includes after-tax charges of $75 million.
4. Net income in the third quarter of 2010 includes net after-tax credits of $859 million.
5. Net income in the fourth quarter of 2010 includes after-tax charges of $121 million.
6. Net income in the second quarter of 2009 includes after-tax charges of $207 million.

* Mark of Schlumberger

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Schlumberger has carried out an evaluation under the supervision and with the participation of Schlumberger's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of Schlumberger's disclosure controls and procedures. Based upon Schlumberger's evaluation, the CEO and the CFO have concluded that, as of December 31, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Schlumberger files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

There has been no change in Schlumberger's internal control over financial reporting that occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, Schlumberger's internal control over financial reporting.

See Management's Report on Internal Control Over Financial Reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance of Schlumberger.

See "Item 4. Submission of Matters to a Vote of Security Holders – Executive Officers of Schlumberger" of this Report for Item 10 information regarding executive officers of Schlumberger. The information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Director Nominations" and "Corporate Governance – Board Committees – Audit Committee" in Schlumberger's 2011 Proxy Statement is incorporated herein by reference.

Schlumberger has adopted a Code of Ethics that applies to all of its directors, officers and employees, including its principal executive, financial and accounting officers, or persons performing similar functions. Schlumberger's Code of Ethics is posted on its corporate governance website located at www.slb.com/ir. In addition, amendments to the Code of Ethics and any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules will be disclosed on Schlumberger's corporate governance website located at www.slb.com/ir.

Item 11. Executive Compensation.

The information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation Committee Report" and "Director Compensation" in Schlumberger's 2011 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Security Ownership by Certain Beneficial Owners" and "Security Ownership by Management" in Schlumberger's 2011 Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information

The table below sets forth the following information as of December 31, 2010 for (1) all compensation plans previously approved by our stockholders and (2) all compensation plans not previously approved by our stockholders.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of such outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans *
Equity compensation plans approved by security holders	39,721,715	$52.24	31,458,983
Equity compensation plans not approved by security holders	N/A	N/A	N/A
	39,721,715	$52.24	31,458,983

* Excluding securities reflected in column (a)

Equity compensation plans approved by Schlumberger stockholders include the Schlumberger 1994 Stock Option Plan, as amended; the Schlumberger 1998 Stock Option Plan, as amended; the Schlumberger 2001 Stock Option Plan, as amended; the Schlumberger 2005 Stock Incentive Plan, as amended; the Schlumberger 2008 Stock Incentive Plan, as amended; the 2010 Schlumberger Omnibus Stock Incentive Plan; the Schlumberger Discounted Stock Purchase Plan, as amended and the Schlumberger 2004 Stock and Deferral Plan for Non-Employee Directors.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the captions "Corporate Governance – Director Independence" and "Corporate Governance – Policies and Procedures for Approval of Related Person Transactions" in Schlumberger's 2011 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information under the caption "Appointment of Independent Registered Public Accounting Firm" in Schlumberger's 2011 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

	Page(s)
(1) Financial Statements	
Consolidated Statement of Income for the three years ended December 31, 2010	36
Consolidated Balance Sheet at December 31, 2010 and 2009	37
Consolidated Statement of Cash Flows for the three years ended December 31, 2010	38
Consolidated Statement of Stockholders' Equity for the three years ended December 31, 2010	39 and 40
Notes to Consolidated Financial Statements	41 to 72
Report of Independent Registered Public Accounting Firm	74
Quarterly Results (Unaudited)	75

Financial statements of 20%-50% owned companies accounted for under the equity method and unconsolidated subsidiaries have been omitted because they do not meet the materiality tests for assets or income.

(2) Financial Statement Schedules not required

(3) Exhibits: the exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2011

SCHLUMBERGER LIMITED

By: /s/ HOWARD GUILD
Howard Guild
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title
* Andrew Gould	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ SIMON AYAT Simon Ayat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ HOWARD GUILD Howard Guild	Chief Accounting Officer (Principal Accounting Officer)
* Philippe Camus	Director
* Peter L.S. Currie	Director
* Tony Isaac	Director
* K.V. Kamath	Director
* Nikolay Kudryavtsev	Director
* Adrian Lajous	Director
* Michael E. Marks	Director
* Elizabeth Moler	Director
* Leo Rafael Reif	Director

Name	Title
* Tore Sandvold	Director
* Henri Seydoux	Director
/s/ ALEXANDER C. JUDEN *By Alexander C. Juden Attorney-in-Fact	February 4, 2011

INDEX TO EXHIBITS

	Exhibit
Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 12, 2006 (incorporated by reference to Exhibit 3.1 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)	3.1
Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on April 21, 2005 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	3.2
Indenture dated as of June 9, 2003, by and between Schlumberger Limited and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to Schlumberger's Registration Statement on Form S-3 filed on September 12, 2003)	4.1
First Supplemental Indenture dated as of June 9, 2003, by and between Schlumberger Limited and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to Schlumberger's Registration Statement on Form S-3 filed on September 12, 2003)	4.2
Schlumberger 1994 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.1 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.1
Schlumberger Limited Supplementary Benefit Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.2 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.2
Schlumberger Limited Restoration Savings Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.3 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.3
Schlumberger 1998 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.4 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.4
Schlumberger 2001 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.5 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.5
Schlumberger 2005 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.6 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.6
Schlumberger Limited 2004 Stock and Deferral Plan for Non-Employee Directors, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.7 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.7
Schlumberger 2008 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.8 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.8
Form of Option Agreement, Capped Incentive Stock Option (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.9
Form of Option Agreement, Capped Non-Qualified Stock Option (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.10
Form of Option Agreement, Uncapped Incentive Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.11 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	10.11

	Exhibit
Form of Option Agreement, Uncapped Non-Qualified Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.12 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	10.12
Form of Smith International, Inc. 2010 Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) (+)	10.13
Employment Agreement dated March 9, 2010 and effective as of February 9, 2010, between Schlumberger Limited and Chakib Sbiti (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010) (+)	10.14
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	10.15
Subsidiaries (*)	21
Consent of Independent Registered Public Accounting Firm (*)	23
Powers of Attorney (*) Philippe Camus — dated: January 20, 2011 Peter L.S. Currie Andrew Gould Tony Isaac K.V. Kamath Nikolay Kudryavtsev Adrian Lajous Michael E. Marks Elizabeth Moler Leo Rafael Reif Tore I. Sandvold Henri Seydoux	24
Certification of Chief Executive Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.1
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.2
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.1
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.2
The following materials from Schlumberger Limited's Annual Report on Form 10-K for the year ended December 31, 2010, formatted in XBRL: (i) Consolidated Statement of Income, (ii) Consolidated Balance Sheet, (iii) Consolidated Statement of Cash Flows, (iv) Consolidated Statement of Equity and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. (*)	101

(*) Exhibits physically filed with this Form 10-K. All other exhibits are incorporated by reference.

(+) Management contracts or compensatory plans or arrangements.

Exhibit 21

Significant Subsidiaries

Listed below are the significant first tier subsidiaries of the Registrant, along with the total number of active subsidiaries directly or indirectly owned by each as of December 31, 2010. Certain second and third tier subsidiaries, though included in the numbers, are also shown by name. Ownership is 100% unless otherwise indicated. The business activities of the subsidiaries have been keyed as follows: (a) Oilfield Services, (b) WesternGeco, (c) General/Multiple Segments.

	U.S.	Non-U.S.
Schlumberger B.V., Netherlands (c)	6(a)	79(a)[1]
		22(b)[2]
		12(c)
Schlumberger Canada Limited, Ontario (c)		
Schlumberger SA, France (c)		
Services Petroliers Schlumberger, France (a)		
Schlumberger Norge AS (c)		
Schlumberger Holdings Corporation, Delaware (c)		
Schlumberger Technology Corporation, Texas (c)		
Smith International Inc (c)		
Schlumberger UK Limited		
Schlumberger Plc, UK (c)		
Schlumberger Oilfield UK Plc, UK (a)		
WesternGeco Limited, UK(b)		
Schlumberger Antilles N.V., Curaçao (a)		2(a)
Schlumberger Oilfield Holdings Limited, BVI (c)	1(a)	136(a)[3]
		28(b)[4]
Schlumberger Holdings Limited, BVI (a)		11(c)[5]
Dowell Schlumberger Corporation, BVI (a)		
Schlumberger Middle East S.A., Panama (a)		
Schlumberger Offshore Services Limited, BVI (a)		
Schlumberger Overseas, S.A., Panama (a)		
Schlumberger Seaco, Inc., Panama (a)		
Schlumberger Surenco, S.A., Panama (a)		
WesternGeco Seismic Holdings Limited, BVI (b)		
Schlumberger Technology Corporation, Texas (c)	11(a)[6]	
	1(b)	2(b)
	4(c)	
WesternGeco L.L.C., Delaware (b)		

1 Includes eight majority-owned subsidiaries and two 50%-owned subsidiary.
2 Includes one majority-owned subsidiary and one 50%-owned subsidiary.
3 Includes three majority-owned subsidiaries and two 50%-owned subsidiaries.
4 Includes one majority-owned subsidiaries.
5 Includes one majority-owned subsidiary.
6 Includes one majority-owned subsidiary and one 50%-owned subsidiary

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-36364; 333-67330; 333-115277; 333-124534; and 333-151920), and on Form S-4 (Nos. 333-97899 and 333-166326, as amended by post-effective amendment on Form S-8) of Schlumberger Limited of our report dated February 4, 2011 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 4, 2011

Exhibit 24

Power of Attorney

Each of the undersigned, in the capacity or capacities set forth below his or her signature as a member of the Board of Directors and/or an officer of Schlumberger Limited, a Curaçao corporation ("the Corporation"), hereby appoints Simon Ayat, Howard Guild and Alexander C. Juden, or either of them, the attorney or attorneys of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned to execute and file with the Securities and Exchange Commission the Annual Report on Form 10-K under the Securities Exchange Act of 1934 (the "Exchange Act") for the fiscal year ending December 31, 2010, and any amendment or amendments to any such Annual Report on Form 10-K, and any agreements, consents or waivers relative thereto, and to take any and all such other action for and in the name and place and stead of the undersigned as may be necessary or desirable in order to comply with the Exchange Act or the rules and regulations thereunder.

/s/ Philippe Camus
Philippe Camus
Director

/s/ Michael E. Marks
Michael E. Marks
Director

/s/ Peter L.S. Currie
Peter L.S. Currie
Director

/s/ Elizabeth Moler
Elizabeth Moler
Director

/s/ Andrew Gould
Andrew Gould
Chairman and Chief Executive Officer

/s/ Leo Rafael Reif
Leo Rafael Reif
Director

/s/ Tony Isaac
Tony Isaac
Director

/s/ Tore Sandvold
Tore Sandvold
Director

/s/ K.V. Kamath
K.V. Kamath
Director

/s/ Henri Seydoux
Henri Seydoux
Director

/s/ Nikolay Kudryavtsev
Nikolay Kudryavtsev
Director

/s/ Adrian Lajous
Adrian Lajous
Director

Date: January 20, 2011

Board of Directors

Philippe Camus [1,3]
Co-Managing Partner
Société Lagardère
Senior Managing Director
Evercore Partners Inc.
New York, New York

Peter L. S. Currie [1]
President, Currie Capital LLC
Palo Alto, California

Andrew Gould
Chairman and Chief Executive Officer
Schlumberger

Tony Isaac [2,4]
Retired
Former Chief Executive
The BOC Group plc
Surrey, United Kingdom

K. Vaman Kamath [1,3]
Non-Executive Chairman
of the Board
ICICI Bank Limited
Mumbai, India

Nikolay Kudryavtsev [1,5]
Rector
Moscow Institute of
Physics and Technology
Moscow, Russia

Adrian Lajous [1,2,4]
Senior Energy Advisor
McKinsey & Company
Houston, Texas
President, Petrometrica
Mexico City, Mexico

Michael E. Marks [2,4]
Managing Partner
Riverwood Capital, LLC
Palo Alto, California

Elizabeth Anne Moler [1]
Retired
Former Executive Vice President,
Government Affairs and Policy
Exelon Corporation
McLean, Virginia

Leo Rafael Reif [4,5]
Provost, Chief Academic Officer
and Chief Budget Officer
Massachusetts Institute of
Technology
Cambridge, Massachusetts

Tore I. Sandvold [3,4]
Chairman
Sandvold Energy AS
Oslo, Norway

Henri Seydoux [3,5]
Chairman and Chief Executive Officer
Parrot S.A.
Paris, France

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Finance Committee
[4] Member, Nominating and Governance Committee
[5] Member, Technology Committee

Corporate Officers

Andrew Gould
Chairman and Chief Executive Officer

Paal Kibsgaard
Chief Operating Officer

Simon Ayat
Executive Vice President and
Chief Financial Officer

Alexander C. Juden
Secretary and General Counsel

Satish Pai
Vice President Operations

Kjell-Erik Oestdahl
Vice President Operations

Ashok Belani
Vice President Technology

Doug Pferdehirt
Vice President Corporate
Development and Communication

Patrick Schorn
President, Reservoir
Production Group

Jean-Francois Poupeau
President, Drilling Group

Krishna Shivram
Vice President Treasurer

Stephanie Cox
Vice President Personnel

Clive Eckersley
Vice President

Mark Danton
Vice President – Director of Taxes

Rodney Nelson
Vice President Communications,
Innovation and Collaboration

Malcolm Theobald
Vice President Investor Relations

Howard Guild
Chief Accounting Officer

Saul Laureles
Assistant Secretary

Eileen Hardell
Assistant Secretary

Corporate Information

Stockholder Information
Schlumberger common stock is listed on the New York Stock Exchange, trading symbol SLB, and on the Euronext Paris, London and SIX Swiss Stock Exchanges.

For quarterly earnings, dividend announcements and other information, call 1-800-99-SLB-99 from the US and Canada and 1-813-774-5043 for callers outside North America, or visit www.slb.com/ir and sign up to receive email alerts.

Stock Transfer Agent and Registrar
Computershare Trust
Company, N.A.
P.O. Box 43078
Providence, Rhode Island
02940-3078
1-877-785-9341 or 1-781-575-2707

General stockholder information is available on the Computershare Web site at www.computershare.com

Form 10-K
The Schlumberger 2010 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge. To obtain a copy, call 1-800-997-5299 from North America and 1-813-774-5043 from outside North America. Alternatively, you can view all of our SEC filings online at www.slb.com/ir or write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Email Alerts
To receive Schlumberger press releases, headlines, and daily industry news headlines, register at www.slb.com/ir.

Duplicate Mailings
When a stockholder owns shares in more than one account, or when stockholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help eliminate the added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact Computershare Trust Company, N.A., Stock Transfer Agent and Registrar.

World Wide Web
For information on Schlumberger technology, services and solutions and the latest industry news, visit www.slb.com.

Recruitment
For more information on careers and job opportunities at Schlumberger, visit www.careers.slb.com.

Non-Profit Community Development Programs
Schlumberger supports and encourages a range of community development programs—both global and local—which are often initiated and implemented by employees. We have chosen to focus on education and social development. To learn more about these programs, please visit www.seed.slb.com and www.foundation.slb.com.

* Mark of Schlumberger

Photography by John Amedick (front cover), John Borowski (pages 4–5, 10), Philippe Charliat (page 12, back cover), Ken Childress (pages 6, 8, 13, 14, 15), Ramon Fernandez Reyes (page 3), Paul Swen (page 9), Publius Vergilius (page 16), and Schlumberger archives.

Back Cover
On August 27, 2010, Schlumberger completed the acquisition of Smith International. The companies' complementary products and services will lead to the development of engineered drilling systems to enable a step change in drilling performance.

Schlumberger Limited

42 rue Saint-Dominique
75007 Paris

5599 San Felipe, 17th Floor
Houston, Texas 77056

Parkstraat 83
2514 JG The Hague

www.slb.com

Schlumberger

SEC Mail Processing
Section

MAR 02 2011

Washington, DC
110

Schlumberger

Schlumberger Limited
42, rue Saint-Dominique
75007 Paris, France

5599 San Felipe, 17th Floor
Houston, Texas 77056

Parkstraat 83
2514 JG The Hague
The Netherlands

NOTICE OF ANNUAL GENERAL MEETING OF STOCKHOLDERS
To Be Held April 6, 2011

March 1, 2011

The 2011 Annual General Meeting of Stockholders of Schlumberger Limited (Schlumberger N.V.) will be held at the Avila Beach Hotel, Penstraat 130, Willemstad, Curaçao, on Wednesday, April 6, 2011 at 10:30 a.m., Curaçao time, for the following purposes:

1. To elect the 14 directors named in this proxy statement.
2. To approve an advisory resolution on executive compensation.
3. To conduct an advisory vote on the frequency of future advisory votes on executive compensation.
4. To approve an amendment to the Company's Articles of Incorporation to increase the authorized common share capital.
5. To approve amendments to the Company's Articles of Incorporation to clarify the voting standard in contested director elections and to make certain other changes.
6. To report on the course of business during the year ended December 31, 2010, to approve the Company's Consolidated Balance Sheet as at December 31, 2010, its Consolidated Statement of Income for the year ended December 31, 2010, and the declarations of dividends by the Board of Directors in 2010 as reflected in the Company's 2010 Annual Report to Stockholders.
7. To approve the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the accounts of the Company for 2011.

Action will also be taken on such other matters as may properly be brought before the meeting.

The close of business on February 16, 2011 has been fixed as the record date for the meeting. All holders of common stock of record at the close of business on that date are entitled to vote at the meeting.

By order of the Board of Directors,



ALEXANDER C. JUDEN
Secretary

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope, or grant a proxy and give voting instructions by telephone or internet, so that you may be represented at the meeting. Instructions are on your proxy card or on the voting instruction card included by your broker. Brokers cannot vote for Items 1, 2, 3, 4 or 5 without your instructions.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Stockholders to Be Held on April 6, 2011:

This proxy statement, along with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the 2010 Annual Report to Stockholders, are available free of charge on the Company's website at http://investorcenter.slb.com.

TABLE OF CONTENTS

PROXY STATEMENT	1
General	1
Items to be Voted on at the Annual Meeting	1
Proxies	1
Voting Procedures	2
ITEM 1. ELECTION OF DIRECTORS	3
Director Nominees	3
CORPORATE GOVERNANCE	8
Majority Voting for Directors	8
Director Independence	8
Director Nominations	9
Board Leadership Structure; Independent Lead Director	10
The Board's Role in Risk Oversight	11
Meetings of the Board of Directors and its Committees	11
Board Committees	12
Communication with the Board	17
Director Attendance at Annual General Meeting	17
Policies and Procedures for Approval of Related Person Transactions	17
Corporate Governance Guidelines and Code of Ethics	17
ITEM 2. ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	18
ITEM 3. ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION	18
COMPENSATION DISCUSSION AND ANALYSIS	20
COMPENSATION COMMITTEE REPORT	37
EXECUTIVE COMPENSATION TABLES AND ACCOMPANYING NARRATIVE	38
DIRECTOR COMPENSATION IN FISCAL YEAR 2010	51
Director Stock Ownership Guidelines	52
EQUITY COMPENSATION PLAN INFORMATION	52
ITEM 4. ADOPTION OF AMENDMENT TO SCHLUMBERGER'S ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED COMMON SHARE CAPITAL	53
ITEM 5. ADOPTION OF AMENDMENTS TO SCHLUMBERGER'S ARTICLES OF INCORPORATION TO CLARIFY THE VOTING STANDARD IN CONTESTED DIRECTOR ELECTIONS AND TO MAKE CERTAIN OTHER CHANGES	55
ITEM 6. FINANCIAL STATEMENTS	57
ITEM 7. APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	58
Fees Paid to PricewaterhouseCoopers LLP	58
Audit Committee's Pre-Approval Policy and Procedures	58
AUDIT COMMITTEE REPORT	60
STOCK OWNERSHIP INFORMATION	61
Security Ownership by Certain Beneficial Owners	61
Security Ownership by Management	61
Section 16(a) Beneficial Ownership Reporting Compliance	63
OTHER INFORMATION	63
Stockholder Proposals for 2012 Annual General Meeting	63
Other Matters	63

PROXY STATEMENT

March 1, 2011

General

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Schlumberger Limited (Schlumberger N.V.) ("Schlumberger" or the "Company") of proxies to be voted at its 2011 annual general meeting of stockholders. The approximate mailing date of this proxy statement is March 1, 2011. Business at the meeting is conducted in accordance with the procedures determined by the Chairman of the meeting and is generally limited to matters properly brought before the meeting by or at the direction of the Board of Directors or by a stockholder in accordance with specified requirements requiring advance notice and disclosure of relevant information.

The Schlumberger 2010 Annual Report to Stockholders is included in this package as a separate document. The Company's Consolidated Balance Sheet as at December 31, 2010, its Consolidated Statement of Income for the year ended December 31, 2010 and the supplemental financial information with respect to dividends included in the Annual Report are incorporated by reference as part of this proxy soliciting material.

Items to be Voted on at the Annual Meeting

At the 2011 annual general meeting, the agenda includes the following items:

Agenda Item	Board Recommendation
• Election of directors	**FOR**
• Advisory resolution on executive compensation	**FOR**
• Advisory vote on frequency of future advisory votes on executive compensation	**TWO YEARS**
• Amendment to the Company's Articles of Incorporation to increase the authorized common share capital	**FOR**
• Amendments to the Company's Articles of Incorporation to clarify the voting standard in contested director elections and to make certain other changes	**FOR**
• Approval of the Company's Financial Statements	**FOR**
• Appointment of PricewaterhouseCoopers LLP as independent auditor	**FOR**

Proxies

Each stockholder of record at the close of business on the record date, February 16, 2011, is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on with respect to each share registered in the stockholder's name. A stockholder of record is a person or entity who held shares on that date *registered* in its name on the records of Computershare Trust Company, N.A. ("Computershare"), Schlumberger's stock transfer agent. Persons who held shares on the record date through a broker, bank or other nominee are considered *beneficial* owners. On February 16, 2011, there were 1,359,840,775 shares of common stock of Schlumberger outstanding and entitled to vote, excluding 74,371,389 shares held in treasury.

Shares cannot be voted at the meeting unless the owner of record is present in person or is represented by proxy. Schlumberger is incorporated in Curaçao and, as provided by Curaçao law, meetings of stockholders are held in Curaçao. Because many stockholders cannot personally attend the meeting, it is necessary that a large number be represented by proxy.

Fifty percent of the outstanding shares, exclusive of shares held in treasury, must be present in person or by proxy to constitute a quorum for the taking of any action at the meeting. Abstentions and proxies submitted by brokers that do not indicate a vote because they do not have discretionary voting authority and have not received instructions as to how to vote on a proposal (so-called "broker non-votes") will be considered as present for quorum purposes. If a quorum is not present at the meeting, the Board may call a second general meeting of stockholders, at which the quorum requirement will not apply.

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. However, the New York Stock Exchange (the "NYSE") precludes brokers from exercising voting discretion on certain proposals without specific instructions from the beneficial owner. Importantly, NYSE rules expressly prohibit brokers holding shares in "street name" for their *beneficial* holder clients from voting on behalf of the clients in uncontested director elections and on certain matters relating to executive compensation, unless the brokers have received specific voting instructions from those clients.

Under NYSE rules, brokers will have discretion to vote only on Items 6 and 7. Brokers cannot vote on Item 1 (the election of directors), Item 2 (advisory resolution on executive compensation), Item 3 (advisory vote on the frequency of future advisory votes on executive compensation), Item 4 (amendment to the Articles of Incorporation to increase the authorized common share capital) or Item 5 (amendments to the Articles of Incorporation to clarify the voting standard in contested director elections and to make certain other changes) without instructions from the *beneficial* owners. If you do not instruct your broker how to vote on the election of directors, the two advisory votes on executive compensation, or the two proposals to amend the Articles of Incorporation, your broker will **not** be able to vote for you on those matters. Abstentions and broker non-votes will not affect the outcome of the vote on the election of directors or on any of the proposals, except for Items 4 and 5 (the proposals to amend the Articles of Incorporation), with respect to which an abstention or broker non-vote has the same effect as a vote against the proposal.

Voting Procedures

Stockholders with shares registered in their names with Computershare and participants who hold shares in the Schlumberger Discounted Stock Purchase Plan may authorize a proxy by:

- the internet at the following internet address: http://www.proxyvote.com;
- telephonically by calling 1-800-690-6903; or
- completing and mailing their proxy card.

The internet and telephone voting facilities for stockholders of record will close at 11:59 p.m. Eastern time on April 5, 2011. The internet and telephone voting procedures have been designed to authenticate stockholders and to allow you to vote your shares and to confirm that your instructions have been properly recorded.

A number of banks and brokerage firms participate in programs that also permit beneficial stockholders to direct their vote by the internet or telephone. If shares are held in an account at a bank or brokerage firm that participates in such a program, beneficial stockholders may direct the vote of these shares by the internet or telephone by following the instructions on the voting form.

You can revoke your proxy at any time before it is exercised by timely delivery of a properly executed, later-dated proxy (including an internet or telephone vote) or by voting by ballot at the meeting.

By providing your voting instructions promptly, you may save the Company the expense of a second mailing.

All shares entitled to vote and represented by properly executed proxies received prior to the meeting and not revoked will be voted at the meeting in accordance with your instructions. If you are a stockholder with shares registered in your name with Computershare and you submit a proxy card but do not direct how to vote on each item, the persons named as proxies will vote as the Board recommends on each proposal.

ITEM 1. ELECTION OF DIRECTORS

All of our directors are elected annually at our annual general meeting of stockholders. The stockholders are requested to elect a Board of Directors of 14 members, each to hold office until the next annual general meeting of stockholders and until a director's successor is elected and qualified or until a director's death, resignation or removal. Each of the nominees is now a director and was previously elected by the stockholders at the 2010 annual general meeting, except for (a) Ms. Moler, who was appointed by the Board in September 2010 to serve as a director upon the recommendation of the Nominating and Governance Committee, and (b) Mr. Kibsgaard and Ms. Olayan, who are not currently directors. Our former director, Jamie Gorelick, resigned from the Board in June 2010, and Ms. Moler was appointed to fill this vacancy. All of the nominees for election have consented to being named in this proxy statement and to serve if elected. If any nominee is unable or unwilling to serve, proxies may be voted for another person designated by the Board of Directors. The Board knows of no reason why any nominee will be unable or unwilling to serve if elected.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of each of the 14 nominees named below. If you hold your shares in "street name," you should know that your broker will not vote your shares for the 14 nominees listed below without your specific voting instructions.

Required Vote

A majority of the votes cast is required to elect each nominee for director. *Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.*

Recommendation of the Board

The Board of Directors Recommends a Vote FOR All Nominees.

Director Nominees

The Board believes that each director nominee possesses the qualities and experience that the Nominating and Governance Committee believes that nominees should possess, as described in detail below in the section entitled "Corporate Governance—Director Nominations." The Board seeks out, and the Board is comprised of, individuals whose background and experience complement those of other Board members. The nominees for election to the Board, together with biographical information furnished by each of them and information regarding each nominee's director qualifications, are set forth below. There are no family relationships among executive officers and directors of the Company.

Current Directors

PHILIPPE CAMUS, 62, has been a director of the Company since 2007. He has been a Co-Managing Partner of Société Lagardère, a French media and technology company, since March 1998, and a Senior Managing Director of Evercore Partners Inc., an advisory and investment firm, since January 2006. From July 2000 to July 2005, Mr. Camus was co-Chief Executive Officer of the European Aeronautic Defence & Space Company, an aerospace and defense contractor. Mr. Camus is Chairman of the Board of Alcatel-Lucent, a global communications solutions provider. From May 2005 to May 2009, he was a director of Credit Agricole, the second-largest retail banking group in Europe, where he was a member of the audit committee and chaired the compensation committee. From January 2006 to September 2008, he was a director of Accor S.A., a global hotel and tourism-related company, and a member of its audit and compensation committees. The Board selected Mr. Camus to serve as a director because it believes he possesses valuable financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. He has led and directed global industrial, technology-dependent businesses, which informs his

judgment and ability to assess risk as a Board member. Schlumberger also benefits from Mr. Camus' experience as a former director and audit committee member at Accor S.A. and Credit Agricole.

PETER L.S. CURRIE, 54, has been a director of the Company since 2010. He has been President of Currie Capital LLC, a private investment firm, since April 2004. Mr. Currie is a director of Clearwire Corporation (since 2005), a wireless internet service provider, and is a member of both its compensation committee and its audit committee, which he chairs. Until Sun Microsystems' merger with Oracle in January 2010, he was a director of Sun Microsystems (since 2006), a network computing infrastructure product and service company, and a member of its audit committee. Mr. Currie has also served on the boards of CNET Networks, Inc. (from December 2005 to June 2008), where he was on the audit committee, and Safeco Corporation (from July 2005 to September 2008), where he also served on the nominating and governance committee and on the audit committee, which he chaired during his last year on the committee. The Board selected Mr. Currie to serve as a director because he has extensive board and committee experience at both public and private companies; he served as Chief Financial Officer of two public companies (McCaw Cellular Communications Inc. and Netscape Communications Corp.); and has had senior positions in investment banking, venture capital and private equity. With his extensive executive experience, Mr. Currie brings strong financial and operational expertise to the Board.

ANDREW GOULD, 64, has served on the Board since 2002 and has been Chairman and Chief Executive Officer of the Company since February 2003. Since 2002, he has served as director of Rio Tinto plc and Rio Tinto Limited, a mineral resources group. In 2008, he was appointed the senior independent nonexecutive director and chairman of its remuneration committee. He is also a member of Rio Tinto's nominations committee. The Board selected Mr. Gould to serve as a director because he is the Company's Chief Executive Officer, and has been with the Company for more than 35 years, having begun in 1975 as an internal auditor. His service as Chairman and CEO of Schlumberger creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefit of management's perspectives on the business. He has held 16 financial and operational management positions within the Company in Asia, Europe and the U.S. He has an expansive knowledge of the oil and gas industry and macro-economic global conditions, as well as relationships with chief executives and other senior management at oil and natural gas companies and oilfield service companies throughout the world, and brings a unique and valuable perspective to the Board.

TONY ISAAC, 69, has been a director of the Company since 2003, and is the Board's lead independent director. He was the former Chief Executive of The BOC Group plc, an international group with three business segments consisting of Gases and Related Products, Vacuum Technology and Supply Chain Solutions, from September 1999 to October 2006. Since October 2000, Mr. Isaac has served on the board of International Power plc, an independent power producer, as its senior independent director, and currently serves on its audit, remuneration and appointments committees. He is also the senior independent director of the Hogg Robinson Group, a corporate travel services company, where he serves on its remuneration and nomination committees, and is chairman of its audit committee. The Board selected Mr. Isaac to serve as a director because he has extensive experience serving on boards of large, multinational companies. Mr. Isaac also has valuable experience in the operation of a worldwide business faced with a myriad of international business and political issues. Mr. Isaac's even temperament and ability to communicate and encourage discussion, together with his experience as senior independent director of all boards on which he serves, make him an effective lead independent director for the Board.

K. VAMAN KAMATH, 63, has been a director of the Company since 2010. He has been the non-executive Chairman of the Board of ICICI Bank Limited, a banking institution, since May 2009, and was Managing Director and Chief Executive Officer of ICICI Bank Limited from 2002 to May 2009. He has also been a director of Infosys Technologies Limited, an information technology services company, since May 2009, where he serves on its audit and nomination committees, and is chairman of its compensation committee. He has also been a director of Lupin Limited, a pharmaceutical company, since January 2010 and of Great Eastern Shipping Co. Limited, a shipping company, since May 2010. The Board selected Mr. Kamath to serve as a director because it believes he possesses a deep understanding of India, a large and critical market for Schlumberger, and of Asia generally, which is of immense value to the Board. As a banker with

more than 35 years' experience, Mr. Kamath has extensive CEO experience and expertise in corporate finance, international banking, financial reporting, and mergers and acquisitions. Mr. Kamath's leadership abilities and experience in India and Asia enables him to make a meaningful contribution to the Board.

NIKOLAY KUDRYAVTSEV, 60, has been a director of the Company since 2007. Since June 1997, he has been the Rector of the Moscow Institute of Physics and Technology, the most prestigious institute of theoretical and applied physics in Russia. The Board selected Mr. Kudryavtsev to serve as a director because it believes he brings valuable management and finance experience to the Board, as well as deep scientific and technological expertise. This provides the Board with valuable insight regarding the Company, its products and current technology, as well as the future technological needs of the Company and the industry. Mr. Kudryavtsev also provides the Board with a particularly valuable Russian vantage point, which is useful for both the development of the Company's business and understanding of the needs of the Company's growing population of Russian employees. The Board is aided immensely by Mr. Kudryavtsev's sensitivity to Russian culture and risk at the field level.

ADRIAN LAJOUS, 67, has been a director of the Company since 2002. He has been a Senior Energy Advisor at McKinsey & Company, a consulting firm, and President of Petrométrica, an energy consulting company, in both cases since January 2001. Mr. Lajous is a director of Ternium, S.A. (since 2006), a flat and long steel producer, and serves on its audit committee. He is also a director of Trinity Industries, Inc. (since 2006), a volume producer of freight and tank railcars, and serves on its audit and its finance and risk management committees. From 1994 to 1999, Mr. Lajous was Chief Executive Officer of Petróleos Mexicanos ("Pemex"), Mexico's national oil company. He served as Director General of Pemex and Chairman of the Board of the Pemex group of operating companies from 1994 to 1999. The Board selected Mr. Lajous to serve as a director because it believes he has extensive knowledge and experience of the energy industry and its participants, as well as a deep understanding of operations in difficult political and regulatory environments. He also has significant knowledge of the issues affecting the international oil and gas industry, particularly in Mexico. Through his service on the boards of Pemex and Ternium S.A., he has valuable experience in governance, compensation and audit issues.

MICHAEL E. MARKS, 60, has been a director of the Company since 2005. He has been a Managing Partner of Riverwood Capital, LLC (formerly Bigwood Capital, LLC), a private equity firm, since March 2007. From January 2007 to January 2008, Mr. Marks was a Senior Advisor to Kohlberg Kravis Roberts & Co., a private equity firm, and was a Member of that firm from January 2006 to January 2007. From 1994 to 2006, Mr. Marks served as the Chief Executive Officer of Flextronics, Inc., a leading producer of advanced electronic manufacturing services. Mr. Marks also served as a director of Flextronics from 1991 to 2008. He was appointed Chairman of the Board of Flextronics effective upon his retirement as Chief Executive Officer in 2006 until his retirement from the Board of Flextronics in 2008, and he previously served as Chairman of the Board of Flextronics from 1993 to 2003. Mr. Marks is a director at SanDisk (since 2003), a memory products company, and a member of its compensation and its nominating and governance committees. Until Sun Microsystems' merger with Oracle in January 2010, he was a director at Sun Microsystems (since 2007), a network computing infrastructure product and service company, and a member of its audit committee. Until December 2010, Mr. Marks was a director of Calix (since 2009), a provider of broadband communications access systems and software. The Board selected Mr. Marks to serve as a director because it believes he is familiar with world-class manufacturing from the field level to the boardroom based on his experience at Flextronics, and because he has run a large, diversified global corporation with many of the same issues that Schlumberger faces. As a former CEO and as a public company director at various other companies, Mr. Marks has been involved in succession planning, compensation, employee management and the evaluation of acquisition opportunities. Almost all companies of which Mr. Marks has been a director have been involved in some form of technology business, and this experience is especially relevant, given Schlumberger's technology-oriented business and the fact that many of its acquisition targets are technology companies.

ELIZABETH MOLER, 62, has been a director of the Company since her appointment by the Board in September 2010, upon the recommendation of the Nominating and Governance Committee. She is retired from Exelon Corporation (formerly Unicom), one of the nation's largest electric utility companies, where she served as Executive Vice President, Government Affairs and Policy from January 2000 to July 2010. During 1999 she

was a member of the Unicom Board of Directors. In December 1999, she resigned as a director of Unicom to become a Senior Vice President of Unicom. Ms. Moler is a nationally-recognized energy policy expert, and was responsible for all aspects of Exelon's federal government affairs initiatives. Ms. Moler also had a long career in government service. She served as Senior Counsel for the United States Senate Committee on Energy and Natural Resources from 1976 to 1988. Ms. Moler also served as a member of the Federal Energy Regulatory Commission (FERC) from 1988 to 1997, where she served as its chairperson from 1993 to 1997. She also served as the Deputy Secretary of the U.S. Department of Energy (the "DOE") from 1997 to 1998. At the DOE, she was Chief Operating Officer, overseeing a $16 billion budget and more than 10,000 federal employees and 100,000 contract employees. The Board selected Ms. Moler to serve as a director because of her extensive government experience and expertise in U.S. energy policy, as well as her management and policy experience at Exelon. Her many years in government service and her expertise in U.S. energy policy enable her to assist the Board in analyzing energy-related issues and the interplay of those issues with government, and position her to provide oversight in an increasingly regulated industry and guidance in government relations. In addition, as a result of Ms. Moler's tenure at Exelon as Executive Vice President, Government Affairs and Policy, she provides valuable business, leadership and management insights into governmental affairs.

LEO RAFAEL REIF, 60, has been a director of the Company since 2007. He has been Provost, Chief Academic Officer and Chief Budget Officer of the Massachusetts Institute of Technology (MIT) since August 2005. Mr. Reif was head of the Electrical Engineering and Computer Science Department at MIT from September 2004 to July 2005, and an Associate Department Head for Electrical Engineering in the Department of Electrical Engineering and Computer Science at MIT from January 1999 to August 2004. The Board selected Mr. Reif to serve as a director because it believes he brings valuable management and finance expertise to the Board. As a scientist, he has deep scientific and technological expertise about the Company's products and current technology, as well as about anticipated future technological needs of the Company and the industry. The Board values Mr. Reif's connections to the U.S. scientific community, as well as his expertise in university relations and collaborations, which are of high importance to Schlumberger and its efforts in technology leadership and employee retention. Mr. Reif provides the Board with a critical U.S. scientific perspective, which is of immense value in the development of the Company's strategy.

TORE I. SANDVOLD, 63, has been a director of the Company since 2004. He has been Chairman of Sandvold Energy AS, an advisory company in the energy business, since September 2002. Mr. Sandvold is a director of Teekay Corporation (since 2003), a leading provider of international crude oil and petroleum product transportation services, where he is a member of its nominating and governance committee. From 2001 to 2002, Mr. Sandvold served as executive Chairman of Petoro AS, the Norwegian state-owned oil company. The Board selected Mr. Sandvold to serve as a director because he has worked in the area of energy policy for more than 35 years, and has broad experience in developing domestic and international energy policies for Norway as a career civil servant. He has extensive experience dealing with global energy institutions such as the Organization of the Petroleum Exporting Countries and the International Energy Agency, and in negotiating with global energy companies. Mr. Sandvold has finance experience and a solid understanding of business opportunities, both as concerns acquisition targets and the industry in general.

HENRI SEYDOUX, 50, has been a director of the Company since 2009. Since 1994, he has been Chairman and Chief Executive Officer of Parrot S.A., a global provider of wireless mobile telephone accessories. Mr. Seydoux is an entrepreneur with great initiative. He founded Parrot S.A. in 1994 as a private company and took it public in 2007. The Board selected Mr. Seydoux to serve as a director because he has family ties to the founding Schlumberger brothers, and having grown up in the Schlumberger family culture, is well placed to see that the Company continues its historical commitment to Schlumberger's core values. His service on the Board addresses the Company's need to preserve the Company's unique culture and history on the Board.

New Director Nominees

PAAL KIBSGAARD, 43, has been the Company's Chief Operating Officer since February 2010, and was President of the Reservoir Characterization Group from May 2009 to February 2010. Prior to that, Mr. Kibsgaard served as Vice President, Engineering, Manufacturing and Sustaining, from November 2007 to May 2009. He was Vice President of Personnel from April 2006 to November 2007, and President, Drilling & Measurements, from January 2003 to April 2006. The Board selected Mr. Kibsgaard to serve as a director because he is the Company's Chief Operating Officer, with a thorough knowledge of all operational activities of the Company worldwide. Mr. Kibsgaard has been with the Company since 1997, and began his career as a reservoir engineer. He has held numerous operational and administrative management positions within the Company in the Middle East, Europe and the U.S., and will bring a valuable operational perspective to the Board. The Board believes that Mr. Kibsgaard's service as Chief Operating Officer will offer an important link between management and the Board, enabling the Board to perform its oversight function with the benefit of his perspectives on the Company's business.

LUBNA S. OLAYAN, 55, has been the deputy chairperson and Chief Executive Officer of Riyadh-based Olayan Financing Company, the holding entity for The Olayan Group's operations in the Kingdom of Saudi Arabia and the Middle East, since 1986. Since 2001, Ms. Olayan has been a Principal of The Olayan Group, a private multinational enterprise engaged in manufacturing, distribution and services. She is a member of the Board of Directors of Olayan Investment Company Establishment, the parent company of The Olayan Group. In her capacity as CEO of Olayan Financing Company, Ms. Olayan is responsible for The Olayan Group's operating businesses and investments in Saudi Arabia and the Middle East. These include more than 40 companies engaged in product manufacturing, distribution and services, often in partnership with leading multinationals. Prior to joining The Olayan Group, Ms. Olayan worked for Morgan Guaranty in New York as a financial analyst from 1979 to 1981. Ms. Olayan also serves as a non-executive director and member of various corporate and advisory boards. Since December 2004, Ms. Olayan has been a Director of Saudi Hollandi Bank, becoming the first woman to join the board of a Saudi publicly-listed company, and is a member of its executive committee and its nomination and remuneration committee. Ms. Olayan has been a member of the Board at Chelsfield Partners LLP, a UK real estate investment firm, since 2005. Ms. Olayan also has been a non-executive director of WPP plc, a public company and one of the largest communication services businesses in the world, since March 2005, and is a member of its nomination committee. Since 2006, Ms. Olayan has been a member of the International Advisory Boards of Rolls Royce Group plc, Akbank and the National Bank of Kuwait. Ms. Olayan also serves on the boards of various non-governmental organizations, including the Asia Business Council, Al Fanar (venture philanthropy) and the Down's Syndrome Charitable Association in Saudi Arabia, and on the boards of various educational institutions, including INSEAD, Cornell University and King Abdullah University of Science and Technology. The Board believes that Ms. Olayan's proven leadership abilities and experience in Saudi Arabia and the Middle East will enable her to make a meaningful contribution to the Board. The Board selected Ms. Olayan to serve as a director because of her extensive business experience in Saudi Arabia and the Middle East and her deep understanding of those areas, which are critical to the Company. The Board will benefit from her extensive CEO experience and expertise in corporate finance, international banking, distribution and manufacturing. Ms. Olayan, as a member of the Board of Directors of INSEAD, one of the world's leading graduate business schools, will also bring a critical international perspective on business and global best practices. Ms. Olayan's service on the Boards of Trustees of Cornell University and of King Abdullah University of Science and Technology, and her connections to the scientific community and her experience in university relations, will also be of great value to Schlumberger and its efforts in technology leadership and employee recruiting and retention.

CORPORATE GOVERNANCE

Schlumberger is committed to adhering to sound principles of corporate governance and has adopted corporate governance principles that the Board believes promote the effective functioning of the Board, its committees and the Company. These guidelines are available on our website at http://www.slb.com/about/guiding _principles/corpgovernance/corpgov_guidelines.aspx.

Majority Voting for Directors

Schlumberger's Articles of Incorporation provide that director nominees must be elected at a general meeting of stockholders by a majority of votes cast.

Director Independence

Schlumberger's Corporate Governance Guidelines provide that at least a majority of the Board will consist of independent directors. This standard reflects the NYSE corporate governance listing standards. In addition, each member of the Audit Committee meets the heightened independence standards required for audit committee members under the NYSE's listing standards. The Board of Directors has determined that each current director and each director nominee listed above under "Election of Directors," as well as our former directors Linda Stuntz (who did not stand for re-election at our 2010 annual general meeting) and Jamie Gorelick (who resigned from the Board of Directors in June 2010), is independent under the NYSE's listing standards, except Mr. Gould, who is Chairman and Chief Executive Officer of Schlumberger, and Mr. Kibsgaard, who is Chief Operating Officer of Schlumberger. The NYSE listing standards include objective tests that can disqualify a director from being treated as independent, as well as a subjective test, under which the Board must affirmatively determine that each independent director has no material relationship with Schlumberger or management. In making its independence determinations, the Board considered all material relationships with each director and each new director nominee, and all transactions since the start of 2008 between Schlumberger and each current director and director nominee and members of their immediate families or entities associated with them.

As contemplated by NYSE rules then in effect, the Company adopted categorical standards in 2004 to assist the Board in making independence determinations. Under the rules then in effect, relationships that fell within the categorical standards were not required to be disclosed in the proxy statement and their impact on independence was not required to be separately discussed. A relationship falls within these current categorical standards if it:

- is a type of relationship addressed in Section 303A.02(b) of the NYSE Listed Company Manual, but under those rules does not preclude a determination of independence; or
- is a type of relationship addressed in Item 404 of SEC Regulation S-K, but under that item does not require disclosure; or
- consists of charitable contributions by the Company to an organization where a director is an executive officer but the contributions did not exceed the greater of $1 million or 2% of the organization's gross revenue in any of the last 3 years.

None of the non-employee directors was disqualified from "independent" status under the objective NYSE listing standards. In making its subjective determination that each non-employee director is independent, the Board reviewed and discussed additional information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to Schlumberger and Schlumberger's management. The Board considered the transactions in the context of the NYSE's objective listing standards, the categorical standards noted above, the additional standards established for members of audit committees, and the SEC and U.S. Internal Revenue Service standards for compensation committee members. Based on all of the foregoing, the Board made a subjective determination as required by NYSE rules that, because of the nature of the transaction, the director's relationship with the entity and/or the

amount involved, no relationships exist that, in the opinion of the Board, would impair the director's independence.

The Board's independence determinations included a review of charitable contributions by Schlumberger to The Massachusetts Institute of Technology, of which Mr. Reif is the Provost, and to The Moscow Institute of Physics and Technology, of which Mr. Kudryavtsev is the Rector. Aggregate contributions to each of these educational institutions did not exceed the greater of $1 million or 1% of that organization's consolidated gross revenues for 2008, 2009 or 2010.

Director Nominations

The Nominating and Governance Committee recommends to the Board the number and names of persons to be proposed by the Board for election as directors at the annual general meeting of stockholders. In obtaining the names of possible nominees, the Nominating and Governance Committee makes its own inquiries and will receive suggestions from other directors, management, stockholders and other sources, and its process for evaluating nominees identified in unsolicited recommendations from security holders is the same as its process for unsolicited recommendations from other sources. Consideration of new Board candidates typically involves a series of internal discussions, review of information concerning candidates, and interviews with selected candidates. Board members typically suggest candidates for nomination to the Board. Our CEO suggested Ms. Olayan and an independent director suggested Ms. Moler as prospective Board candidates.

The Nominating and Governance Committee must first consider all potential director nominees before they are contacted by other Company directors or officers as possible nominees and before they are formally considered by the full Board. The Nominating and Governance Committee will consider nominees recommended by security holders who meet the eligibility requirements for submitting stockholder proposals for inclusion in the next proxy statement and submit their recommendations in writing to:

Chair, Nominating and Governance Committee
c/o Secretary, Schlumberger Limited
5599 San Felipe, 17th Floor
Houston, Texas 77056

by the deadline for such stockholder proposals referred to at the end of this proxy statement. Unsolicited recommendations must contain all of the information that would be required in a proxy statement soliciting proxies for the election of the candidate as a director, a description of all direct or indirect arrangements or understandings between the recommending security holder and the candidate, all other companies to which the candidate is being recommended as a nominee for director, and a signed consent of the candidate to cooperate with reasonable background checks and personal interviews, and to serve as a director of the Company, if elected.

The Nominating and Governance Committee believes that nominees should, in the judgment of the Board, be persons of integrity and honesty, be able to exercise sound, mature and independent business judgment in the best interests of the stockholders as a whole, be recognized leaders in business or professional activity, have background and experience that will complement those of other board members, be able to actively participate in Board and Committee meetings and related activities, be able to work professionally and effectively with other Board members and Schlumberger management, be available to remain on the Board long enough to make an effective contribution and have no material relationship with competitors, customers, or other third parties that could present realistic possibilities of conflict of interest or legal issues.

The Nominating and Governance Committee also believes that the Board should include appropriate expertise and reflect gender, cultural and geographical diversity, in light of the entire Board's current composition and range of diversity. Schlumberger has approximately 108,000 employees worldwide, representing more than 140 countries, and values gender, cultural and geographical diversity in its directors as well. One of the Company's current directors is a woman, as is one of the two new director nominees. Of the 14 current director nominees, four are citizens of the United States of America; two are French citizens; two

are citizens of Great Britain; two are citizens of Norway; and one director nominee is a citizen of each of Russia, Mexico, India and Saudi Arabia. The Company's very diverse Board also evidences the Board's commitment to have directors who represent countries where Schlumberger operates. In addition, the exceptionally broad and diverse experience of Board members is in keeping with goal of having directors whose background and experience complement those of other directors. The Nominating and Governance Committee's evaluation of director nominees takes into account their ability to contribute to the Board's diversity, and the Nominating and Governance Committee reviews its effectiveness in balancing these considerations when assessing the composition of the Board.

Board Leadership Structure; Independent Lead Director

Andrew Gould serves as both our Chairman of the Board and CEO. The Board believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for Schlumberger at the present time is for the CEO to also serve as Chairman of the Board, a structure that has served Schlumberger well for many years. The independent Board members believe that because the CEO is ultimately responsible for the day-to-day operation of the Company and for executing the Company's strategy, and because the performance of the Company is an integral part of Board deliberations, the CEO is the director best qualified to act as Chairman of the Board. The Board retains the authority to modify this structure to best address the Company's unique circumstances, and so advance the best interests of all stockholders, as and when appropriate.

The Board also believes, for the reasons set forth below, that its existing corporate governance practices achieve independent oversight or management accountability, which is the goal that many seek to achieve by separating the roles of Chairman and CEO. Schlumberger's governance practices provide for strong independent leadership, active participation by independent directors and for independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in Schlumberger's Corporate Governance Guidelines and the various Committee Charters, which are available on our website. Some of the relevant processes and other corporate governance practices include:

- The Board has an independent lead director with leadership authority and responsibilities. Tony Isaac, Chair of the Nominating and Governance Committee, was selected by the independent Board members to be the lead independent director. The Chairman of the Board and the lead independent director together set the agenda for all Board meetings, and the lead independent director sets the agenda for, and leads, all executive meetings of the independent directors, providing consolidated feedback, as appropriate, from those meetings to the Chairman and CEO. The lead independent director also has the authority to call meetings of the Board of Directors in executive session; facilitates discussions, outside of scheduled Board meetings, among the independent directors on key issues as appropriate; and serves as a non-exclusive liaison with the Chairman and CEO, in consultation with the other independent directors.
- At each regularly scheduled Board meeting, all independent directors meet in an executive session without management present. In these executive sessions, the independent directors deliberate on such matters as CEO succession planning and the performance of the CEO.
- All of our director nominees, except the Chairman and CEO and the Chief Operating Officer, are independent directors, which is substantially above the NYSE requirement that a majority of directors be independent. Each director is an active and equal participant in decisions made by the full Board. In addition, each of the Audit, Finance and Nominating and Governance Committees are comprised solely of independent directors.
- Each of our directors is elected annually by majority vote of our stockholders.
- Schlumberger's Corporate Governance Guidelines also facilitate the involvement of the independent members of the Board in key aspects of governance. For example, any director may request that the lead director call an executive meeting of the Board. Additionally, the Chairman and CEO regularly solicits suggestions from the directors for presentations by management at Board and Committee

meetings. Furthermore, each Board member has full and free access to the Company's management and employees.

The Board's Role in Risk Oversight

The role that the Company's Board of Directors fulfills in risk oversight is set out in the Company's Corporate Governance Guidelines. The Board of Directors assesses major risks facing the Company and options for their mitigation, in order to promote the Company's stockholders' and other stakeholders' interest in the long-term health and the overall success of the Company and its financial strength.

The full Board of Directors is actively involved in overseeing risk management for the Company. It does so in part through its oversight of the Company's Executive Risk Committee (the "ERC") comprised of more than half a dozen top executives of the Company from various functions, each of whom supervises day-to-day risk management throughout the Company. The ERC is not a committee of the Board of Directors. The ERC ensures that the Company identifies all potential material risks facing the Company and implements appropriate mitigation measures. The Company's risk identification is performed at two levels: the ERC performs a corporate-level risk mapping exercise, which involves the CEO and several other members of senior management, and while maintaining oversight, delegates operational (field-level) risk assessment and management to the Company's various Areas, Technologies, Functions and the Research, Engineering, Manufacturing and Sustaining organization. To the extent that the ERC identifies recurring themes from the operational risk mapping exercises, they are acted on at the corporate level. Members of the ERC meet formally at least once a year, and more frequently on an ad hoc basis, to define and improve the risk mapping process, and to review and monitor the results of those exercises and those that have been delegated. The ERC reports directly to the CEO and to the full Board, and periodically presents to the full Board a comprehensive report as to its risk mapping efforts for that year.

In addition, each of our Board committees considers the risks within its areas of responsibilities. For example, the Finance Committee considers finance-related risks on a quarterly basis and recommends guidelines to control cash and currency exposures. The Compensation Committee reviews the Company's overall compensation program and its effectiveness at linking executive pay to performance, aligning the interests of our executives and our stockholders and providing for appropriate incentives. The Nominating and Governance Committee oversees compliance-related risk and reviews and discusses the Company's Compliance and Ethics program's quarterly statistical report and the various allegations, disciplinary actions and training statistics brought to its attention. The Audit Committee reviews risks related to financial reporting. The Audit Committee discusses all significant finance-related violations of Company policies brought to its attention on an ad hoc basis, and once per year reviews a summary of all finance-related violations. Additionally, the outcome of the Company's Audit Risk assessment is presented to the Audit Committee annually; this assessment identifies internal controls risks and drives the internal audit plan for the coming year. All violations of the Company's Code of Ethics and related corporate policies are reported to the Nominating and Governance Committee and, as appropriate, are reported to the full Board. Once a year, the Director of Compliance delivers to the full Board a comprehensive Annual Compliance Report. The risks identified within the Compliance and Ethics program are incorporated into the ERC's enterprise risk management program described above. The Chair of each of the Board's key committees also discusses, reviews and makes decisions on serious matters outside of quarterly Board meetings, as needed.

Meetings of the Board of Directors and its Committees

During 2010, the Board of Directors held eight meetings. Schlumberger has an Audit, a Compensation, a Nominating and Governance, a Finance, and a Technology Committee. During 2010, the Audit Committee met five times; the Compensation Committee met seven times; the Finance Committee met five times; the Nominating and Governance Committee met five times; and the Technology Committee met two times. All incumbent director nominees attended 88% or more of the aggregate of the meetings of the Board and of the committees of the Board on which such directors served. From time to time between meetings, Board and committee members may confer with each other and with management and independent consultants regarding

relevant issues, and representatives of management may meet with the independent consultants on behalf of the relevant committee.

Board Committees

Members of the Committees of the Board of Directors

Name of Director	Audit Committee	Compensation Committee	Nominating and Governance Committee	Finance Committee	Technology Committee
Philippe Camus	X			Chair	
Peter L.S. Currie	Chair				
Andrew Gould					
Tony Isaac		X	Chair		
K. Vaman Kamath	X			X	
Nikolay Kudryavtsev	X				X
Adrian Lajous	X	X	X		
Michael E. Marks		Chair	X		
Elizabeth A. Moler		X			
Leo Rafael Reif			X		Chair
Tore I. Sandvold			X	X	
Henri Seydoux				X	X

Audit Committee

The Audit Committee consists of five directors, each of whom meets the independence and other requirements of the NYSE's listing standards. The Audit Committee assists the Board in its oversight of the integrity of the Company's financial statements, legal and regulatory compliance, the independent registered public accounting firm's qualifications, independence, performance and related matters, and the performance of Schlumberger's internal audit function. The authority and responsibilities of the Audit Committee include the following:

- evaluate the independence and qualification of the Company's independent registered public accounting firm;
- recommend for stockholder approval the independent registered public accounting firm to audit the accounts of the Company for the year;
- review with the Company's independent registered public accounting firm the scope and results of its audit, and any audit issues or difficulties and management's response;
- discuss with management Schlumberger's risk assessment and risk management policies;
- discuss Schlumberger's annual audited financial statements and quarterly unaudited financial statements with management and the Company's independent registered public accounting firm;
- review with management, the internal audit department and the independent registered public accounting firm the adequacy and effectiveness of the Company's disclosure and internal control procedures, including any material changes or deficiencies in such controls;
- discuss with management and the independent registered public accounting firm Schlumberger's earnings press releases;

- review Schlumberger's financial reporting and accounting standards and principles, significant changes in such standards or principles or in their application and the key accounting decisions affecting the Company's financial statements;
- set policies for the hiring of employees or former employees of the Company's independent registered public accounting firm;
- review with the internal audit department the status and results of the Company's annual internal audit plan, assessments of the adequacy and effectiveness of internal controls, and the sufficiency of the department's resources;
- establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, as well as for confidential submission by employees, and others, if requested, of concerns regarding questionable accounting or auditing matters; and
- prepare an annual audit committee report for Schlumberger's annual proxy statement.

The Company's independent registered public accounting firm is accountable to the Audit Committee. The Audit Committee pre-approves all engagements, fees and terms for audit and other services provided by the Company's independent registered public accounting firm.

The Board of Directors has determined that each Committee member has sufficient knowledge in financial and auditing matters to serve on the Committee. In addition, the Board of Directors has determined that each member of the Audit Committee, other than Mr. Kudryavtsev, qualifies as an "audit committee financial expert" under applicable SEC rules. The Audit Committee operates pursuant to a written charter, which is available on the Company's website at http://www.slb.com/about/guiding_principles/corpgovernance/audit_committee.aspx.

Compensation Committee

The Compensation Committee consists of four directors, each of whom meets the independence requirements of the NYSE's listing standards. The purpose of the Compensation Committee is to assist Schlumberger's Board of Directors in discharging its responsibilities with regard to executive compensation; periodically review non-executive directors' compensation; oversee Schlumberger's general compensation philosophy; serve as the administrative committee under Schlumberger's stock plans; and prepare the annual Compensation Committee Report required by the rules of the SEC. The authority and responsibilities of the Compensation Committee include the following:

- review and approve the objectives, evaluate the performance, and review and recommend the compensation of the Company's Chief Executive Officer to the full Board meeting in an executive session of independent directors.
- review and approve the evaluation process and compensation structure for the Company's executive officers and approve their annual compensation, including salary, annual cash incentive and long-term equity incentives;
- select appropriate peer companies against which the Company's executive compensation practices are compared;
- review incentive compensation and equity based plans, and advise management and the Board of Directors on the design and structure of the Company's compensation and benefits programs and policies and recommend changes to the Board;
- administer and make awards under the Company's stock option plans and review and approve annual stock allocation under those plans;
- monitor trends and best practices in director compensation and stock ownership guidelines and recommend changes to the Board as it deems appropriate in accordance with Schlumberger's Corporate Governance Guidelines;

- monitor and review the Company's overall compensation and benefits program design to confirm continued competitiveness and consistency with established Company compensation philosophy, corporate strategy and objectives, and alignment with stockholder interests;
- review and make recommendations to the Board regarding people-related strategies and initiatives, such as recruitment, retention and diversity management;
- establish stock ownership guidelines for executive officers and other key position holders;
- review and discuss with the Company's management the Compensation Discussion and Analysis ("CD&A") to be included in the Company's annual proxy statement; and
- submit a Compensation Committee Report recommending to the Board that the CD&A be included in the Company's annual proxy statement.

The Compensation Committee may delegate specific responsibilities to one or more individual committee members to the extent permitted by law, NYSE listing standards and Schlumberger's governing documents. The design and day-to-day administration of all compensation and benefits plans and related policies, as applicable to executive officers and other salaried employees, are handled by teams of the Company's human resources, finance and legal department employees.

The Compensation Committee has retained Pay Governance LLC ("Pay Governance") as an independent consultant with respect to executive compensation matters. Pay Governance, which focuses on advising boards on executive compensation, was formed by former practitioners at the consulting firm Towers Watson (our former (our compensation consultant), which previously provided executive compensation advisory services to Schlumberger's Compensation Committee. Pay Governance reports only to, and acts solely at the direction of, the Compensation Committee. Schlumberger's management does not direct or oversee the activities of Pay Governance with respect to the Company's executive compensation program. Pay Governance prepares compensation surveys for review by the Compensation Committee each October, in advance of the annual executive officer compensation review the following January. Pay Governance works with the Company's executive compensation department to compare compensation paid to the Company's executive officers with compensation paid for comparable positions at companies included in the compensation surveys conducted by Pay Governance at the direction of the Compensation Committee. Pay Governance and the Company's executive compensation department also compile annual compensation data for each executive officer. The Compensation Committee has also instructed Pay Governance to prepare an analysis of each named executive officer's compensation.

The Compensation Committee evaluates all elements of executive officer compensation each January, after a review of achievement of financial and personal objectives with respect to the prior year's results. The purpose is to determine whether any changes in the officer's compensation are appropriate. The CEO does not participate in the Compensation Committee's deliberations with regard to his own compensation. At the Compensation Committee's request, the CEO reviews with the Compensation Committee the performance of the other executive officers, but no other executive officer has any input in executive compensation decisions. The Compensation Committee gives substantial weight to the CEO's evaluations and recommendations because he is particularly able to assess the other executive officers' performance and contributions to the Company. The Compensation Committee independently determines each executive officer's mix of total direct compensation based on the factors described in "Compensation Discussion and Analysis—Framework for Setting Executive Compensation in 2010—Relative Size of Direct Compensation Elements." Early in the calendar year, financial and personal objectives for each executive officer are determined for that year. The Compensation Committee may, however, review and adjust compensation at other times as the result of new appointments or promotions during the year.

The following table summarizes the approximate timing of significant compensation events:

Event	Timing
Establish executive officer financial objective(s)	January of each fiscal year for current year
Establish executive officer personal objectives	Early in the first quarter of the fiscal year for current year
Independent compensation consultant provides analysis for the Compensation Committee to evaluate executive compensation	October of each year for compensation in the following fiscal year
Evaluate executive performance (achievement of objectives established in previous fiscal year) and recommend compensation based on those results	Results approved in January of each fiscal year for annual cash incentive with respect to prior year. The incentive earned in prior fiscal year is paid in February of the current fiscal year.
Review and recommend base salary and determine stock option grants	January of each fiscal year for base salary for that year and for stock options to be granted

The Compensation Committee has also retained Pay Governance as an independent consulting firm with respect to director compensation matters. As stated above, Pay Governance reports exclusively to and acts solely at the direction of the Compensation Committee. The consultant prepares an analysis of competitive non-employee director compensation levels and market trends using the same peer groups as those used in the executive compensation review.

The Compensation Committee operates pursuant to a written charter, which is available on the Company's website at http://www.slb.com/about/guiding_principles/corpgovernance/compensation_committee.aspx.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of five directors, each of whom meets the independence requirements of the NYSE's listing standards. The authority and responsibilities of the Nominating and Governance Committee include the following:

- lead the search for individuals qualified to become members of the Board;
- evaluate the suitability of potential nominees for membership on the Board;
- periodically review the qualifications and criteria taken into consideration in the evaluation of potential nominees for membership on the Board;
- recommend to the Board the number and names of proposed nominees for election as director at the annual meeting of stockholders and, in the case of a vacancy on the Board, the name of an individual to fill the vacancy;
- consider the resignation of a director who has changed his or her principal occupation or employer, and inform the Board as to whether or not the Nominating and Governance Committee recommends that the Board accept the resignation;
- review the direct and indirect relationships of members of the Board with the Company or its management and assist the Board with its determination of the independence of its members;
- monitor trends and best practices in corporate governance, periodically review the Company's Corporate Governance Guidelines and recommend changes as it deems appropriate in those guidelines, in the corporate governance provisions of the Company's By-Laws and in the policies and practices of the Board;
- perform the functions of the Committee under the Company's Policy with respect to Related Person Transactions;
- quarterly review the Company's Ethics and Compliance Program;

- annually review and make recommendations to the Board regarding its process for evaluating the effectiveness of the Board and its committees;
- oversee the annual assessment of Board effectiveness and report to the Board;
- periodically review and make recommendations to the Board regarding new director orientation and director continuing education;
- annually recommend to the Board committee membership and chairs, and review periodically with the Board committee rotation practices;
- approve the membership of any executive officer on another listed company's board, and receive timely information from non-employee directors of any new listed company board to which they have been nominated for election as director and of any change in their existing status as director on any other listed company board; and
- advise the Board on succession planning.

The Nominating and Governance Committee operates pursuant to a written charter, which is available on the Company's website at http://www.slb.com/about/guiding_principles/corpgovernance/nomgov_committee.aspx.

Finance Committee

The Finance Committee advises the Board and management on various matters, including dividends, financial policies and the investment of funds. The authority and responsibilities of the Finance Committee include the following:

- recommend investment and derivative guidelines for the cash and currency exposures of the Company and its subsidiaries;
- review the actual and projected financial situation and capital needs of the Company as needed, regarding:
    - the capital structure of the Company, including the respective level of debt and equity, the sources of financing and equity and the Company's financial ratios and credit rating policy;
    - the Company's dividend policy; and
    - the issuance and repurchase of Company stock;
- review the insurance principles and coverage of the Company and its subsidiaries, as well as financing risks, including those associated with currency and interest rates;
- oversee the investor relations and stockholder services of the Company;
- review the financial aspects of any acquisitions submitted to the Board and, as delegated to the Finance Committee by the Board, review and approve any acquisitions covered by such delegation;
- review the administration of the employee benefit plans of the Company and the performance of fiduciary responsibilities of the administrators of the plans; and
- function as the Finance Committee for pension and profit-sharing trusts as required by U.S. law.

The Finance Committee operates pursuant to a written charter, which is available on the Company's website at http://www.slb.com/about/guiding_principles/corpgovernance/finance_committee.aspx.

Technology Committee

The Technology Committee advises the Board and management on various matters, including the following:

- research and development strategies and priorities; and
- the quality and relevance of programs dealing with scientific research, development, information and manufacturing technology, systems integration and university relationships.

The Technology Committee operates pursuant to a written charter, which is available on the Company's website at http://www.slb.com/about/guiding_principles/corpgovernance/tech_committee.aspx.

Communication with the Board

The Board has established a process for all interested parties, including stockholders and other security holders, to send communications, other than sales-related communications, to one or more of its members. Interested parties may contact the Board or any Schlumberger director (including the lead director) by writing to them at the following address:

Schlumberger Limited
c/o the Secretary
5599 San Felipe, 17th Floor
Houston, Texas 77056

All such communications will be forwarded to the Board member or members specified.

Director Attendance at Annual General Meeting

The Board's policy regarding director attendance at the annual general meeting of stockholders is that directors are welcome to attend, and that the Company will make all appropriate arrangements for directors who choose to attend. One director attended the annual general meeting of stockholders in 2010.

Policies and Procedures for Approval of Related Person Transactions

In January 2007, the Board formally adopted a written policy with respect to "related person transactions" to document procedures pursuant to which such transactions are reviewed, approved or ratified. Under SEC rules, "related persons" include any director, executive officer, director nominee, or 5% stockholder of the Company since the beginning of the previous fiscal year, and their immediate family members. The policy applies to any transaction in which:

- the Company is a participant;
- any related person has a direct or indirect material interest; and
- the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of SEC Regulation S-K.

The Nominating and Governance Committee, with assistance from the Company's Secretary and General Counsel, is responsible for reviewing and, where appropriate, approving or ratifying any related person transaction involving Schlumberger or its subsidiaries and related persons. The Nominating and Governance Committee approves only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders.

In 2010, there were no related person transactions under the relevant standards.

Corporate Governance Guidelines and Code of Ethics

Copies of Schlumberger's Corporate Governance Guidelines and Schlumberger's Code of Ethics are available at the Company's corporate governance website located at http://www.slb.com/about/guiding_principles.aspx.

ITEM 2. ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

We are asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this proxy statement. As described above in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- to attract, motivate and retain talented executive officers;
- to motivate progress toward Company-wide financial and personal objectives while balancing rewards for short-term and long-term performance; and
- to align the interests of our executive officers with those of stockholders.

We urge stockholders to read the "Compensation Discussion and Analysis" beginning on page 20 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 38 through 50, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to the Company's recent and long-term success.

In accordance with recently adopted Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2011 annual general meeting of stockholders:

> RESOLVED, that the stockholders of Schlumberger Limited (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2011 annual general meeting of stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board of Directors. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

Required Vote

A majority of the votes cast is required to approve this Item 2. *Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.*

Recommendation of the Board

The Board of Directors Recommends a Vote FOR Item 2.

ITEM 3. ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Pursuant to recently adopted Section 14A of the Exchange Act, we are asking the Company's stockholders to vote on whether future advisory votes on executive compensation of the nature reflected in Item 2 above should occur every year, every two years or every three years.

After careful consideration, the Board of Directors recommends that future advisory votes on executive compensation occur every two years (biennially). We believe that a biennial advisory vote on executive compensation reflects the appropriate time frame to enable the Compensation Committee and the Board of

Directors to evaluate the results of the most recent advisory vote on executive compensation, to discuss the implications of that vote with stockholders to the extent needed, to develop and implement any adjustments to our executive compensation programs that may be appropriate in light of a past advisory vote on executive compensation, and for stockholders to see and evaluate any such adjustments to our executive compensation programs. In this regard, because the advisory vote on executive compensation occurs after we already have implemented our executive compensation programs for the current year, and because the different elements of compensation are designed to operate in an integrated manner and to complement one another, we expect that in many cases it may not be appropriate or feasible to fully address and respond to any one year's advisory vote on executive compensation by the time of the following year's annual general meeting of stockholders. In addition, a biennial vote is consistent with the long-term performance focus of our executive compensation programs as it allows stockholders to evaluate our executive compensation programs over a multi-year horizon in a business that is cyclical.

The Board of Directors is aware of and took into account views that some have expressed in support of conducting an annual advisory vote on executive compensation. We are aware that some stockholders believe that annual advisory votes will enhance or reinforce accountability. However, we have in the past and will in the future continue to be proactively engaged with our stockholders on a number of topics and in a number of forums. Thus, we view the advisory vote on executive compensation as an additional, but not exclusive, means for our stockholders to communicate with us regarding their views on the Company's executive compensation programs.

We believe that the many avenues that have and will continue to exist for stockholder engagement differentiate the Company from the situation that exists in certain countries where an annual advisory vote on executive compensation is prevalent. In addition, the fact that all of our directors stand for election annually in our view provides appropriate assurances of Board accountability. Also, because our executive compensation programs have typically not changed materially from year-to-year and are designed to operate over the long-term and to enhance long-term performance, we are concerned that an annual advisory vote on executive compensation could lead to a short-term perspective inappropriately bearing on our executive compensation programs. Finally, although we currently believe that holding an advisory vote on executive compensation every two years will reflect the right balance of considerations in the normal course, we will periodically reassess that view and can provide for an advisory vote on executive compensation on a more frequent basis if changes in our compensation programs or other circumstances suggest that such a vote would be appropriate.

We understand that our stockholders may have different views as to what is an appropriate frequency for advisory votes on executive compensation, and we will carefully review the voting results on this proposal. Stockholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation is not binding on the Board of Directors or Schlumberger in any way. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

Required Vote

A majority of the votes cast is required to approve this Item 3. *Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.*

Recommendation of the Board

The Board of Directors Recommends a Vote to Conduct Future Advisory Votes on Executive Compensation Every TWO YEARS.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") describes Schlumberger's compensation policies and practices as they relate to the executive officers identified in the Summary Compensation Table below (the "named executive officers" or the "NEOs"). The purpose of the CD&A is to explain what the elements of compensation are; why the Compensation Committee selects these elements; and how the Compensation Committee determines the relative size of each element of compensation. Included in this CD&A are decisions made in 2010 affecting 2010 base salaries and long-term incentives, as well as annual cash incentive awards earned in 2010 but paid in February 2011.

2010 Executive Summary

2010 Overview

In 2010, Schlumberger, like the rest of the oil and gas industry, continued to face an uncertain and challenging economic climate, evidenced by depressed exploration and production activity, particularly in the US, and pricing pressure in many markets. In response, Schlumberger's management undertook significant cost control measures in 2010 and took other actions to maintain profitability during this difficult period. The oil and gas industry was also affected by the Macondo well catastrophe in April 2010 and the ensuing moratorium on exploration in the Gulf of Mexico. Schlumberger responded by taking swift action to redeploy field personnel out of the Gulf area where possible and to reduce headcount when other solutions were not possible.

Despite the economic challenges the Company faced in 2010, full-year revenue reached $27.45 billion, representing organic growth of approximately 5%, and the Company returned approximately $2.75 billion to its stockholders through dividends and stock repurchases. 2010 was also a year of tremendous positive change for the Company, highlighted by such significant events as the acquisitions of Smith International an $11 billion transaction, and Geoservices, a $1 billion transaction. The acquisitions complement the Company's operations, product development and expertise, and enhance the Company's overall breadth and global competitiveness. Furthermore, Schlumberger management took several other key operational, strategic and economic measures in 2010 to better position the Company for the long-term, in addition to the acquisitions of Smith and Geoservices and the cost-control measures described above. Schlumberger's executives also achieved the following goals, many of which were also aligned with their individual objectives:

- retaining valuable technical employees;
- continuing Schlumberger's technology leadership by investing approximately $919 million in research and engineering;
- implementing mechanisms necessary to keep costs in line with activity;
- continuing to improve execution through the refinement of the Company's Engineering, Manufacturing and Sustaining organization and its "Excellence in Execution" initiative; and
- beginning to integrate the Smith and Geoservices businesses and realizing expected Smith-related synergies sooner than expected.

Executive Compensation Program Overview

Schlumberger has a very strong pay-for-performance culture that runs through the whole Company and starts at the top with the named executive officers. The Company believes that attracting and retaining the best talent is key to delivering superior stockholder returns, and that a competitive compensation package is critical to achieving this. As the world's leading oilfield services company, the Company places critical importance on recruiting, developing, motivating and retaining top talent, both in the short-term and long-term. To this end, the Compensation Committee seeks to offer a competitive compensation package and generally seeks to provide compensation to the executive officers that is between the 50th and 75th percentiles of the two comparator groups. This range is a guideline, and the Compensation Committee retains the flexibility to set

elements of target compensation at higher percentiles for strong business performance, for key skills in critical demand, and for positions that are of high internal value. In exceptional circumstances, the Company pays above the 75th percentile for performance that significantly exceeds the Company's and the individual's goals, or for purposes of motivation, reward and retention.

The following is a summary of important aspects of the executive compensation program discussed later in this CD&A.

- The key elements of the program are base salary; performance-based annual cash incentive; and long-term equity incentives.
- A significant portion of executive pay is in the form of variable compensation that is at risk, in order to align executive compensation with the Company's business strategy and create long-term stockholder value.
- Schlumberger executives have no employment, severance or change-in-control agreements (other than employment agreements for some executives who are transitioning into retirement).
- Executives are offered very limited perquisites and do not participate in any executive pension or insurance plans, other than those providing supplemental benefits (available to all eligible employees) to cover income that exceeds plan limits.
- Schlumberger has a compensation recovery, or "clawback," policy that allows the Board to recoup performance-based cash awards in the event of specified restatements of financial results.
- Schlumberger's executives are subject to stock ownership guidelines and are prohibited from hedging against the economic risk of such ownership.

Compensation Decisions in 2010

The main elements and goals of Schlumberger's executive compensation program did not change from fiscal year 2009 to fiscal year 2010. However, the Compensation Committee continued to focus on achieving the right mix and level of compensation to retain and motivate top executives through the difficult business conditions that prevailed through 2010.

The Compensation Committee took the following actions for 2010:

- As the result of a management reorganization to prepare for the future succession of the CEO, Paal Kibsgaard was appointed Chief Operating Officer effective February 8, 2010. As a consequence, Mr. Kibsgaard's salary was increased from 600,000 Euros to 750,000 Euros and his performance-based annual incentive range from 0-75% to 0-100%. Also effective February 8, Mr. Belani was appointed President, Reservoir Characterization Group, replacing Mr. Kibsgaard, and his salary was increased from 500,000 Euros to 550,000 Euros. At the same time, Mr. Sbiti, previously Executive Vice President, Schlumberger Limited, became Executive Advisor to the Chairman and CEO.
- Other than salary adjustments made in connection with the foregoing appointments, the only named executive officer who received a base salary increase in January 2010 was Mr. Ayat, the Company's Chief Financial Officer.
- Payout of the financial incentive that was made in February 2011 for performance in 2010 was 129% of target, largely due to 2010 growth in earnings per share, well short of the maximum 200% potential payout;
- The Compensation Committee granted stock options in January 2010 with a grant date dollar fair value estimated to be generally between the 50th and 75th percentiles, or higher, of the Company's oil industry and general industry peer groups. However, grants of long-term equity incentives ("LTI's") within the two peer groups were higher than preliminary estimates in January 2010 had indicated due to the uncertainty in early 2010 following the global economic crisis that began in late 2008. As a result, when the Compensation Committee conducted another review of executive officer

compensation in October 2010, the named executive officer LTI values for January 2010 were ultimately found to be generally at or below the 50th percentile of both peer groups. The Compensation Committee agreed to review LTI awards at the January 2011 Compensation Committee in light of the foregoing to better ensure that the 2011 LTI's of the named executive officers were more competitive with respect to the 2011 peer groups.

- Effective February 4, 2010, the Compensation Committee approved additional stock option grants to Messrs. Kibsgaard and Pai in connection with the management reorganization and succession planning changes discussed above. Mr. Kibsgaard received a grant of $1,500,000 in stock options representing 64,000 shares and Mr. Pai received a grant of $1,600,000 in stock options representing 68,000 shares. On October 21, 2010, the Compensation Committee approved a further stock option grant to Mr. Pai of $2,000,000, representing 83,334 stock options, for retention purposes and to recognize his outstanding performance and his continued contributions to the Company during the management reorganization after the appointment of Mr. Kibsgaard as COO.

Executive Compensation Philosophy

In keeping with the Company's strong pay-for-performance culture, Schlumberger's longstanding compensation philosophy is to pay senior executives and professional-level employees for demonstrable performance against goals that have been pre-established and carefully reviewed. Schlumberger's compensation program is driven by the need to recruit, develop, motivate and retain top talent both in the short-term and long-term, and to promote the Company's values of people, technology and profitability. Promotion from within the Company is a key principle at Schlumberger, and all executive officers, including the named executive officers, have reached their current positions through career development with the Company. A diverse workforce is a very important part of Schlumberger's cultural philosophy. Schlumberger believes its use of a consistent approach to compensation at all levels is a strong factor in achieving a diverse workforce comprising top global talent. While the amount of compensation may be different, each of the components of a professional-level employee's compensation package is the same and is applied using broadly the same methodology, which is described below. Exceptions to this principle are generally due to local (i.e., country-specific) requirements.

Schlumberger's compensation programs have been designed so that the higher an executive's position in the Company, the larger the proportion of compensation that is contingent on positive stock price performance, the Company's financial performance and/or individual performance, described as "at-risk" compensation. The Company believes that having a substantial portion of executive compensation be at-risk more closely aligns the interests of its executives with the long-term interests of Schlumberger and its stockholders. Accordingly, the named executive officers receive a greater percentage of their compensation through at-risk pay tied to Company performance than other executives.

Schlumberger's executive compensation program consists of three primary elements, comprising the executives' total direct compensation:

- base salary;
- performance-based annual cash incentive; and
- long-term equity incentives.

These elements allow the Company to remain competitive in attracting and retaining top executive talent, and to motivate executives with current and potential future financial rewards. At the same time, this relatively simple compensation plan can be applied and communicated consistently to exempt employees of more than 140 nationalities working in approximately 80 countries globally. Schlumberger sees diversity of its work force as a business imperative enabling the Company to serve clients anywhere in the world.

Named executive officers generally receive the same benefits as other employees. As is the case with compensation, any differences are generally due to local requirements. In the event of a change in control, the only compensation and benefits changes for all employees would be full vesting of any unexercised stock

options and restricted stock units and full vesting in any account balance under the Company's supplemental retirement savings plan. Change in control benefits with regard to stock options are described more fully in the section "Change in Control" following the Nonqualified Deferred Compensation table.

Employees globally (including named executive officers) are subject to an annual objectives-setting process and review, and their performance against these objectives affects the compensation they receive.

Framework for Setting Executive Compensation in 2010

Executive Compensation Goals

In establishing executive compensation, Schlumberger believes that:

- compensation and benefits should be competitive with peer companies that compete with the Company for business opportunities and/or executive talent;
- annual cash incentive and stock option awards should reflect progress toward Company-wide financial and personal objectives and should balance rewards for short-term and long-term performance; and
- the Company's policies should encourage executives to hold stock through stock option awards and stock ownership guidelines that align their interests with those of our other stockholders.

Management of Executive Compensation

Schlumberger's executive officer compensation program is overseen by the Compensation Committee. The specific duties and responsibilities of the Compensation Committee are described in this proxy statement under "Corporate Governance—Board Committees—Compensation Committee" above.

Role of Compensation Consultant

The Compensation Committee has engaged the independent consulting firm of Pay Governance with respect to executive compensation matters. Pay Governance, which focuses on advising boards of directors on executive compensation, was formed by former practitioners at the consulting firm Towers Watson, which previously provided executive compensation advisory services to Schlumberger's Compensation Committee. For more information on this engagement, see "Corporate Governance—Board Committees—Compensation Committee" above.

Relative Size of Direct Compensation Elements

In setting executive compensation, the Compensation Committee considers the total direct compensation that it believes is appropriate to pay an executive officer, based on the size and mix of the compensation elements for executive officers against those of companies in the two comparator groups, as well as the other factors described in this CD&A. The Committee thus seeks to achieve an appropriate balance between immediate cash rewards that encourage achievement of annual financial and non-financial objectives and long-term equity incentives that promote long-term stock price performance.

As stated above, the Compensation Committee believes that delivering a significant portion of an executive officer's compensation through equity-based compensation with a multi-year vesting schedule more closely aligns an executive officer's interests to the long-term interests of the Company and the stockholders, and encourages the named executive officers to act as owners. However, the Compensation Committee does not aim to achieve a specific target of cash versus equity-based compensation or annual versus long-term incentive compensation.

The charts below show the average percentage of 2010 base salary, target cash incentive and 2010 long-term equity incentive (LTI) award for the named executive officers in comparison to the two external peer groups as presented in September 2009, and indicate that Schlumberger's current pay mix is close to that of both peer groups. These charts are based on compensation data from Towers Watson's September 2009 report.



The Compensation Committee relies on its own judgment in making compensation decisions for the named executive officers after reviewing the size and mix of the compensation elements for its executive officers against those of companies in the two comparator groups. The size and mix of each element of total direct compensation is based on:

- external market practice of companies in the two comparator groups;
- leadership, management and technical expertise, performance history, complexity of the position and responsibilities, growth potential, reporting structure and internal pay equity;
- overall Company and individual performance; and
- the recommendations of the CEO (except for his own compensation).

The percentage of at-risk compensation increases in relation to an executive officer's increased responsibilities. This is because the more senior the job, the more the executive officer can affect Company results either positively or negatively, with a corresponding effect on his or her own compensation package. The Compensation Committee believes that making a significant portion of an executive officer's compensation contingent on positive annual results and positive stock price performance, described as "at risk" compensation, more closely aligns an executive officer's interests with those of the stockholder. If the stockholder gains, the executive officer also gains, and vice-versa.

The Compensation Committee may at its discretion modify the mix of base pay, annual cash incentive and LTI's, or otherwise adjust an NEO's total compensation to best fit an executive officer's specific circumstances. For example, the Committee may award more cash and not award a stock option grant to an executive officer who is approaching retirement. This provides more flexibility to the Committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the five-year vesting required for stock options. The Committee may also increase the size of stock option grants to an executive officer if the total number of career stock options granted does not adequately reflect the executive's current position and level of responsibility within the Company, after a review of external market practice of companies in the two comparator groups and the other factors described immediately above.

Pay Mix and Internal Pay Equity Review

In October 2010, the Compensation Committee reviewed an analysis of pay mix and internal pay equity carried out by Pay Governance at the direction of the Compensation Committee. Regarding pay mix, the Committee reviewed the elements of pay for the Company's executive officers, including the named executive officers, in relation to each other and in comparison with the average pay mix of the Company's other executive officers. The Committee concluded that the mix of base salary, incentive cash bonus and LTI was appropriate for each named executive officer and for the rest of the Company's officers, based on its evaluation of the relative size of direct compensation elements of the two external peer groups.

Regarding internal pay equity, the Committee reviewed the CEO position in relation to the other NEO positions, and the NEO positions both in relation to one another and in comparison with the average of the

other executive officer positions. The Committee noted that the ratio between the CEO and the second-highest paid officer (Mr. Kibsgaard) had increased in comparison with the 2008 ratio when Mr. Sbiti was the second-highest paid officer. This was due to the fact that Mr. Kibsgaard was newly appointed to his position and his total direct compensation was below the 50th percentile of the COO position in both peer groups. The Committee also noted that total direct compensation amounts of the second, third and fourth highest paid officers were very close, whereas these had previously been more graduated from the highest to lowest. The Committee concluded that internal pay equity was appropriate for the time being and expected that it would evolve in line with organizational changes.

Pay for Performance

In July 2010, the Compensation Committee reviewed a pay-for-performance analysis that had been completed by Towers Watson at the direction of the Committee. The analysis was against the oil industry peer group as provided by Towers Watson, and provided data on the actual 2009 annual cash incentive paid in 2010 to named executive officers of companies in the oil industry peer group as a percentage of their target annual incentive. This was compared with net income growth, revenue growth, earnings per share (EPS) growth and total shareholder return (TSR) of the companies in the peer group for 2010. In making this comparison, the Compensation Committee reviewed the position of Schlumberger's CEO against other CEOs in the oil industry peer group. It then separately reviewed the other named executive officers against other named executive officers in the oil industry peer group.

This review showed that while Schlumberger had performed at the 75th percentile in terms of net income growth, revenue growth and EPS growth, and had performed between the median and 75th percentile on TSR, it had paid below median bonuses. The Compensation Committee concluded that Schlumberger's cash incentive pay practices were aligned with its pay-for-performance philosophy, although it appeared that Schlumberger had set more aggressive financial targets for its named executive officers than many companies in the oil industry peer group did, and had therefore paid its NEOs below median bonuses for above median performance.

Selection of Comparator Companies

The Compensation Committee annually approves the companies used in the executive compensation analysis based on surveys conducted by the Compensation Committee's independent executive compensation consultant. The peer groups are based on criteria established and provided by the Committee, which include:

- competition in the oilfield services industry;
- global presence and scope of international operations;
- competition for executive talent;
- leadership position of the Company; and
- comparable revenues.

To prepare for the compensation analysis, the Company's executive compensation department works with Pay Governance to match Company positions and responsibilities against survey positions and responsibilities and to compile the annual compensation data for each executive officer.

The Compensation Committee attempts to set the compensation of our executive officers at levels that are competitive with the two peer groups described below. While the comparator market data provide important guidance in making decisions on executive compensation, the Compensation Committee does not set compensation based on market data alone. The Committee also considers the value of an executive officer's position to the Company, the market demand for those skills and the other factors described in this CD&A.

Two peer groups are used for the compensation analysis. The two peer groups were first reviewed in July 2009 and were then further reviewed in October 2009 in preparation for the January 2010 compensation review. There were no changes in the composition of the two comparator peer groups during these reviews.

The first peer group comprises 27 companies in the oil services, exploration and production, refining and pipeline industries, including 9 direct competitors in the oilfield services industry, all of which, with the exception of Parker Drilling, were part of the 2009 S&P 500 and the Philadelphia Oil Service Index (OSX). Seven non-US energy and energy-related companies that also met the established criteria were included in this peer group, reflecting the Company's international operations. Although Schlumberger is an oilfield services company, the Compensation Committee decided that it is important to include oil exploration and production companies in the survey as they compete with Schlumberger for talent. Also, since Schlumberger is significantly larger than all of its direct competitors in the oilfield services industry, the Compensation Committee believed that the addition of the exploration and production companies provides a more complete comparator group.

OIL INDUSTRY PEER GROUP: Oil services, E&P, refining and pipeline companies

OIL INDUSTRY PEER GROUP: Oil services, E&P, refining and pipeline companies with median sales and assets similar to SLB				
Anadarko Petroleum	Baker Hughes	BG Group	BHP Billiton	BJ Services
BP	Cameron International	Canadian Natural Resources	Chevron	ConocoPhillips
ENI, SPA	Exxon Mobil	Halliburton	Hess	Marathon Oil
Murphy Oil	Nabors Industries	Noble	Occidental Petroleum	Parker Drilling
Royal Dutch Shell	Smith International	Sunoco	Total	Transocean
Valero	Weatherford			

Schlumberger uses a second, "general industry," peer group (shown below) to provide data from similarly-sized companies and supplement the data from the oil group, whose companies are closest to Schlumberger in industry type but have widely varying revenue sizes. Excluded from this peer group are companies from industry sectors that do not have a global presence and are least comparable to Schlumberger's areas of focus, such as companies in retail and financial services. Like the first comparator group, this second group also includes non-US companies. The Committee also considers data from the second peer group as it deems necessary or advisable insofar as data from the first peer group may not exist, or may be insufficient, for some executive officer positions.

The second group is also particularly relevant for staff positions, where the skills and experience may be easily transferable to other industries outside the oil industry.

In 2008, the general industry peer group included 38 companies with revenues from $15 billion to $40 billion and median revenue of $22.6 billion. Schlumberger's total revenue for 2008 grew to $27 billion. Since the median of the same general industry peer was $23.8 billion in 2009 and because Schlumberger's 2009 revenue decreased to $23 billion due to difficult business conditions, the Compensation Committee decided that it was appropriate to leave the revenue range the same as for 2009 and to continue to include companies with revenues from $15 billion to $40 billion for the January 2010 analysis. The Compensation Committee prefers to alter the peer group criteria as infrequently as possible to provide a stable basis for comparison.

GENERAL INDUSTRY PEER GROUP: $15B to $40B sales with technical and global focus

GENERAL INDUSTRY PEER GROUP: Companies with $15B to $40B sales and technical and global focus				
3M	Abbott Laboratories	Accenture	Alcoa	Amgen Inc.
Apple	Arrow Electronics	Astrazeneca	BAE Systems	Bristol-Myers Squibb
Cisco Systems	Colgate-Palmolive	Deere & Co	E. I. du Pont de Nemours	Eaton Corp.
Eli Lilly	Emerson Electric	Freeport-McMoran Copper & Gold	Goodyear Tire & Rubber	Henkel
Honeywell	Intel	International Paper	Kimberly-Clark	Lafarge SA
Merck	Motorola	NIKE	PPG Industries	Raytheon
Schering-Plough	Schneider Electric	Sprint Nextel	US Steel	Whirlpool
Wyeth	Xerox			

Elements of Compensation

Base Salary

Base salary is the fixed portion of an executive's annual cash compensation, which provides some stability of income since the other compensation elements are variable and not guaranteed. On appointment to an executive officer position, base salary is set at a level that is competitive with base salaries in the two peer groups and takes into account factors such as the performance, experience and long-term potential of the individual, as well as internal pay equity and Company performance. Generally, base salaries for executive officers are targeted to be between the median and the 75th percentile of both peer groups.

Base salaries for each executive officer position are compared annually with similar positions in both peer groups. Base salary changes for executive officers, except the CEO, are recommended by the CEO and subject to approval by the Compensation Committee, taking into account:

- market movement of comparable salaries in the two peer groups;
- comparison to internal peer positions;
- the Company's performance during the year relative to the previous year and to its market peers; and
- overall individual performance.

The base salary of the CEO is reviewed by the Compensation Committee in executive session and recommended to the independent members of the Board of Directors for approval, based on the same criteria as above.

Base salary for an executive officer position is generally fixed for several years, which means that increases are usually more significant when they occur. If business or individual performance is below target, the Compensation Committee has the discretion not to award any increase in base salary. The Compensation Committee may, on occasion, adjust an executive officer's base salary during the year if the executive officer is promoted or if there is a significant change in his or her responsibilities. In this situation, the CEO (in the case of executive officers other than himself) and the Compensation Committee carefully consider these new responsibilities, external pay practices, retention considerations and internal pay equity, as well as past performance and experience. Base salary may also be reduced, such as when an executive officer moves to a position of lesser responsibility in the Company. Alternatively, base salary can be frozen for a number of years until it falls in line with comparable positions in the two peer groups.

Base Salary Decisions in 2010

The Compensation Committee carried out a review of the compensation of executive officers in January 2010. The Committee reviewed Mr. Gould's base salary of $2,500,000, which had not been increased since January 2006, and decided that since it was above the 75th percentile of both peer groups, it would not be increased. Messrs. Kibsgaard, Pai, Belani and Sbiti received base salary increases in May 2009 and their base salaries were not reviewed in January 2010. The only named executive officer who received a base salary increase in January 2010 was Mr. Ayat, the Company's Chief Financial Officer, whose salary was increased by 20% to $900,000 to bring him more in line with the general industry peer group. This placed him above the 75th percentile of the oil industry peer group and between the 50th and 75th percentile of the general industry peer group. The salaries for the other named executive officers generally were between the 50th and 75th percentile of both peer groups.

Appointment of Chief Operating Officer (COO). As discussed above in the section "2010 Executive Summary," effective February 8, 2010, the Schlumberger Board of Directors approved the appointment of Mr. Kibsgaard as COO reporting to the CEO, Mr. Gould, on recommendation from the Nominating and Governance Committee. This appointment was made to prepare for the future succession of the CEO. In connection with Mr. Kibsgaard's promotion, the Compensation Committee determined to increase his salary from 600,000 Euros to 750,000 Euros, which placed him above the 50th percentile for the oil industry peer group and between the 50th and 75th percentile of the general industry peer group.

Effective the same date, Mr. Sbiti was appointed Executive Advisor, reporting to the CEO. There was no change to Mr. Sbiti's base salary and incentive for the remainder of 2010, however, effective January 1, 2011, Mr. Sbiti began a term of phased retirement, as generally described under the section "Retirement Practices" below, and his compensation was reduced accordingly. Also, effective February 8, 2010, Mr. Belani was appointed President, Reservoir Characterization Group to replace Mr. Kibsgaard. Mr. Belani's base salary was increased from 500,000 Euros to 550,000 Euros, which placed him above the 75th percentile of both peer groups. The Compensation Committee decided that Mr. Belani's base salary increase was appropriate due to the size and complexity of his new role.

Annual Cash Incentive

The Company pays annual performance-based cash incentives to named executive officers to foster a results-driven, pay for performance culture and to align their interests with those of Schlumberger's stockholders. The Compensation Committee selects performance-based measures which it believes will motivate an executive to increase operating results in the short-term as well as drive profitable long-term Company growth and value for stockholders. Incentive cash payments are made in February according to the achievement of both personal and financial objectives during the previous fiscal year. The annual cash incentive for the named executive officers ranges from 0% to 75% to 0% to 100% of base salary, depending on the position. Half of the potential range is based on the satisfactory completion of personal objectives and the other half of the potential range is based on the achievement of Company financial objectives, which is described in the section below entitled "2010 Annual Cash Incentive."

The Committee increased Mr. Kibsgaard's incentive compensation range from 0-75% to 0-100%, in recognition of his significantly increased responsibilities as COO and based on comparative data from the two peer groups. Otherwise, the incentive ranges of the named executive officers did not change for 2010.

The financial half of the incentive cash payment for NEOs has an incremental financial element, which means that the maximum incentive opportunity can be up to 200% of target with respect to the financial part based on achievement of superior financial results. This enhanced incentive is only applied to the CEO, executive officers and other specified positions that have a significant impact on the Company's success. The Compensation Committee reviews and recommends to the full Board the financial objectives for both the CEO and the other executive officers. The Committee approves the personal objectives for the CEO and assesses his performance against those objectives in determining the annual cash incentive award, subject to final approval by the Board. The CEO approves the personal objectives for the other executive officers, including the other

named executive officers, and the Committee reviews and approves the results. The half of the incentive based on personal objectives has no positive incremental element, meaning the maximum payout with respect to this half of the annual incentive is 100%.

2010 Annual Cash Incentive

As in previous years, the financial half of the annual cash incentive for all executive officers in 2010 was based on diluted earnings per share from continuing operations ("EPS").

The Compensation Committee selected EPS as the most appropriate measure upon which to base the financial portion of the annual cash incentive because it is the primary basis on which we set our performance expectations for the year; we believe that consistent EPS growth leads to long-term stockholder value; and EPS is the metric most widely used by investors and analysts to evaluate the performance of Schlumberger. When considering the Company's operating results, the Compensation Committee has the discretion to decide whether to take into account the effect on EPS of unusual or infrequent charges or gains, depending on the nature of the item. The Compensation Committee exercises its discretion when it believes that executives and other employees would be unfairly harmed by, or would unfairly benefit from, these items.

The process used to set these annual EPS targets starts with a review of plans and projections following bottom-up planning from the field, which considers factors such as:

- activity growth potential as measured by the number of rigs;
- pricing;
- anticipated exploration and production (E&P) spending; and
- introduction of new technology.

In 2008, the EPS objective had provided the opportunity to increase the financial half of the annual cash incentive from 100% to 300% of the incentive potential for those eligible, due to the significant potential for growth. However, due to the difficult business outlook at the beginning of 2009, the Compensation Committee decided that the maximum incentive opportunity for the financial-based portion of the annual incentive would be 200% instead of the 300% available in previous years. The Committee believed it was important to set EPS targets which, while very difficult to achieve in the context of the global recession, were realistic. Since the prospects for 2010 continued to look challenging, with the EPS earnings forecast to be just 7% higher than 2009, the Committee decided that it was still appropriate to retain the maximum financial incentive at 200%.

The performance targets and corresponding payouts for the financial half of the 2010 annual cash incentive were as follows:

- An EPS of at least $2.50 was needed to trigger a payment of 50% of the financial half of the incentive payment, below which no financial incentive would be paid. The EPS target of $2.50 represented an 11% reduction against EPS of $2.78 actually earned for 2009.
- In order for 100% of the financial half of the incentive to be paid, 2010 EPS achieved had to be at least $2.78, which was the same as EPS earned for 2009.
- An EPS of at least $3.20 was needed to achieve 200% of the financial half of the incentive, which represented a 15% increase against EPS earned for 2009.

If the EPS result achieved was between two targets, then the financial incentive payment would be prorated. As in prior years, no cash incentive would be paid if the minimum 2010 EPS target was not met.

Schlumberger's 2010 EPS was $2.86, excluding $0.46 of unusual charges and a $0.98 gain relating to our previously-held investment in MI-SWACO but including the dilutive impact of the Smith transaction, which was approximately $0.04 on full-year EPS. A significant portion of these unusual charges related to the acquisition of Smith, which had not been factored into 2010 EPS targets since at the time the goals were set, a transaction with Smith had not been confirmed. In addition to charges related to the Smith acquisition, the

unusual charges included charges related to overhead reductions and the restructuring of North America and Mexico operations.

The Compensation Committee decided that, for purposes of calculating the financial half of the cash incentive payment, it would exclude all of these charges in arriving at target EPS. The Committee decided to exclude these charges because it believed that the actions taken were in the Company's best interest and that it was not appropriate to adjust the financial half of the cash incentive payment because of the effects of these unusual charges and credits on the Company's 2010 earnings. Similarly, the Committee believed that it was not appropriate to include either the $1 billion gain arising from our investment in M-I SWACO or the $0.04 dilutive effect of the Smith transaction, as those were not related to Schlumberger's ordinary operations. Therefore, the Committee approved an EPS achievement of $2.90, which excluded the dilutive impact of the Smith transaction and all of the 2010 charges and credits described above, and which resulted in a payout of 129% of the financial half of the annual cash incentive.

The second half of the annual cash incentive is related to personal objectives that are specific to each executive officer position and may relate to:

- technology or geographical profitability or revenue growth;
- new technology introduction and market penetration;
- acquisitions or divestitures;
- non-financial goals that are important to the Company's success, including:
    - people-related objectives such as retention and diversity;
    - ethics and compliance;
    - safety objectives; and
    - any other business priority.

The award for the personal half of the cash incentive was based on the specific results each named executive officer achieved, as approved by the Compensation Committee. Personal objectives are set at the start of the fiscal year and do not have a formal weighting. At the end of the fiscal year, the CEO uses his judgment to evaluate the performance of the other named executive officers against their personal objectives, taking into account performance for the just-completed fiscal year versus predefined commitments for the fiscal year; unforeseen financial, operational and strategic issues of the Company; and any other information deemed relevant by the CEO. The Compensation Committee evaluates the performance of the CEO in a similar way, subject to approval by the full Board.

Messrs. Gould, Kibsgaard and Pai had objectives on safety and security, which were mostly achieved.

Messrs. Gould, Kibsgaard, Pai and Belani had objectives on people, including diversity and retention of key talent, which were mainly achieved.

Messrs. Gould, Ayat and Pai had objectives on M&A, which were achieved.

All of the named executive officers, with the exception of Mr. Sbiti, had objectives on cost management and efficiency, including the restructuring of North America and the functions, all of which were achieved.

Messrs. Gould, Kibsgaard, Pai, and Belani had objectives on marketing and technology development, which were largely achieved.

Messrs. Gould and Ayat had objectives on capital structure, which was mostly achieved. Mr. Ayat also achieved an objective on debt management.

Messrs. Kibsgaard and Pai had objectives on quality, which were achieved.

Mr. Kibsgaard had objectives on Engineering, Manufacturing and Sustaining, which were partly achieved.

Mr. Gould also achieved his objectives regarding the CEO succession process and Company-wide compliance programs.

Mr. Sbiti had objectives relating to Schlumberger's activities in Kuwait and Iraq as well as Research and Development in the Middle East, all of which were achieved.

2010 Annual Incentive as a Percentage of Base Salary

Name	Total Incentive Range Eligibility (%)	Financial Half Range Eligibility (%)	Financial Half Incentive Achieved (%)	Personal Half Range Eligibility (%)	Personal Half Incentive Achieved (%)	Total 2010 Incentive Paid as a % of Base Salary
A. Gould	0-100	50	64.5	50	47.5	112
S. Ayat	0-100	50	64.5	50	48	112.5
P. Kibsgaard	0-100	50	64.5	50	45	109.5
S. Pai	0-75	37.5	48.4	37.5	32.5	80.9
A. Belani	0-75	37.5	48.4	37.5	32.5	80.9
C. Sbiti	0-100	50	64.5	50	20	84.5

Long-Term Equity Compensation—Stock Options

Stock options are designed to give high-value employees, including named executive officers, a longer-term stake in the Company, provide incentives for future performance, act as a long-term retention tool and align employee and stockholder interests over the longer term. Schlumberger currently uses stock options as its sole long-term incentive for executive officers as it believes that they best align employee incentives with stockholder interests. Since a financial gain from stock options is possible only after the price of the common stock has increased, the Company believes that grants of stock options motivate executives and other employees toward behavior that benefits all stockholders.

The Compensation Committee grants stock options to reward past performance but also to retain executive officers and to provide incentives for future exceptional performance. The value of a stock option grant increases with the level of position, and for the CEO and other named executive officers is typically the largest element of the total compensation package. In determining the value of grants of stock options to be made to executive officers, the Compensation Committee (in the case of the CEO's grant) and the CEO (in the case of recommendations for grants for the other NEOs), consider numerous factors, including:

- the Company's financial and operating performance during the relevant period;
- review of total direct compensation for comparable positions in the comparator groups;
- the size and mix of the compensation elements for an executive officer;
- retention;
- achievement of non-financial goals;
- the executive officer's contribution to the Company's success;
- the level of competition for executives with comparable skills and experience;
- the total value and number of stock options granted to an executive over the course of his or her career, together with the retentive effect of additional stock option grants; and
- a review of the internal equity of peer position career grants.

Once the dollar value of the stock option grant for a named executive officer has been determined based on the above factors, it is converted into a number of stock options on a fair value basis using the Black-Scholes formula.

Stock Options Granted to Executive Officers in 2010

January 2010 Stock Option Grants. The table below details the approximate dollar value and number of stock options granted in January 2010 to the named executive officers. The approximate dollar value of each grant was used by the Compensation Committee to determine the number of options granted. The actual grant date fair value of each grant, computed in accordance with applicable accounting standards, is disclosed in the Grants of Plan-Based Awards For Fiscal Year 2010 table below.

The values given to equity compensation awards by the Compensation Committee are only estimates, and the actual value that may be realized by the NEOs depends on the NEOs' continued service and Schlumberger's future stock price performance.

January 2010 Stock Option Grants

Name	Approximate Dollar Value of Grant	Number of Options Granted
A. Gould	$ 9,000,000	355,000
S. Ayat	$ 2,400,000	95,000
P. Kibsgaard	$ 1,200,000	47,000
S. Pai	$ 1,200,000	47,000
A. Belani	$ 1,500,000	59,000
C. Sbiti	$ 3,000,000	118,000

With respect to the January 2010 grants, the Committee took into account that even though 2009 was an extremely difficult year, during which global economic conditions deteriorated and Schlumberger revenue declined by 16% due to lower customer spending and lower commodity prices, Schlumberger delivered net income of over $3 billion and EPS, excluding charges and credits, of $2.61.

The Compensation Committee in January 2010 approved the following awards, based on peer market data then available to the Committee:

- an award of $9,000,000 in stock options to Mr. Gould, which was at the 75th percentile of the oil industry and between the 50th and 75th percentiles of the general industry. This grant was recommended by the Compensation Committee and approved by the Board.
- Mr. Ayat was awarded $2,400,000 in stock options, which was between the 50th and 75th percentiles of both peer groups.
- Messrs. Kibsgaard and Pai were each awarded $1,200,000 in stock options, to place them between the 50th and 75th percentiles of the oil industry and at the 50th percentile of the general industry.
- Mr. Belani received $1,500,000 in stock options, placing him at the 50th percentile of the general industry. There was insufficient data for Mr. Belani's position for the oil industry.
- Mr. Sbiti received $3,000,000 in stock options, which was above the 75th percentile of the oil industry and between the 50th and 75th percentiles of the general industry.

As explained in the 2010 Executive Summary above, when the Compensation Committee later reviewed market data from both peer groups in October 2010, it was obvious that peer group LTI amounts awarded during 2010 were higher than had been estimated in January 2010, due to the improved economic outlook during 2010 following the global economic crisis that began in late 2008. This resulted in the Company's LTI awards being at or near the 50th percentile of both peer groups. Additionally, following the acquisition of Smith, the scope of the named executive officer positions had increased in size in line with the increased revenue of the Company. When the amount of the January 2010 LTI's had been determined, Schlumberger had annual revenues of $23 billion and its 2010 general industry peer group included companies with revenues from $15 billion to $40 billion. After the acquisition of Smith, Schlumberger's 2011 revenue was forecast to be more than $35 billion and the 2011 general industry peer group was modified to include companies with

revenues from $25 billion to $50 billion to better reflect the increased size of the Company. The Compensation Committee agreed to focus on LTI awards at the January 2011 Compensation Committee to better ensure that the 2011 LTI's of the named executive officers are competitive with LTI's of companies in the new 2011 peer groups.

February and October 2010 Stock Option Grants. The Compensation Committee approved an additional award of $1,500,000 in stock options representing 64,000 shares for Mr. Kibsgaard effective February 8, in recognition of his appointment as COO. This placed Mr. Kibsgaard's total direct compensation above the 50th percentile of the oil industry and above the 50th percentile of the general industry, taking into account his new base salary, new target incentive and both 2010 LTI grants.

The Compensation Committee also awarded an additional stock option grant to Mr. Pai of $1,600,000 in stock options representing 68,000 shares for retention purposes. In October 2010, the Compensation Committee approved a further stock option grant to Mr. Pai of $2,000,000 in stock options representing 83,334 shares for retention purposes and in recognition of his outstanding performance with the Company's restructuring efforts and continued contributions to the Company during the management reorganization after the appointment of Mr. Kibsgaard as COO.

February 2010 Stock Option Grants

Name	Approximate Dollar Value of Grant	Number of Options Granted
P. Kibsgaard	$ 1,500,000	64,000
S. Pai	$ 1,600,000	68,000

October 2010 Stock Option Grant

Name	Approximate Dollar Value of Grant	Number of Options Granted
S. Pai	$ 2,000,000	83,334

Stock Option Granting Process

The Compensation Committee is responsible for granting options under Schlumberger's stock option and incentive plans. The Committee approves a preliminary budget for stock option grants for the following year at each October Compensation Committee meeting. Management determines the allocation for groups within the Company and individual recommendations are made by the heads of the groups and approved by the CEO. The Compensation Committee approves and grants all stock option awards, including executive officer awards, which are recommended by the CEO, except for his own. Awards for executive officers other than the CEO are granted by the Compensation Committee and discussed with the Board of Directors. Awards for the CEO are granted by the Committee following approval by the full Board.

The regular Board of Directors and Compensation Committee meeting schedule is set at least a year in advance with Board meetings held quarterly, on the third or fourth Thursday of January, April, July and October, and the committee meetings held the day before each Board meeting. The timing of these committee meetings is not determined by any of the Company's executive officers and is usually two days in advance of the Company's announcement of earnings. The Compensation Committee sets the grant date as the day of the Board meeting. The Company does not time the release of material non-public information for the purpose of affecting the values of executive compensation. At the time stock option grant decisions are made, the Compensation Committee is aware of the earnings results and takes them into account, but it does not adjust the size of grants to reflect possible market reaction. Generally, annual stock option grants are made at the January meeting of the Compensation Committee, although specific grants may be made at other regular meetings to recognize the promotion of an employee, a change in responsibility or a specific achievement. It is Schlumberger's policy to make awards to executive officers and other employees at the same time.

The exercise price for all stock options granted to executive officers and other employees is the average of the high and low trading price of the Schlumberger common stock on the NYSE on the date of grant, which has been Schlumberger's practice for many years.

Stock options generally have five-year ratable vesting, except for those granted to employees in France, which have four-year cliff vesting (meaning that all options vest at a single point in time), and those granted to Andrew Gould in January 2010, which have three-year ratable vesting. The Board and the Compensation Committee have the discretion to grant stock options with different vesting schedules as they deem necessary.

Important Factors in Understanding Schlumberger's Use of Stock Options

The Company's stock option plans do not permit the following:

- granting of stock options at a price below the fair market value on the grant date;
- re-pricing, or reducing the exercise price of a stock option;
- substituting a new option grant with an exercise price lower than the exercise price of an outstanding option grant; or
- granting options with a "reload" feature.

Executive Stock Ownership Guidelines

The Compensation Committee and management believe strongly in linking executive long-term rewards to stockholder value. As a result, the Committee has established the following stock ownership guidelines applicable to executive officers and other key position holders.

Title	Stock Ownership Guidelines
CEO	5 times base salary
COO	3 times base salary
Other Officers	1.5 times base salary
Key Staff Positions	1 times base salary

Each executive covered by the guidelines must hold in shares at least 30% of their entire gain on every stock option exercise for a period of six months. Those who do not meet the guidelines after the six-month holding period must continue to hold the shares until the guidelines are met. There is no specified timeline to achieve the guidelines, as many of the executives do not exercise their stock options until the later part of their option term.

The stock ownership guidelines also specify that any individual covered by this policy may not purchase, sell or enter into any other market transactions with respect to Schlumberger stock during any "blackout" period. A blackout period usually applies from the beginning of the first day following the last month of each fiscal quarter (January, April, July and October 1 of each year) up to and including two full trading days after the public release of Schlumberger's quarterly or annual financial results. In addition to the regularly scheduled blackout periods, Schlumberger may impose additional blackout periods during which there may be material non-public information about Schlumberger, such as major acquisitions and divestitures.

Prohibition on Speculation in Schlumberger Stock

Schlumberger's stock ownership guidelines prohibit executives from speculating in the Company's stock, which includes, but is not limited to, short selling (profiting if the market price of the common stock decreases); buying or selling publicly traded options, including writing covered calls; and hedging or any other type of derivative arrangement that has a similar economic effect.

Benefits

Retirement Benefits

In line with Schlumberger's aim to encourage long-term careers with the Company and to promote retention, retirement plans are provided, where possible, for all employees, including named executive officers, according to local market practice. Schlumberger considers longer-term benefit plans to be an important element of the total compensation package. The pension plans provide for lifetime benefits upon retirement after a specified number of years of service and take into account local practice with respect to retirement ages. They are designed to complement but not be a substitute for local government plans, which may vary considerably in terms of the replacement income they provide, and other Company sponsored savings plans. Employees may participate in multiple retirement plans in the course of their career with the Company or its subsidiaries, in which case they become entitled to a benefit from each plan based upon the benefits earned during the years of service related to each plan. The qualified plans are funded through cash contributions made by the Company and its subsidiaries based on actuarial valuations and/or regulatory requirements.

Some of the Schlumberger U.S. retirement plans are non-qualified plans that provide an eligible employee with additional retirement savings opportunities that cannot be achieved with tax-qualified plans due to limits on:

- annual compensation that can be taken into account under qualified plans, or
- annual benefits that can be provided under qualified plans.

Officers and other employees in the United States whose compensation exceeds the qualified plan limits are eligible to participate in non-qualified excess benefit programs for 401(k), profit-sharing and pension, whereby they receive correspondingly higher benefits. Employees and executive officers assigned outside the United States are entitled to participate in the applicable plans of the country where they are assigned, including supplemental plans where available.

Retirement Practices

The Company has a practice of phased retirement, which may be offered to executive officers (other than the CEO) approaching retirement, at the discretion of the Company. This practice involves a transition into retirement whereby the individual ceases being an executive officer and relinquishes primary responsibilities. He or she remains an employee and generally receives lesser salary over time for reduced responsibilities and reduced working time. The arrangements are typically in place for an average of two to three years as agreed at the start of the term. The purpose is to allow the outgoing executive officer to support the incoming executive officer for a period of time to provide for a smooth succession and to provide resources to the Company in particular areas of expertise. In these circumstances, the Company maintains pension contributions and other benefits such as medical and insurance, and the executive officer continues to vest in previously granted stock options. The executive officer, however, is no longer eligible for additional stock options or, once his or her work time is reduced, for an annual cash incentive.

Other Benefits

Schlumberger seeks to provide benefit plans, such as medical coverage and life and disability insurance, on a country-by-country basis in line with market conditions. Where the local practice is considered to be less than the Schlumberger minimum standard, the Company generally offers this Schlumberger standard. Executive officers are eligible for the same benefit plans provided to other employees, including medical coverage and life and disability insurance as well as supplemental plans chosen and paid for by employees who wish additional coverage. There are no special insurance plans for executive officers.

Perquisites

Schlumberger provides only minimum perquisites to its executive officers, which (as to the named executive officers) have been identified in the narrative notes to the Summary Compensation Table. The same perquisites are generally available to all professional-level employees. For example, relocation assistance is provided to employees based on a Company-wide basis.

No Employment Agreements

Schlumberger does not have employment, severance or change-in-control agreements for any of its executive officers, except for those in connection with phased retirement as described above. The Company's executive officers serve at the will of the Board of Directors, which enables the Company to terminate their employment using judgment as to the terms of any severance arrangement and based on specific circumstances at the time.

Recoupment of Performance-based Cash Awards

On the recommendation of the Compensation Committee in July 2006, the Board of Directors adopted a policy on recouping performance-based cash awards in the event of specified restatements of financial results. Under the policy, if financial results are significantly restated due to fraud or intentional misconduct, the Board will review any performance-based cash awards paid to executive officers who are found to be personally responsible for the fraud or intentional misconduct that caused the need for the restatement and will, to the extent permitted by applicable law, require recoupment of any amounts paid in excess of the amounts that would have been paid based on the restated financial results.

Impact of Accounting and Tax Treatment

Accounting Treatment

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model in accordance with applicable accounting standards. Once the fair value of each award is determined, it is expensed in the Company's income statement ratably over the vesting period.

Tax Treatment

The Company grants both incentive stock options and non-qualified stock options according to US tax regulations. The Company has a qualified French sub plan for stock options, restricted stock and restricted stock units to comply with French regulatory requirements. Stock options granted under the French sub plan have four-year cliff vesting rather than the usual five-year ratable vesting, and restricted stock and restricted stock units granted under the French sub plan have two-year cliff vesting and a two-year holding period rather than the usual three-year cliff vesting schedule.

Section 162(m) of the Internal Revenue Code limits the deductibility of certain compensation expenses in excess of $1,000,000 per individual covered employee. The Company's stock option plans provide qualified performance-based compensation for purposes of Section 162(m) and are not subject to the $1 million limitation. The Compensation Committee continues to believe that the cash compensation payable in excess of this amount for the named executive officers will not result in any material loss of tax deduction relative to the flexibility gained. Section 409A of the Internal Revenue Code requires that "deferred compensation" either comply with certain deferral election and payment rules or be subject to a 20% additional tax. The Company's compensation programs and awards are designed to make them exempt from or compliant with Section 409A.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis included in this proxy statement. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE SCHLUMBERGER BOARD OF DIRECTORS

Tony Isaac
Michael E. Marks, Chair
Adrian Lajous
Elizabeth Anne Moler

EXECUTIVE COMPENSATION TABLES AND ACCOMPANYING NARRATIVE

2010 Summary Compensation Table

The following table shows the compensation paid by the Company and its subsidiaries for the fiscal year ended December 31, 2010 to the Chief Executive Officer, the Chief Financial Officer and the next four most highly compensated executive officers as of December 31, 2010 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)[7]	Stock Awards ($)	Option Awards ($)[8]	Non-Equity Incentive Plan Compensation ($)[7]	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)[9]	All Other Compensation ($)[10]	Total ($)
A. Gould	2010	2,500,000	N/A	N/A	8,938,900	2,800,000	1,104,721	214,375[11]	15,557,996
Chairman and Chief	2009	2,500,000	N/A	N/A	8,650,280	1,787,500	944,323	181,250	14,063,353
Executive Officer	2008	2,500,000	N/A	N/A	9,636,575	1,125,000	1,168,399	437,500	14,867,474
P. Kibsgaard[1],[2]	2010	979,416	N/A	N/A	2,670,820	1,072,510	203,730	27,006[12]	4,953,482
Chief Operating Officer	2009	746,451	N/A	N/A	2,889,100	362,136	128,129	202,964	4,328,780
S. Ayat	2010	900,000	N/A	N/A	2,392,100	1,012,500	513,898	113,320[13]	4,931,818
Executive Vice	2009	750,000	N/A	N/A	1,590,125	536,250	400,685	116,559	3,393,619
President and Chief	2008	750,000	N/A	N/A	1,779,060	315,000	374,420	161,064	3,379,544
Financial Officer									
S. Pai[3]	2010	796,813	N/A	N/A	4,491,811	644,489	598,600	101,303[14]	6,633,016
Vice President,	2009	785,945	N/A	N/A	2,051,485	403,814	363,433	126,423	3,731,100
Operations	2008	717,844	N/A	N/A	1,186,040	229,794	275,071	207,566	2,616,315
A. Belani[4]	2010	724,879	N/A	N/A	1,485,620	586,321	425,995	116,987[15]	3,339,802
President Reservoir									
Characterization Group									
C. Sbiti[5],[6]	2010	1,287,654	N/A	N/A	2,823,740	1,088,100	1,350,545	251,794[16]	6,801,833
Senior Executive	2009	1,178,927	N/A	N/A	5,025,000	783,981	275,832	82,569	7,346,309
Advisor	2008	1,032,478	N/A	N/A	3,263,400	443,953	547,786	173,436	5,461,053

(1) Mr. Kibsgaard is paid in Euros. For purposes of this Summary Compensation Table, compensation has been determined using 2010 and 2009 average exchange rates of 1 U.S. Dollar = 0.753 Euros and 1 U.S. Dollar = 0.721 Euros, respectively.

(2) Effective February 8, 2010, Mr. Kibsgaard was appointed Chief Operating Officer of Schlumberger Limited.

(3) Mr. Pai is paid in Euros. For purposes of this Summary Compensation Table, compensation has been determined using 2010, 2009 and 2008 average exchange rates of 1 U.S. Dollar = 0.753 Euros, 1 U.S. Dollar = 0.721 Euros, and 1 U.S. Dollar = 0.678 Euros, respectively.

(4) Mr. Belani is paid in Euros. For purposes of this Summary Compensation Table, compensation has been determined using the 2010 average exchange rate of 1 U.S. Dollar = 0.753 Euros.

(5) Mr. Sbiti was paid in Euros for part of 2010. For purposes of this Summary Compensation Table, compensation has been determined using 2010, 2009 and 2008 average exchange rates of 1 U.S. Dollar = 0.753 Euros, 1 U.S. Dollar = 0.721 Euros, and 1 U.S. Dollar = 0.678 Euros, respectively.

(6) Effective February 8, 2010, Mr. Sbiti became Senior Executive Advisor to the Chairman and Chief Executive Officer.

(7) The annual cash incentive paid to Schlumberger's named executive officers is included in the column "Non-Equity Incentive Plan Compensation."

(8) The amount reflected in this column is the aggregate grant date fair value for grants during the fiscal years shown, computed in accordance with applicable accounting standards. The fair value of each grant

is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years indicated.

	2010	2009	2008
Dividend yield	1.2%	1.2%	1.0%
Expected volatility	35%	34%	31%
Risk free interest rate	2.8%	2.1%	3.2%
Expected option life	6.6 years	6.9 years	7.0 years
Weighted-average fair value per share	$ 24.35	$ 13.05	$ 29.21

(9) The amounts in this column reflect the change in actuarial present value of the named executive officer's accumulated benefit under all defined benefit and actuarial pension plans. There are no nonqualified deferred compensation earnings reflected in this column because no named executive officer received above-market or preferential earnings on such compensation during 2008, 2009 or 2010.

(10) All of the perquisites included and described in the column "All Other Compensation" are generally available to all of the Company's exempt employees. Relocation assistance is provided to all employees on a Company-wide basis.

(11) The amount disclosed for Mr. Gould includes the following:

Item	
Unfunded credits to the Schlumberger Supplementary Benefit Plan	$ 80,850
Unfunded matching credits to the Schlumberger Restoration Savings Plan	$121,275
Contributions to Schlumberger Profit Sharing Plans	$ 4,900
Contributions to Schlumberger 401(k) Plan	$ 7,350
Total	$214,375

(12) The amount disclosed for Mr. Kibsgaard includes the following:

Item	
Unfunded credits to the Schlumberger Supplementary Benefit Plan	$22,106
Contributions to Schlumberger Profit Sharing Plans	$ 4,900
Total	$27,006

(13) The amount disclosed for Mr. Ayat includes the following:

Item	
Unfunded credits to the Schlumberger Supplementary Benefit Plan	$ 23,825
Unfunded matching credits to the Schlumberger Restoration Savings Plan	$ 35,738
Contributions to Schlumberger Profit Sharing Plans	$ 4,900
Contributions to Schlumberger 401(k) Plan	$ 7,350
Perquisites:	
Allowance in lieu of hotel expenses	$ 37,342
Cost of annual trip home	$ 4,165
Total	$113,320

(14) The amount disclosed for Mr. Pai includes the following:

Item	
Contributions to Schlumberger Non-U.S. Profit Sharing Plans	$ 59,047
Perquisites:	
Child education expenses	$ 38,912
Relocation expenses—miscellaneous	$ 1,397
Medical coverage for child	$ 1,947
Total	$101,303

(15) The amount disclosed for Mr. Belani includes the following:

Item	
Unfunded credits to the Schlumberger Supplementary Benefit Plan	$ 16,542
Unfunded matching credits to the Schlumberger Restoration Savings Plan	$ 24,812
Contributions to Schlumberger Profit Sharing Plans	$ 4,900
Contributions to Schlumberger 401(k) Plan	$ 7,350
Perquisites:	
Relocation expenses—miscellaneous	$ 5,967
Child education expenses	$ 37,915
Cost of annual trip home	$ 19,501
Total	$116,987

(16) The amount disclosed for Mr. Sbiti includes the following:

Item	
Contributions to Schlumberger Non-U.S. Profit Sharing Plans	$110,000
Perquisites:	
Vacation payout due to transfer	$141,794
Total	$251,794

Grants of Plan-Based Awards for Fiscal Year 2010

The following Grants of Plan-Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to Schlumberger's named executive officers during the year ended December 31, 2010.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]			All Other Option Awards: Number of Securities Underlying Options (#)[(2)]	Exercise or Base Price of Option Awards ($/Sh)[(3)]	Closing Market Price on Grant Date ($/Sh)	Full Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
A. Gould	1/21/10	637,500	2,187,500	3,750,000	355,000	68.505	68.31	8,938,900
P. Kibsgaard	1/21/10	249,751	856,989	1,469,124	47,000	68.505	68.31	1,183,460
P. Kibsgaard	2/4/10				64,000	63.760	62.50	1,487,360
S. Ayat	1/21/10	229,500	787,500	1,350,000	95,000	68.505	68.31	2,392,100
S. Pai	1/21/10	152,390	522,909	896,415	47,000	68.505	68.31	1,124,710
S. Pai	2/4/10				68,000	63.760	62.50	1,542,920
S. Pai	10/21/10				83,334	64.225	64.31	1,824,181
A. Belani	1/21/10	138,633	475,702	815,489	59,000	68.505	68.31	1,485,620
C. Sbiti	1/21/10	328,352	1,126,697	1,931,481	118,000	68.505	68.31	2,823,740

(1) These columns show the possible payouts for each named executive officer for fiscal year 2010 based on goals set in January 2010. The possible payouts are performance-driven and completely at risk. The cash incentive amounts actually earned for 2010 and payable in 2011 are reflected in the "Non-Equity Incentive Plan" column of the Summary Compensation Table. For information regarding the annual cash incentive paid to Schlumberger's named executive officers with respect to 2010 performance, please read "Compensation Discussion and Analysis—Elements of Compensation—2010 Annual Incentive."

(2) The amounts disclosed in this column include option grants made pursuant to the following stock option plans:

Name	Schlumberger 2008 Stock Option Plan	Schlumberger 2010 Stock Incentive Plan
A. Gould	355,000	—
P. Kibsgaard	111,000	—
S. Ayat	95,000	—
S. Pai	115,000	83,334
A. Belani	59,000	—
C. Sbiti	118,000	—

(3) The exercise price is equal to the average of the high and low per share prices of Schlumberger common stock on the dates of grant, and may be paid in cash or by tendering shares of Schlumberger common stock. Applicable tax obligations may be paid in cash or by withholding of shares of Schlumberger common stock.

The stock options granted in January 2010, February 2010 and October 2010 vest in five equal annual installments, except for (i) options granted to employees in France, which are subject to four-year cliff vesting, and (ii) options granted to Mr. Gould in January 2010, which vest in three equal annual installments.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table provides information regarding unexercised stock options outstanding for each of our named executive officers as of December 31, 2010.

Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
A. Gould	1/18/2006	800,000	0	54.235	1/18/2016
	1/17/2007	240,000	160,000	58.455	1/17/2017
	1/17/2008	130,000	195,000	84.930	1/17/2018
	1/22/2009	136,000	544,000	37.845	1/22/2019
	1/21/2010	0	355,000	68.505	1/21/2020
P. Kibsgaard	1/18/2006	80,000	0	54.235	1/18/2016
	7/19/2006	24,000	6,000	63.545	7/19/2016
	1/17/2008	18,800	28,200	84.930	1/17/2018
	1/22/2009	20,000	80,000	37.845	1/22/2019
	4/23/2009	20,000	80,000	45.880	4/23/2019
	1/21/2010	0	47,000	68.505	1/21/2020
	2/4/2010	0	64,000	63.760	2/4/2020
S. Ayat	4/17/2002	60,000	0	27.873	4/17/2012
	1/15/2003	60,000	0	20.648	1/15/2013
	1/18/2006	60,000	0	54.235	1/18/2016
	1/17/2007	60,000	40,000	58.455	1/17/2017
	1/17/2008	24,000	36,000	84.930	1/17/2018
	1/22/2009	25,000	100,000	37.845	1/22/2019
	1/21/2010	0	95,000	68.505	1/21/2020
S. Pai	4/17/2002	160,000	0	27.873	4/17/2012
	1/18/2006	80,000	0	54.235	1/18/2016
	7/19/2006	24,000	6,000	63.545	7/19/2016
	1/17/2008	16,000	24,000	84.930	1/17/2018
	1/22/2009	17,000	68,000	37.845	1/22/2019
	4/23/2009	12,000	48,000	45.880	4/23/2019
	1/21/2010	0	47,000	68.505	1/21/2020
	2/4/2010	0	68,000	63.760	2/4/2020
	10/21/2010	0	83,334	64.225	10/21/2020
A. Belani	1/18/2006	100,000	0	54.235	1/18/2016
	1/17/2007	30,000	20,000	58.455	1/17/2017
	1/17/2008	24,000	36,000	84.930	1/17/2018
	1/22/2009	25,000	100,000	37.845	1/22/2019
	1/21/2010	0	59,000	68.505	1/21/2020
C. Sbiti	4/17/2002	100,000	0	27.873	4/17/2012
	1/15/2003	200,000	0	20.648	1/15/2013
	1/18/2006	260,000	0	54.235	1/18/2016
	1/17/2007	0	130,000	58.455	1/17/2017
	1/17/2008	0	120,000	84.930	1/17/2018
	1/22/2009	0	250,000	37.845	1/22/2019
	4/23/2009	0	125,000	45.880	4/23/2019
	1/21/2010	0	118,000	68.505	1/21/2020

(1) Options granted from July 2003 to January 2006 have four-year ratable vesting and stock price appreciation is capped at 125% of the exercise price on the date of grant. The grants listed above that were made before and after these dates have five-year ratable vesting and no profit cap, except for (i) options granted to employees in France, which have four-year cliff vesting, and (ii) options granted to Mr. Gould in January 2010, which vest in three equal annual installments.

Option Exercises and Stock Vested for Fiscal Year 2010

The following table sets forth certain information with respect to stock options exercised by the named executive officers during 2010.

	Option Awards	
Name	**Number of Shares Acquired on Exercise(#)**	**Value Realized on Exercise($)**
A. Gould	211,430	6,521,558
P. Kibsgaard	14,390	619,116
S. Ayat	65,000	1,566,205
S. Pai	120,000	4,027,620
A. Belani	—	—
C. Sbiti	360,000	13,953,060

Pension Benefits for Fiscal Year 2010

Schlumberger maintains the following pension plans for executive officers and other employees, which provide for lifetime pensions upon retirement, based on years of service:

- Schlumberger Limited Pension Plan ("SLB Pension Plan");
- Schlumberger Technology Corporation Pension Plan ("STC Pension Plan");
- Schlumberger Limited Supplementary Benefit Plan ("SLB Supplementary Plan");
- Schlumberger Technology Corporation Supplementary Benefit Plan ("STC Supplementary Plan");
- Schlumberger French Supplementary Pension Plan ("SLB French Supplementary Plan"); and
- Schlumberger International Staff Pension Plan ("SLB International Staff Pension Plan").

The following table and narrative disclosure set forth certain information with respect to pension benefits payable to the named executive officers.

Name	Plan Name	Number of Years of Credited Service (#)(1)	Present Value of Accumulated Benefits ($)(2)	Payments During Last Fiscal Year
A. Gould	SLB Pension Plan	13.50	666,650	—
	SLB Supplementary Plan	11.00	7,886,580	—
	SLB International Staff Pension Plan	13.00	1,701,237	—
P. Kibsgaard	SLB Pension Plan	2.75	41,716	—
	STC Pension Plan	5.00	114,467	—
	SLB Supplementary Plan	2.75	218,229	—
	STC Supplementary Plan	4.25	162,295	—
	SLB International Staff Pension Plan	3.20	120,764	—
S. Ayat	SLB Pension Plan	4.25	270,623	—
	STC Pension Plan	0.75	65,055	—
	SLB Supplementary Plan	4.25	1,082,932	—
	STC Supplementary Plan	0.50	4,706	—
	SLB French Supplementary Plan	0.75	143,822	—
	SLB International Staff Pension Plan	10.60	731,988	—
S. Pai	SLB Pension Plan	5.00	223,310	—
	STC Pension Plan	7.25	203,990	—
	SLB Supplementary Plan	5.00	937,956	—
	STC Supplementary Plan	3.75	290,946	—
	SLB French Supplementary Plan	1.25	380,368	—
	SLB International Staff Pension Plan	9.60	285,665	—
A. Belani	SLB Pension Plan	5.75	351,223	—
	STC Pension Plan	2.58	38,897	—
	SLB Supplementary Plan	5.75	856,290	—
	STC Supplementary Plan	2.58	94,957	—
	SLB International Staff Pension Plan	10.00	454,474	—
C. Sbiti	STC Pension Plan	0.92	66,800	—
	SLB French Supplementary Plan	4.13	2,417,621	—
	SLB International Staff Pension Plan	16.88	2,154,520	—

(1) The Company does not grant and does not expect to grant extra years of credited service to named executive officers under the pension plans. The number of years of credited service reflect each named executive officer's actual years of service as a participant in each plan.

(2) The present value of accumulated benefits is calculated using the 1994 Group Annuity Mortality Table and a discount rate of 5.50% at December 31, 2010. Retirement in each case is assumed to be the earlier of normal retirement age or December 31, 2010 if the named executive officer is employed after normal retirement age, or, as to Schlumberger's U.S. plans, the date that the sum of the named executive officer's age plus years of service has reached, or is expected to reach, age 85, but not before the named executive officer reaches age 55.

Tax-Qualified Pension Plans

Both the SLB Pension Plan and the STC Pension Plan are U.S. tax-qualified pension plans. These plans have substantially identical terms. Employees may participate in one or both of these plans in the course of their careers with Schlumberger, in which case they become entitled to a pension from each plan based upon the benefits accrued during the years of service related to each plan. These plans are funded through cash contributions made by the Company and its subsidiaries based on actuarial valuations and regulatory

requirements. Benefits under these plans are based on an employee's admissible compensation (generally base salary and cash incentive) for each year in which an employee participates in the plan, and the employee's length of service with Schlumberger. Since January 1, 1989, the benefit earned has been 1.5% of admissible compensation for service prior to the employee's completion of 15 years of active service and 2% of admissible compensation for service after completion of 15 years of active service. Normal retirement under these plans is at age 65, however, early retirement with a reduced benefit is possible at age 55 or as early as age 50 with 20 years of service. Additionally, under the "rule of 85," an employee or executive officer who terminates after age 55 and whose combined age and service is 85 or more, is eligible for retirement with an unreduced pension. Messrs. Gould and Sbiti are each eligible for retirement with an unreduced pension under the rule of 85. The benefits are usually paid as a life-time annuity.

In 2004, the above plans were amended to generally provide that employees hired on or after October 1, 2004 would not be eligible to participate. Newly-hired employees are eligible to participate in an enhanced defined contribution plan, which provides a Company contribution, depending on the employee's 401(k) contribution and the profitability of the Company in any year. None of the named executive officers were affected by this change.

Schlumberger Supplementary Benefit Plans—Nonqualified Pension

Both the SLB Supplementary Plan and the STC Supplementary Plan contain non-tax-qualified pension benefits. These plans have substantially identical terms and each plan provides an eligible employee with benefits equal to the benefits that the employee is unable to receive under the applicable qualified pension plan due to the U.S. Internal Revenue Code ("U.S. IRC") limits on (i) annual compensation that can be taken into account under qualified plans and (ii) annual benefits that can be provided under qualified plans. The retirement age under nonqualified pension plans is the same as under the tax-qualified pension plans. These benefits are subject to forfeiture if the employee leaves the Company before the age of 50, is terminated for cause or has violated a confidentiality arrangement involving the Company or its affiliates. Mr. Gould is eligible for retirement with an unreduced pension under the rule of 85. Nonqualified plan benefits are paid to an employee upon separation from service, provided the employee has attained the age of 55, or if earlier, the age of 50 with 20 years of service. Payment is made as a joint and survivor annuity, if married; otherwise, payment is made as a life only annuity. Payment to key employees is delayed six months following separation from service. These nonqualified plan benefits are payable in cash from the Company's general assets and are intended to qualify as "excess benefit plans" exempt from certain requirements of Title I of ERISA.

French Supplementary Pension Plan

Effective January 2006, the Company adopted the SLB French Supplementary Plan for exempt employees in France. The plan complements existing national plans and provides a pension beginning at age 60 when the employee retires from Schlumberger and is eligible for a French state pension. The benefit is equivalent to 1.5% of admissible compensation above the earnings cap for less than fifteen years service and 2% of admissible compensation (generally base salary and cash incentive) for more than fifteen years service. No employee contributions are required or permitted. The benefit is paid as a life-time annuity. If an eligible employee leaves the Company before age 60 or is otherwise not entitled to a French pension, then the employee would not receive a benefit under the plan. If the eligible employee is terminated before age 60, is not subsequently employed and is otherwise entitled to a French pension, then the employee would receive a benefit under the plan. The Company does not grant and does not expect to grant extra years of credited service under the tax-qualified pension plans to executive officers.

International Staff Pension Plan

Recognizing the need to maintain a high degree of mobility for certain of the Company's employees and that otherwise the employees would be unable to accumulate any meaningful pension because they are required to work in many different countries, the Company maintains the SLB International Staff Pension Plan

for such employees. All of the Company's named executive officers have either been in the SLB International Staff Plan at some time during their career prior to becoming an executive officer or are in the plan because of their current assignment. This plan provides for a lifetime annuity upon retirement based on a specified number of years of service. The plan is funded through cash contributions made by the Company or its subsidiaries along with mandatory contributions by employees.

Benefits under this plan are based on a participant's admissible compensation (generally, base salary, incentive and geographical coefficient) for each year in which the employee participates in the plan and the employee's length of service. The benefit earned from January 1, 1993 to January 31, 2009 is 2.4% of admissible compensation prior to completion of 15 years of service, and 3.2% of admissible compensation for each year of service after 15 years. Those employees who remained with Schlumberger beyond 20 years of service had the first 15 years of service upgraded to 3.2%. Benefits are payable upon normal retirement age, at or after age 55, or upon early retirement, at or after age 50 with 20 years of service.

Since January 1, 2010, the benefit earned has been equal to 3.5% of admissible compensation regardless of an employee's years of service. Benefits earned on or after this date are payable upon normal retirement age, at or after age 60, or upon early retirement, at or after age 55.

Nonqualified Deferred Compensation for Fiscal Year 2010

The following table and narrative disclosure set forth certain information with respect to nonqualified deferred compensation payable to the named executive officers.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
A. Gould	SLB Supplementary Plan	—	80,850	286,301	—	1,834,693
	SLB Restoration Plan	242,550	121,275	235,824	—	3,990,021
	International Staff Plan	—	—	247,794	—	1,942,133
P. Kibsgaard	SLB Supplementary Plan	—	22,106	34,324	—	182,912
	SLB Restoration Plan	—	—	2,906	—	80,311
	International Staff Plan	—	—	9,197	—	85,748
S. Ayat	SLB Supplementary Plan	—	23,825	35,078	—	171,395
	SLB Restoration Plan	71,475	35,738	32,769	—	319,784
	International Staff Plan	—	—	104,353	—	994,056
S. Pai	SLB Supplementary Plan	—	—	43,410	—	290,622
	SLB Restoration Plan	—	—	62,085	—	1,282,808
	International Staff Plan	—	59,047	26,908	—	309,939
A. Belani	SLB Supplementary Plan	—	16,542	30,800	—	163,279
	SLB Restoration Plan	124,062	24,812	37,010	—	609,896
	International Staff Plan	—	—	114,116	—	821,426
C. Sbiti	International Staff Plan	—	110,000	210,109	—	1,941,529

(1) The amounts reported in the "Executive Contributions in last FY" column represent elective contributions of a portion of a named executive officer's base salary to the Schlumberger Limited Restoration Savings Plan (which amounts are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table).

(2) The amounts reported in the "Company Contributions in last FY" column represent Schlumberger's contributions to each named executive officer's SLB Supplementary Plan, SLB Restoration Plan and International Staff Plan accounts (which amounts are also included in the "All Other Compensation" column of the Summary Compensation Table).

(3) The amounts reported in the "Aggregate Balance at Last FYE" column represent balances from the Schlumberger Limited Restoration Savings Plan, the SLB Supplementary Plan and the International Staff Plan and include various amounts previously reported in the Summary Compensation Table as Salary, Non-Equity Incentive Plan Compensation or All Other Compensation.

Schlumberger maintains the following nonqualified deferred compensation plans for its employees, including executive officers:

- SLB Supplementary Plan;
- STC Supplementary Plan;
- Schlumberger Limited Restoration Savings Plan (the "SLB Restoration Plan");
- Schlumberger Technology Corporation Restoration Savings Plan (the "STC Restoration Plan"); and
- Schlumberger International Staff Profit Sharing Plan (the "SLB International Staff Plan").

Except for the International Staff Plan, all nonqualified deferred compensation plan benefits are payable in cash from the Company's general assets. All of these nonqualified plans are intended to qualify as "supplementary plans" or "foreign plans" exempt from certain requirements of Title I of ERISA.

SLB Supplementary Benefit Plan—Non-Qualified Profit Sharing

The SLB Supplementary Plan provides certain non-qualified defined contribution benefits for eligible employees, including executive officers. Schlumberger Technology Corporation maintains a plan with substantially identical terms.

The SLB Supplementary Plan provides an eligible employee with discretionary Company profit sharing contributions that is not permissible under the applicable tax-qualified plan due to U.S. IRC limits on (1) annual compensation that can be taken into account under the qualified plan and (2) annual benefits that can be provided under the qualified plan. These nonqualified plan benefits are credited with earnings and losses as if they were invested in the qualified plan, with the same employee investment elections as the qualified plan. An employee forfeits all rights under the SLB Supplementary Plan if the employee is terminated for cause or has violated a confidentiality arrangement involving the Company or the Company's affiliates. These nonqualified plan benefits are paid in a lump-sum payment following the end of the year in which the employee terminates active service. If the employee dies before full payment of these benefits, the unpaid benefits are paid in a lump sum to the beneficiaries designated under the applicable qualified plan.

SLB Restoration Plan

The SLB Restoration Plan, a non-qualified deferred compensation plan, provides certain defined contribution benefits for eligible employees, including executive officers. Schlumberger Technology Corporation maintains a plan with substantially identical terms. The SLB Restoration Plan allows an eligible employee to defer compensation (and receive an associated employer match) that the employee cannot defer under the applicable tax-qualified plan because of U.S. IRC limits on the amount of compensation that can be taken into account.

An eligible employee may elect in advance to defer a percentage (from 1% to 15%) of his or her compensation (generally base salary and cash incentive) over the U.S. IRC compensation limits. The election cannot be changed during the year. The Company makes an annual matching contribution with respect to each employee's deferrals for a year, if the employee is still employed by the Company or an affiliate on the last day of the year. For employees who participate in a Schlumberger pension plan, the amount of the matching contribution is equal to one-half of the first 6% deferred by the employee in profitable years. For employees who do not participate in a Schlumberger pension plan, the matching contribution is 100% on the first 6% deferred by the employee. The Company does not make a matching contribution in non-profitable years. Employees' accounts are credited with interest, calculated to mirror the interest earnings of the Short-Term

Fixed Income Fund under the Schlumberger Master Profit Sharing Trust, which was 3.73% in 2010. Matching contributions and related interest vest based on the employee's years of service, as follows:

2 years	33⅓ vested
3 years	66⅔ vested
4 years	100% vested

An employee's account fully vests on his or her death, his or her 60th birthday or plan termination. An employee's vested account balance is paid in a single lump sum (subject to tax withholding) following the participant's death, qualifying disability, retirement or other qualifying termination of employment. However, an employee forfeits all benefits under the plan if a determination is made that the employee has engaged in certain dishonest acts or violated a confidentiality arrangement involving Schlumberger or its affiliates.

SLB International Staff Plan

Schlumberger maintains the SLB International Staff Plan, which provides for an annual employer contribution based on admissible compensation (generally base salary and cash incentive). Amounts allocated to the participants' accounts share in investment gains and/or losses of the trust fund and are generally distributed in a lump sum upon the satisfaction of certain conditions on termination of employment. Benefits earned under the SLB International Staff Plan shall be forfeited upon a determination by the SLB International Staff Plan's administrator that the employee's separation from service was due to or in circumstances of fraud or misconduct detrimental to the Company, an affiliate or any customer.

Potential Payments Upon Termination or Change in Control for Fiscal Year 2010

No Additional Payments Upon Termination or Change in Control

Schlumberger's executive officers generally receive the same benefits as other employees. As is the case with compensation, any differences are generally due to local (country-specific) requirements. In line with this practice, executive officers do not have employment agreements, "golden parachutes" or change in control agreements, except for employment agreements in connection with phased retirement.

Phased Retirement

The Company has a practice of phased retirement, which may be offered to executive officers (other than the CEO) approaching retirement, at the discretion of the Company. Please read "Compensation Discussion and Analysis—Benefits—Retirement Practices" for a more detailed discussion.

Stock Options

All salaried employees who receive stock options are subject to the same terms and conditions in the event of a termination or change in control, except for certain options assumed in connection with the acquisition of Smith (none of which are held by the named executive officers).

Termination of employment

This section summarizes the consequences under the Company's stock option plans and standard form of stock option award agreement in the event an option holder's employment terminates.

Reason for Termination of Employment	Vesting	Post-Employment Exercise Period
Voluntary termination or termination by the Company other than for cause	No additional vesting	Exercisable (to the extent exercisable at termination) at any time within three months after termination.
Termination by the Company for cause	None	Vested and unvested options forfeited immediately.
Disability	Full vesting	Exercisable at any time during the 60-month period after termination due to disability or during the remainder of the option period, whichever is shorter.*
Retirement (as defined in the applicable plan or award agreement)	No additional vesting	Exercisable (to the extent exercisable at termination) at any time during the 60-month period after termination due to retirement or during the remainder of the option period, whichever is shorter.
Death	Full vesting	Exercisable at any time during the 60-month period after termination due to death or during the remainder of the option period, whichever is shorter.

* In order to preserve U.S. preferential tax treatment, the additional 60-month exercise period following a termination due to disability is not applicable to incentive stock options granted prior to January 2008, and such awards are exercisable for only 3 months following termination of employment.

Notwithstanding the vesting and exercisability provisions described above, an option holder may forfeit his or her right to exercise stock options, and may have certain prior option exercises rescinded, if such holder engages in "detrimental activity" within one year after termination of employment (or five years after termination of employment in the event of retirement or disability).

If an optionee dies following termination of employment, but during the period in which the optionee would otherwise be able to exercise the option, then the person entitled under the option holder's will or by the applicable laws of descent and distribution will be entitled to exercise the option until the earlier of (i) 60 months following the date of the optionee's termination of employment or (ii) the expiration of the original term. Death following termination of employment will not result in any additional vesting, so that the option will be exercisable to the extent provided in the matrix above based on the circumstances of the optionee's termination of employment.

Change in Control

Pursuant to Schlumberger's stock options plans and standard form of stock option award agreement, in the event of any reorganization, merger or consolidation where Schlumberger is not the surviving corporation, or upon the liquidation or dissolution of Schlumberger, all outstanding stock option awards will, unless alternate provisions are made by Schlumberger in connection with the reorganization, merger or consolidation for the assumption of such awards, become fully exercisable and vested, and all holders will be permitted to exercise their options for 30 days prior to the cancellation of the awards as of the effective date of such event.

The following table sets forth the intrinsic value of the unvested stock options held by each named executive officer as of December 31, 2010 that would become vested upon the occurrence of any of the events described in the preceding paragraph. Due to the number of factors that affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different. Factors that could affect these amounts include the time during the year of any such event and the price of Schlumberger common stock.

Name	Amount ($)[(1)]
A. Gould	34,166,745
P. Kibsgaard	8,746,855
S. Ayat	6,991,825
S. Pai	8,686,378
A. Belani	5,951,105
C. Sbiti	21,141,510

(1) Calculated based on the difference between the closing price of Schlumberger common stock on December 31, 2010 ($83.50) and the exercise price of the stock option as of such date.

If Schlumberger merges or consolidates with another entity and is the surviving entity, then a holder of stock options granted pursuant to Schlumberger's stock options plans will be entitled to receive, upon exercise or vesting, in lieu of the number of shares with respect to which the award is exercisable or vested, the number and class of shares of stock or other securities that the holder would have been entitled to receive under the terms of such merger or consolidation if, immediately prior to such event, such holder had been the holder of record of the number of shares of Schlumberger common stock equal to the number of shares as to which such award is then exercisable or vested.

Retirement Plans

Schlumberger's pension plans and non-qualified deferred compensation plans include the same terms and conditions for all participating employees in the event of a termination or change in control. Other than the Schlumberger Restoration Savings Plan, none of Schlumberger's non-qualified plans provide for the accelerated payment of benefits upon a change in control. For more information on these plans, please read "Executive Compensation—Pension Benefits" and "—Nonqualified Deferred Compensation."

Retiree Medical

Subject to satisfying certain age, service and contribution requirements, all U.S. employees are eligible to participate in a retiree medical program. Generally, this program provides comprehensive medical, prescription drug and vision benefits for retirees and their dependents until attaining age 65, at which time Medicare becomes primary and the Schlumberger plan becomes secondary, paying eligible charges after Medicare has paid.

DIRECTOR COMPENSATION IN FISCAL YEAR 2010

Directors who are employees of Schlumberger do not receive compensation for serving on the Board or its committees. The following table provides information on Schlumberger's compensation for non-employee directors for 2010.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total[3] ($)
Philippe Camus	125,000	160,695	—	—	—	—	285,695
Peter L.S. Currie	87,525	160,695	—	—	—	—	248,220
Jamie S. Gorelick[4]	65,000	160,695	—	—	—	—	225,695
Tony Isaac	139,950	160,695	—	—	—	—	300,645
K.V. Kamath	90,000	160,695	—	—	—	—	250,695
N. Kudryavtsev	127,500	160,695	—	—	—	—	288,195
Adrian Lajous	130,000	160,695	—	—	—	15,368[7]	306,063
Michael Marks	127,500	160,695	—	—	—	—	288,195
Elizabeth Moler[5]	25,000	92,133	—	—	—	—	117,133
Leo Rafael Reif	120,000	160,695	—	—	—	—	280,695
Tore I. Sandvold	120,000	160,695	—	—	—	—	280,695
Henri Seydoux	120,000	160,695	—	—	—	—	280,695
Linda Stuntz[6]	32,500	—	—	—	—	—	32,500

(1) This column includes cash fees earned, without taking into account any election to defer receipt of such fees. Directors receive an annual cash retainer of $100,000 plus an additional annual fee of $10,000 for membership on each committee. The chair of each committee receives an additional annual fee of $20,000 in lieu of the additional annual fee of $10,000 for committee membership. The fees disclosed in this column are subject to adjustment in cases where a director has served less than one full year or has changed committee memberships or chairmanships. Ordinarily, the annual cash retainer is paid in cash, but directors can elect to have their retainer paid in stock or deferred under the Schlumberger 2004 Stock and Deferral Plan for Non-Employee Directors.

(2) This column includes the aggregate grant date fair value, computed in accordance with applicable accounting standards, of shares of Schlumberger common stock issued, without taking into account any election to defer receipt of such shares. Schlumberger's current practice is to grant each non-employee director shares of Schlumberger common stock each April. On April 30, 2010, Schlumberger granted each non-employee director (except Ms. Stuntz, who did not stand for re-election in 2010, and Ms. Moler, who was not yet a director) 2,250 shares of Schlumberger common stock. Except as provided in the next sentence, each amount set forth in the "Stock Awards" column in the Director Compensation table is equal to the number of shares of common stock issued, multiplied by $71.42, which was the closing price of Schlumberger's common stock on April 30, 2010, the date of grant. Ms. Moler was appointed to serve as a director in September 2010, and the amount set forth in the "Stock Awards" column is equal to 1,313, being the number of shares issued to Ms. Moler in 2010, multiplied by $70.17, which was the closing price of Schlumberger's common stock on November 1, 2010, the date of grant. Although Schlumberger's Directors Stock and Deferral Plan provides that annual stock awards to non-employee directors may be in the form of shares of common stock, shares of restricted common stock or restricted stock units, Schlumberger's practice has been to issue only shares of common stock to its non-employee directors. Schlumberger directors have never received restricted common stock or restricted stock units as director compensation.

A non-employee director may elect to defer the receipt of all or part of a stock award. For information on the number of shares of Schlumberger common stock deferred by our directors, please read the footnotes to the table under "Security Ownership by Management."

(3) Schlumberger reimburses non-management directors for travel and other business expenses incurred in the performance of their services for Schlumberger.

(4) Ms. Gorelick resigned from the Board effective June 3, 2010.

(5) Ms. Moler became a director in September 2010.

(6) Ms. Stuntz was a director for part of 2010. She did not stand for re-election at the Company's 2010 annual general meeting of stockholders.

(7) Represents amounts paid for spousal airfare and hotel accommodations in connection with a Board meeting. These amounts were paid in Euros. For purposes of this column, compensation has been determined using the exchange rate of 1 U.S. Dollar = 0.753 Euros, being the average exchange rate over 2010.

Director Stock Ownership Guidelines

The Board believes that ownership of Schlumberger stock by Board members aligns their interests with the interests of the Company's stockholders. Accordingly, the Board has established a guideline that each Board member must, within five years after joining the Board, own at least 10,000 shares or restricted stock units. As of December 31, 2010, each of our current directors was in compliance with these guidelines.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth the following information as of the end of December 31, 2010 for (1) all compensation plans previously approved by our stockholders and (2) all compensation plans not previously approved by our stockholders.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of such outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	39,721,715	$ 52.236	31,458,983
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	39,721,715	$ 52.236	31,458,983

Equity compensation plans approved by our stockholders include the Schlumberger 2010 Stock Incentive Plan; the Schlumberger 2008 Stock Incentive Plan; the Schlumberger 2005 Stock Incentive Plan, as amended; the Schlumberger 1994 Stock Option Plan, as amended; the Schlumberger 1998 Stock Option Plan, as amended; the Schlumberger 2001 Stock Option Plan, as amended; the Schlumberger Discounted Stock Purchase Plan, as amended and restated, and the Schlumberger 2004 Stock and Deferral Plan for Non-Employee Directors.

ITEM 4. ADOPTION OF AMENDMENT TO SCHLUMBERGER'S ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED COMMON SHARE CAPITAL

The Board of Directors has proposed for stockholder approval an amendment to Schlumberger's Articles of Incorporation to increase the number of authorized shares of common stock from 3,000,000,000 shares to 4,500,000,000 shares.

The proposed amendment was adopted, subject to stockholder approval, by the unanimous vote of the Board on January 20, 2011. Separate from the proposed amendment described in this Item 4, the Board also has proposed for stockholder approval other amendments to Schlumberger's Articles of Incorporation, as described in Item 5 below.

Last amended in 2006, Schlumberger's Articles of Incorporation currently authorize up to 3,000,000,000 shares of common stock for issuance. As of January 31, 2011:

- 1,434,212,164 shares of Schlumberger common stock were issued (including 73,218,263 shares of Schlumberger common stock held in treasury);
- 47,263,499 shares have been reserved for issuance upon the exercise of stock options and the vesting of restricted stock units granted by Schlumberger;
- 22,801,141 shares have been reserved for issuance under Schlumberger's equity incentive plans pursuant to options and restricted stock units that could be granted in the future;
- 7,672,101 shares have been reserved for issuance under Schlumberger's discount stock purchase plan; and
- 98,187 shares have been reserved for issuance under Schlumberger's Stock and Deferral Plan for Non-Employee Directors.

Schlumberger's Articles of Incorporation also authorize Schlumberger to issue 200,000,000 shares of preferred stock. There are no outstanding shares of preferred stock, and this amendment would not change the number of authorized shares of preferred stock.

Reasons for Increasing Schlumberger's Authorized Shares of Common Stock

The Board of Directors believes that it is advisable and in the best interests of Schlumberger's stockholders to have available additional authorized but unissued shares of common stock in order to maintain Schlumberger's flexibility to use capital stock for business and financing purposes in the future. The newly authorized shares of common stock will constitute additional shares of the existing class of common stock and, if and when issued, will have the same rights and privileges as the shares of common stock currently authorized. Schlumberger currently has no specific plans to issue the additional shares of common stock that would be authorized by this proposal. However, the additional shares would provide flexibility to use capital stock for business and financial purposes in the future. The additional shares may be used for various purposes, including:

- expanding Schlumberger's business through acquisitions and other strategic transactions;
- paying stock dividends or effecting stock splits;
- providing equity incentives to employees, officers and directors;
- raising capital; and
- other general corporate purposes.

Currently, only 1,487,952,908 shares of Schlumberger's common stock remain unissued and unreserved. If stockholders do not approve the proposed amendment to Schlumberger's Articles of Incorporation, Schlumberger may not be able to complete strategic transactions, effect stock splits, retain employees and pursue other business opportunities integral to its growth and success. Schlumberger's Board of Directors

believes that the proposed increase in authorized common stock will make sufficient shares available to maintain the flexibility necessary to pursue its strategic objectives.

Over the past several years, flexibility has allowed Schlumberger to pursue important acquisitions and other business opportunities. Most recently, in 2010, Schlumberger financed the acquisition of Smith entirely with shares of Schlumberger common stock. In connection with this acquisition, Schlumberger issued approximately 176 million shares of common stock, representing approximately 12.9% of Schlumberger's outstanding common stock at the time after giving effect to the issuance. Schlumberger also reserved for issuance 0.7 million shares of common stock in connection with the exercise or conversion of Smith's outstanding equity awards, which became exercisable for or convertible into Schlumberger common stock pursuant to the merger. Additionally, in 2006, in order to increase the liquidity and marketability of Schlumberger's common stock, Schlumberger declared a 2-for-1 stock split, in which each stockholder of record as of the close of business on March 1, 2006, received one additional share of Schlumberger's common stock and the number of shares of Schlumberger common stock held in treasury doubled. Unless Schlumberger's stockholders approve the proposed amendment to its Articles of Incorporation, Schlumberger may not have sufficient unissued and unreserved authorized shares to engage in similar transactions in the future.

Like the currently authorized but unissued shares of Schlumberger's common stock, the additional shares of common stock authorized by this proposal would be available for issuance without further action by Schlumberger's stockholders, unless further action is required by law, the rules of the New York Stock Exchange or any other stock exchange on which Schlumberger's common stock may be listed. The authorization of additional shares of Schlumberger's common stock will enable Schlumberger, as the need may arise, to take advantage of market conditions and favorable opportunities without the delay and expense associated with the holding of a special meeting of Schlumberger's stockholders.

Effects of Increasing Schlumberger's Authorized Common Stock

This proposal to increase the authorized number of shares of common stock has been prompted by business and financial considerations. While this proposal is not intended by management or the Board of Directors to prevent or discourage any actual or threatened takeover of Schlumberger, under certain circumstances, it could have an anti-takeover effect. For example, in the event of a hostile attempt to acquire control of Schlumberger, it may be possible for the company to endeavor to impede the attempt by issuing shares of common stock, thereby diluting the voting power of the other outstanding shares and increasing the potential cost to acquire control of the company. The proposed amendment may also have the effect of permitting Schlumberger's current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of the company's business. Any such additional shares could be issued in private placements and without stockholder approval or further action by Schlumberger's stockholders, subject to applicable law or rules. Accordingly, if the proposal is adopted, the increase in the number of authorized shares of common stock may render more difficult or discourage a merger, tender offer or proxy contest (and thereby potentially limit the opportunity for Schlumberger's stockholder to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal), the assumption of control by a holder of a large block of Schlumberger's common stock, or the replacement or removal of management or the Board of Directors. Any such anti-takeover effect may be beneficial to management and the Board of Directors and could have an adverse impact on stockholders.

The Board currently is not aware of any specific third-party effort to accumulate shares of common stock or to obtain control of Schlumberger by means of a merger, tender offer or solicitation in opposition to management or the Board. Moreover, Schlumberger currently has no plans to issue newly authorized shares of common stock to discourage third parties from attempting to take over Schlumberger. Although the Board is motivated by business and financial considerations in proposing the increase in the number of authorized shares of common stock, stockholders nevertheless should be aware that any issuance of newly authorized shares of common stock, regardless of the intent, could have an anti-takeover effect. In addition, because

stockholders do not have preemptive rights with respect to Schlumberger's common stock, to the extent that additional authorized shares are issued in the future, they may decrease existing stockholders' percentage equity ownership, and depending on the price at which they are issued, be dilutive to existing stockholders.

Resolutions Adopting the Proposed Amendment

The following resolutions, which will be presented to the Annual General Meeting of Stockholders, will adopt the proposed amendment to Schlumberger's Articles of Incorporation to increase its authorized shares of common stock:

> RESOLVED, Section 4.1 of Article 4 of Schlumberger's Articles of Incorporation is hereby amended and restated to read in its entirety as follows:
>
> > The nominal capital of the Company (nominal capital being defined in the law and in these Articles of Incorporation as the sum of the par values of all of the issued and outstanding shares in the Company's capital stock at any time) shall not exceed FORTY-SEVEN MILLION UNITED STATES DOLLARS (US$47,000,000, divided into (a) four billion five-hundred million (4,500,000,000) shares of common stock of the par value of One United States Cent (US$0.01) per share (the "Authorized Common Share Capital") and (b) two hundred million (200,000,000) shares of preferred stock of the par value of One United States Cent (US$0.01) per share, which may be issued in different series (the "Authorized Preferred Share Capital" and, together with the Authorized Common Share Capital, the "Authorized Capital"). Shares of common stock may be referred to as "common shares" and shares of preferred stock may be referred to as "preferred shares". The common shares and the preferred shares, if any, may sometimes be referred to herein as the "shares". Holders of common shares and preferred shares may sometimes be referred to as the "stockholders".
>
> RESOLVED, that each lawyer of STvB Advocaten (Curaçao) N.V., Curaçao counsel to Schlumberger, is authorized to execute and file in Curaçao the notarial deed of amendment effectuating such amendment.

Required Vote

The affirmative vote of the holders of a majority of Schlumberger's shares outstanding and entitled to vote at the Annual General Meeting of Stockholders is required for the adoption of the foregoing resolutions. *Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.*

Effectiveness of Amendment

If stockholders approve the proposed amendment, it will become effective when the notarial deed is executed, which Schlumberger anticipates having executed as soon as practicable following stockholder approval.

Recommendation of the Board

The Board of Directors Recommends a Vote FOR Item 4.

ITEM 5. ADOPTION OF AMENDMENTS TO SCHLUMBERGER'S ARTICLES OF INCORPORATION TO CLARIFY THE VOTING STANDARD IN CONTESTED DIRECTOR ELECTIONS AND TO MAKE CERTAIN OTHER CHANGES

In addition to the proposed amendment to increase the authorized common stock described in Item 4 above, the Board of Directors has proposed for stockholder approval amendments to Schlumberger's Articles of Incorporation to clarify that in contested elections directors will be elected by a plurality vote and to make other technical changes to reflect the constitutional restructuring and dissolution of the Netherlands Antilles that occurred in October 2010.

The proposed amendments were adopted, subject to stockholder approval, by the unanimous vote of the Board on January 20, 2011.

The proposed amendments would:

- clarify that in a contested election directors will be elected by a plurality vote, and
- make other technical changes to reflect the constitutional restructuring and dissolution of the Netherlands Antilles.

Currently, as provided in the Articles of Incorporation, Schlumberger directors are elected by a majority of votes cast, regardless of whether the election is contested or uncontested. The Board of Directors believes that it is advisable and in the best interests of Schlumberger's stockholders for a plurality voting standard to apply in contested elections. If a majority voting standard is used in a contested election, fewer candidates or more candidates could be elected to the Board than the number of Board seats. Because our majority voting standard only compares the number of "for" votes with the number of "against" votes for each director nominee without regard to voting for other candidates, it does not ensure that all Board seats are filled when there are more candidates than available Board seats. In addition, a majority voting standard in contested elections could be viewed as favoring incumbents because if majority voting applies in a contested election and all the nominees fail to receive a majority vote, then no directors are elected and the incumbents continue to serve as "hold over" directors. In contrast, under a plurality voting standard the number of available Board seats will be filled by those nominees receiving the greatest number of "for" votes. Accordingly, the proposed amendments would clarify that plurality voting applies in contested elections to avoid such results.

The other proposed amendments to the Articles of Incorporation are technical changes to reflect the constitutional restructuring and dissolution of the Netherlands Antilles. Prior to October 10, 2010, the Netherlands Antilles, together with Aruba and the Netherlands, formed the Kingdom of the Netherlands, with Curaçao being an island territory of the Netherlands Antilles. Under a constitutional restructuring of the Kingdom of the Netherlands agreed upon among the Netherlands Antilles, Aruba and the Netherlands, the Netherlands Antilles was dissolved effective October 10, 2010. Also effective October 10, 2010, Curaçao became an individual constitutional entity within the Kingdom of the Netherlands, having its own government and laws. As a result of the constitutional restructuring and the dissolution of the Netherlands Antilles, Netherlands Antilles law ceased to exist and Schlumberger became a Curaçao legal entity subject to Curaçao law. In connection with this restructuring, stockholders are being asked to approve amendments to the Articles of Incorporation to replace all references to "Netherlands Antilles" to instead refer to "Curaçao" and to make other technical changes. The amendments described in this Item 5 as well as the amendments described above in Item 4 to increase Schlumberger's authorized common stock are set forth in Appendix A to this proxy statement.

Resolutions Adopting the Proposed Amendments

The following resolutions, which will be presented to the Annual General Meeting of Stockholders, will adopt the proposed amendments to Schlumberger's Articles of Incorporation to clarify that in a contested

election directors will be elected by a plurality vote and to make other technical changes to reflect the constitutional restructuring and dissolution of the Netherlands Antilles:

RESOLVED, Section 8.3 of Article 8 of Schlumberger's Articles of Incorporation is hereby amended and restated to read in its entirety as follows:

> The directors shall be elected at a general meeting of stockholders by a majority of votes cast, in person or by proxy, by the stockholders entitled to vote; provided, that if as of a date that is five (5) business days in advance of the date the Company files its definitive proxy statement (regardless of whether thereafter revised or supplemented) with the United States Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, a number of directors not exceeding the authorized number of directors as fixed in accordance with these Articles of Incorporation, shall be elected by a plurality of the voting power of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 8.3, a majority of the votes cast means that the number of votes cast "for" a director must exceed the number of votes cast "against" that director. The Board of Directors shall be authorized to appoint directors to fill any vacancies on the Board of Directors, any such appointment to be effective until the next general meeting of stockholders. The number of persons constituting the whole Board of Directors shall be not less than five (5) nor more than twenty-four (24), as fixed and elected by the general meeting of stockholders. The number of persons constituting the whole Board of Directors shall, until changed at any succeeding general meeting of stockholders, be the number so fixed and elected. Directors may be suspended or dismissed at any general meeting of stockholders. A suspension as referred to in this Article automatically terminates if the person concerned has not been dismissed within two (2) months after the day of suspension. At any general meeting of stockholders at which action is taken to increase the number of the whole Board of Directors or to suspend or dismiss a director, or at any subsequent general meeting, the stockholders may fill any vacancy or vacancies created by such action.

RESOLVED, that the amendments to the Articles of Incorporation of Schlumberger to reflect the constitutional restructuring and dissolution of the Netherlands Antilles be, and they hereby are, adopted to read in their entirety as set forth in Appendix A to Schlumberger's Proxy Statement dated March 1, 2011 and in the form presented to this meeting.

RESOLVED, that each lawyer of STvB Advocaten (Curaçao) N.V., Curaçao counsel to Schlumberger, is authorized to execute and file in Curaçao the notarial deed of amendment effectuating such amendments.

Required Vote

The affirmative vote of the holders of a majority of Schlumberger's shares outstanding and entitled to vote at the Annual General Meeting of Stockholders is required for the adoption of the foregoing resolutions. *Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal.*

Effectiveness of Amendments

If stockholders approve the proposed amendments, they will become effective when the notarial deed is executed, which Schlumberger anticipates having executed as soon as practicable following stockholder approval.

Recommendation of the Board

The Board of Directors Recommends a Vote FOR Item 5.

ITEM 6. FINANCIAL STATEMENTS

Upon completion of the audit procedures to be performed by PricewaterhouseCoopers LLP, the following are submitted to the Company's stockholders pursuant to Schlumberger's Articles of Incorporation:

- the Company's Consolidated Balance Sheet as at December 31, 2010,
- its Consolidated Statement of Income for the year ended December 31, 2010, as audited by PricewaterhouseCoopers LLP, and
- the amount of dividends declared by the Board of Directors during 2010.

Required Vote

A majority of the votes cast is required for the approval of the financial results as set forth in the financial statements and of the declaration of dividends by the Board of Directors as reflected in the Company's 2010 Annual Report to Stockholders. *Brokers do have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will vote on this proposal in its discretion.*

Recommendation of the Board

The Board of Directors Recommends a Vote FOR Item 6.

ITEM 7. APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP has been selected by the Board of Directors as the independent registered public accounting firm to audit the annual financial statements of the Company for the year 2011. We are asking stockholders to approve the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm. If the selection is not approved, the Board will consider whether it is appropriate to select another independent registered public accounting firm.

A representative of PricewaterhouseCoopers LLP is expected to attend the 2011 annual general meeting of stockholders, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Fees Paid to PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP has billed the Company and its subsidiaries the fees set forth in the table below for:

- the audit of the Company's 2010 and 2009 annual financial statements and reviews of quarterly financial statements and other audit services, and
- the other services described below that were billed in 2010 and 2009.

	Year Ended December 31,	
	2010	**2009**
	(in thousands)	
Audit Fees[(1)]	$ 11,790	$ 11,796
Audit-Related Fees[(2)]	$ 1,775	$ 962
Tax Fees[(3)]	$ 1,884	$ 1,134
All Other Fees	$ 0	$ 0
Total	$ 15,449	$ 13,892

(1) Includes fees for statutory audits.

(2) Consists of fees for employee benefit plan audits and other audit-related items.

(3) Consists primarily of fees for tax compliance and fees for tax advice and other permitted tax services.

The Audit Committee considers the provision of services by PricewaterhouseCoopers LLP not related to the audit of the Company's annual financial statements and the review of the Company's interim financial statements when evaluating PricewaterhouseCoopers LLP's independence.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee pre-approves all services provided to the Company and its subsidiaries by Schlumberger's independent registered public accounting firm. The Audit Committee has adopted a schedule for annual approval of the audit and related audit plan, as well as approval of other anticipated audit related services; anticipated tax compliance, tax planning and tax advisory services; and other anticipated services. In addition, the Audit Committee (or an authorized committee member acting under delegated authority of the committee) will consider any proposed services not approved as part of this annual process. During 2010, no matters were taken on without pre-approval under the *de minimis* provisions of the Sarbanes-Oxley Act.

Required Vote

A majority of the votes cast is required to approve the appointment of PricewaterhouseCoopers LLP. *Brokers do have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will vote on this proposal in its discretion.*

Recommendation of the Board

The Board of Directors Recommends a Vote FOR Item 7.

AUDIT COMMITTEE REPORT

During 2010, the Audit Committee periodically reviewed and discussed the Company's financial statements with Company management and the independent registered public accounting firm, PricewaterhouseCoopers LLP, including matters raised by the independent registered public accounting firm pursuant to applicable Public Company Accounting Oversight Board requirements. The Audit Committee discussed with the Company's management and independent registered public accounting firm the review of the Company's reporting and internal controls undertaken in connection with certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002 in certain of the Company's filings with the SEC. The Audit Committee reviewed and discussed such other matters as it deemed appropriate, including the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the other provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed to be adopted by the SEC and the NYSE.

The Company's independent registered public accounting firm provided the Audit Committee with written disclosures required by Public Company Oversight Board Rule 3526 (Communication with Audit Committees Concerning Independence) and Public Company Oversight Board Rule 3524 (Audit Committee Pre-approval of Tax Services), and the Committee discussed PricewaterhouseCoopers LLP's independence with them.

Based on the foregoing review and discussion, and relying on the representation of Company management and the independent registered public accounting firm's report to the Audit Committee, the Audit Committee recommended that the Board include the financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE OF THE SCHLUMBERGER BOARD OF DIRECTORS

Philippe Camus
Peter L.S. Currie, Chair
Tony Isaac
K. Vaman Kamath
Nikolay Kudryavtsev
Adrian Lajous

STOCK OWNERSHIP INFORMATION

Security Ownership by Certain Beneficial Owners

The following table sets forth information as of December 31, 2010 with respect to persons known by the Company to be the beneficial owners of 5% or more of the Company's common stock. This information is reported by such persons in their Schedule 13G filings with the SEC. For each entity included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such entity by the 1,360,993,901 shares of common stock outstanding on January 31, 2011.

	Beneficial Ownership of Common Stock	
Name and Address	Number of Shares	Percentage of Class
BlackRock Inc.[(1)] 40 East 52nd Street New York, NY 10022	75,876,249	5.6%

(1) Based on a Statement on Schedule 13G/A filed on February 8, 2011. Such filing indicates that BlackRock Inc. has sole voting power and sole investment power with respect to 75,876,249 shares.

Security Ownership by Management

The following table sets forth information known to Schlumberger with respect to beneficial ownership of Schlumberger common stock as of January 31, 2011 by (i) each director and nominee, (ii) each of the named executive officers, and (iii) all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table, to Schlumberger's knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Schlumberger common stock beneficially owned. The number of shares beneficially owned by each person or group as of January 31, 2011 includes shares of common stock that such person or group had the right to acquire on or within 60 days after January 31, 2011, including, but not limited to, upon the exercise of options to purchase common stock or the vesting of restricted stock units. References to options in the footnotes of the table below include only options to purchase shares outstanding as of January 31, 2011 that were exercisable on or within 60 days after January 31, 2011, and references to restricted stock units in the footnotes to the table below include only restricted stock units outstanding as of January 31, 201 that would vest and could settle on or within 60 days after January 31, 2011. For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 1,360,993,901 shares of common stock outstanding on January 31, 2011 plus the number of shares of common stock that such person or group had the right to acquire on or within 60 days after January 31, 2011.

As of January 31, 2011, no director, nominee or named executive officer owned more than 1% of the outstanding shares of the Company's common stock. All directors and executive officers as a group owned less than 1% of the outstanding shares of common stock of the Company at January 31, 2011.

Name	Shares
Simon Ayat	497,011(1)
Ashok Belani	258,800(2)
Philippe Camus	9,250(3)
Peter L.S. Currie	7,250
Andrew Gould	3,873,491(4)
Tony Isaac	16,500(5)
K. Vaman Kamath	2,250
Paal Kibsgaard	230,081(6)
Nikolay Kudryavtsev	8,500
Adrian Lajous	16,482(7)
Michael E. Marks	25,550(8)
Elizabeth A. Moler	1,313
Lubna S. Olayan	0
Satish Pai	455,246(9)
Leo Rafael Reif	8,500
Tore I. Sandvold	20,500
Chakib Sbiti	769,233(10)
Henri Seydoux	4,500
All directors and executive officers as a group (27 persons)	7,243,170(11)

(1) Includes options to purchase 365,000 shares.

(2) Includes options to purchase 237,800 shares.

(3) Excludes 2,250 shares the receipt of which Mr. Camus has deferred under Schlumberger's 2004 Stock and Deferral Plan for Non-Employee Directors.

(4) Includes (i) options to purchase 1,705,033 shares and (ii) 428,908 pledged shares.

(5) Excludes 5,000 shares the receipt of which Mr. Isaac has deferred under Schlumberger's 2004 Stock and Deferral Plan for Non-Employee Directors.

(6) Includes options to purchase 214,400 shares. Effective February 8, 2010, Mr. Kibsgaard became Chief Operating Officer of Schlumberger Limited.

(7) Held through a limited liability company in which Mr. Lajous has an indirect interest. Excludes 10,250 shares the receipt of which Mr. Lajous has deferred under Schlumberger's 2004 Stock and Deferral Plan for Non-Employee Directors. Includes 16,482 pledged shares.

(8) Includes 17,550 shares held by a limited liability company controlled by Mr. Marks and 10,000 shares held in the name of a trust for the benefit of Mr. Marks and his spouse. Excludes 2,000 shares the receipt of which Mr. Marks has deferred under Schlumberger's 2004 Stock and Deferral Plan for Non-Employee Directors.

(9) Includes options to purchase 334,000 shares. Also includes 14,281 shares held by children of Mr. Pai.

(10) Includes options to purchase 390,000 shares. Effective February 8, 2010, Mr. Sbiti became Senior Executive Advisor to the CEO and relinquished his role as Executive Vice President, OFS.

(11) Includes options to purchase 4,061,367 shares, and excludes 19,500 shares the receipt of which directors have deferred under Schlumberger's 2004 Stock and Deferral Plan for Non-Employee Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors, among others, to file an initial report of ownership of Schlumberger common stock on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. The Company believes, based solely on a review of the copies of such forms in our possession and on written representations from reporting persons, that with respect to the fiscal year ended December 31, 2010, all of its executive officers and directors filed on a timely basis the reports required to be filed under Section 16(a) of the Exchange Act, except for a late Form 4 that was filed on January 10, 2011 on behalf of Elizabeth Moler to report the issuance of Schlumberger common stock in connection with her appointment as a director.

OTHER INFORMATION

Stockholder Proposals for 2012 Annual General Meeting

In order for a stockholder proposal to be considered for inclusion in the proxy statement for the 2012 annual general meeting of stockholders, written proposals must be received by the Secretary of the Company, 5599 San Felipe, 17th Floor, Houston, Texas 77056, no later than November 2, 2011.

Pursuant to the rules under the Exchange Act, the Company may use discretionary authority to vote with respect to stockholder proposals presented in person at the 2012 annual general meeting of stockholders if the stockholder making the proposal has not given notice to the Company by January 16, 2012.

Other Matters

Stockholders may obtain a copy of Schlumberger's most recent Form 10-K filed with the SEC without charge by writing to the Secretary of the Company at 5599 San Felipe, 17th Floor, Houston, Texas 77056.

The Company will pay the cost of furnishing proxy material to all stockholders and of soliciting proxies by mail and telephone. D. F. King & Co., Inc. has been retained by the Company to assist in the solicitation of proxies for a fee estimated at $13,500 plus reasonable expenses. Directors, officers and employees of the Company may also solicit proxies for no additional compensation. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding the solicitation material to beneficial owners.

The Board of Directors knows of no other matter to be presented at the meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Please sign, date, and return the accompanying proxy in the enclosed envelope at your earliest convenience.

By order of the Board of Directors,



Alexander C. Juden
Secretary

Houston, Texas
March 1, 2011

Appendix A

[As proposed to be amended April 6, 2011. Deletions are marked as stricken text and additions are marked with an underline.]

ARTICLES OF INCORPORATION OF THE CORPORATION WITH LIMITED LIABILITY

SCHLUMBERGER N.V.

NAME AND DOMICILE

Article 1

1.1. The name of the Company is: SCHLUMBERGER N.V.

1.2. Abroad and in transactions with foreign entities, persons or organizations, the name SCHLUMBERGER LIMITED may be used.

1.3. The Company~~ is incorporated in the Netherlands Antilles and~~ has its corporate seat in Curaçao.

1.4. The Board of Directors has the authority to move the corporate seat of the Company to, or to convert the Company into a legal entity under the laws of, another jurisdiction, as, when, and in the manner permitted by ~~the laws of the Netherlands Antilles~~Curacao law. In particular, the Company may change its place of domicile in accordance with the ~~Netherlands Antilles~~Curacao Ordinance on Transfer of Domicile to Third Countries pursuant to a resolution of the Board of Directors.

OBJECTS

Article 2

2.1. The objects of the Company are:

(a) to design, develop, produce and supply technology, services, products and systems and to, throughout the world, engage in any business or activity related thereto;

(b) to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;

(c) to invest its assets in securities, including shares and other certificates of participation and bonds, debentures or notes, as well as other claims for interest bearing or non-interest bearing debts, however denominated, and in certificates, receipts, options, warrants or other instruments representing rights to receive, purchase or subscribe for securities or evidencing or representing any other rights or interest therein in any and all forms, as well as derivatives and commodities;

(d) to borrow money and to issue evidences of indebtedness therefor, as well as to lend money;

(e) to undertake, conduct, assist, promote or engage in any scientific, technical or business research and development;

(f) to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations, companies, undertakings, entities, trusts, other arrangements or persons; to subscribe for any such corporation, organization, company, undertaking, entity, trust, other arrangement or person; and to dissolve, liquidate, wind up, reorganize, merge or consolidate any such corporation, organization, company, undertaking, entity, trust, other arrangement or person;

(g) to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for

the use of industrial, commercial or scientific equipment, and from compensation or other consideration received for technical assistance or services;

(h) to establish, participate in and manage limited liability and other corporations, organizations, companies, undertakings, entities, trusts, other arrangements or persons of every kind or nature whatsoever, and to engage in industry and trade;

(i) to guarantee or otherwise secure, and to transfer ownership, to mortgage, to pledge or otherwise to encumber assets as security for, and otherwise take action to support, the obligations of the Company and the obligations of other corporations, organizations, companies, undertakings entities, trusts, other arrangements or persons, with or without consideration;

(j) to place in trust all or any of its properties, including securities.

2.2. The Company is entitled to do all that in any way may be useful or necessary for the attainment of the above objects or that is connected therewith in the widest sense.

DURATION

Article 3

The Company shall have perpetual existence.

CAPITAL AND SHARES

Article 4

4.1. The nominal capital of the Company (nominal capital being defined in the law and in these Articles of Incorporation as the sum of the par values of all of the issued and outstanding shares in the Company's capital stock at any time) shall not exceed ~~THIRTY-TWO~~FORTY-SEVEN MILLION UNITED STATES DOLLARS (US$~~32,000,000~~47,000,000), divided into (a) ~~three~~four billion ~~(3,000,000,000~~five-hundred million (4,500,000,000) shares of common stock of the par value of One United States Cent (US$0.01) per share (the "Authorized Common Share Capital") and (b) two hundred million (200,000,000) shares of preferred stock of the par value of One United States Cent (US$0.01) per share, which may be issued in different series (the "Authorized Preferred Share Capital" and, together with the Authorized Common Share Capital, the "Authorized Capital"). Shares of common stock may be referred to as "common shares" and shares of preferred stock may be referred to as "preferred shares". The common shares and the preferred shares, if any, may sometimes be referred to herein as the "shares". Holders of common shares and preferred shares may sometimes be referred to as the "stockholders".

4.2. The actual issue of shares shall be effected by way of written instrument signed by the Company and the acquirer or as otherwise permitted by applicable law. The Company cannot issue shares to itself.

4.3. Subject to the provisions of paragraph 1 of this Article, common shares, options to purchase or subscribe for common shares and warrants or rights to subscribe for common shares, shall be issued at such times, under such conditions and for such consideration, not less than the par value per share in the case of the issuance of such share, as may be determined from time to time by the Board of Directors.

4.4. With respect to the issuance of shares, options, warrants or rights to purchase or subscribe for shares, the Board of Directors may enter into and conclude agreements without necessity of any action by the general meeting of stockholders:

a. imposing special obligations upon the Company in connection with the purchase of or subscription for shares;

b. concerning the issue of shares on a basis other than that on which participation in the Company is open to the public; or

c. providing for the payment for shares by means other than by legal tender of ~~the Netherlands Antilles~~Curacao.

4.5. Subject to the provisions of paragraphs 1 and 6 of this Article, preferred shares may be issued from time to time in one or more series on such terms and conditions as may be determined by the Board of Directors by the affirmative vote of at least three-fourths of the members of the Board of Directors, after considering the interests of the holders of common shares, for consideration not less than the par value thereof and not less than fair value taking into account the terms and conditions for the issuance thereof and the relative voting, dividend and liquidation rights of such preferred shares.

4.6. Prior to the issuance of any series of preferred shares, the Board of Directors shall specify:

a. the distinctive designation of such series and the number of preferred shares to constitute such series;

b. the annual dividend rate with respect to shares of such series, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure determined by the Board of Directors prior to issuance, subject, in all cases, to the following limitations:

(1) the annual dividend rate shall not exceed the greater of (A) twenty percent (20%) or (B) one hundred and twenty percent (120%) of the Standard & Poor's Weekly Preferred Stock Yield Index or, in the event the Standard & Poor's Weekly Preferred Stock Yield Index is no longer published, any substantially equivalent preferred stock index, most recently published before the date of issuance or the relevant dividend adjustment date; and

(2) the annual dividend rate shall not be less than the smaller of (A) six percent (6%) or (B) eighty percent (80%) of the Standard & Poor's Weekly Preferred Stock Yield Index or, in the event the Standard & Poor's Weekly Preferred Stock Yield Index is no longer published, any substantially equivalent preferred stock index, most recently published before the date of issuance or the relevant dividend adjustment date;

c. whether such dividends shall be payable annually or in installments;

d. the rights, if any, of the holders of shares of such series to convert shares of such series for shares of any other series of preferred shares or for common shares, provided that shares of any series shall not be convertible into shares of any series senior thereto;

e. the rights, if any, of the Company to redeem shares of such series (in which case the directors shall specify the date on or after which the shares of such series may be called for redemption by the Company and the consideration to be paid therefor, or the manner by which such consideration shall be calculated) and the rights, if any, of holders of such shares to require the Company to purchase such shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase; and

f. any other terms and conditions of such series which are not inconsistent with these Articles of Incorporation or ~~Netherlands Antilles~~Curacao law.

4.7. Certificates for preferred shares may be issued bearing a legend describing the terms and conditions thereof specified by the Board of Directors.

4.8. Preferred shares of all series shall rank prior to the common shares with respect to dividend and liquidation preferences as determined by the Board of Directors at the time of issuance of any series of preferred shares. Any series of preferred shares may be ranked by the Board of Directors as to dividend and liquidation preferences, provided that no series issued after any other series shall rank prior to such other series as to such preferences. Any such series may be ranked pari passu with any one or more other series as the Board of Directors may so determine.

4.9. Upon liquidation of the Company, the holders of any series of preferred shares shall be entitled to receive, before any distribution is made to the holders of any other series of preferred shares ranking junior to such series as to liquidation preference, and before any distribution to the holders of common shares, the amount of the liquidation preference of such shares which shall not exceed the sum of:

(1) the amount paid for such preferred shares on issuance, plus

(2) all accumulated and unpaid dividends on such preferred shares to the date fixed for distribution.

Article 5

No holder of shares of the Company shall in that capacity have any preferential or preemptive right to purchase or subscribe for any shares or any options, warrants or rights to purchase shares or any securities convertible into or exchangeable for shares which the Company may issue or sell, except those rights of conversion, if any, of preferred shares specified in or determined in accordance with Article 4 and any contract rights granted by the Company.

Article 6

6.1. The Company may, for its own account and for valuable consideration, from time to time acquire fully paid shares of its stock, on such terms and conditions as the Board of Directors may determine, provided that at least one (1) common share remains outstanding with others than the Company and provided further that to the extent required by applicable law (x) the equity (as referred to in article 2:114.2 in conjunction with articles 2:118.7 and 2:118.5 of the ~~Netherlands Antilles~~Curacao Civil Code ("~~NACC~~CC")) of the Company at the time of acquisition at least equals the nominal capital and (y) as a result of the acquisition, the equity will not fall below the nominal capital. The authority to make any such acquisition is vested in the Board of Directors. Any shares so acquired may be canceled by the Board of Directors without the prior approval of the general meeting of stockholders.

6.2. The Company shall not acquire any voting rights by reason of ownership of shares of its stock and, in connection with any general meeting of stockholders, shares owned by the Company shall not be counted as outstanding, or as present or represented, for the purpose of determining a quorum or for any other purpose, other than determining the nominal capital.

6.3. Shares of its stock owned by the Company may be sold at such times, under such conditions and for such consideration as may be determined from time to time by the Board of Directors.

Article 7

7.1. The shares shall be in registered form.

7.2. Share certificates for common shares may be issued at the request of the stockholder.

7.3. The shares shall be entered into a register, which, provided a printed record can be produced therefrom, may be in computerized form (the "Register") which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors (the "Registrar"). Each entry shall mention the name of the stockholder, his address, the number of shares held and the numbers of the share certificates, if any, representing such shares and such other information required to be included under Article 2:109 ~~NACC~~CC or other applicable law. The Register shall not be open for inspection by third parties or stockholders with respect to shares other than those registered in their name, except with respect to shares that have not been paid in full and except further, with respect to the Registrar, if said Registrar has been requested, or if demand of said Registrar has been made, to disclose any piece of information in the Register and failure to disclose such information would lead to liability of the Registrar. Each stockholder is under the obligation to provide his address to the Company in writing.

7.4. Every transfer and devolution of a share shall be entered in the Register and every such entry shall be signed or otherwise acknowledged by or on behalf of the Board of Directors or by the Registrar.

7.5. The transfer of shares shall be effected by way of a written instrument of transfer ("deed of transfer") signed by the transferor and the transferee and either serving that deed of transfer upon the Company or by written acknowledgment of the transfer by the Company. Acknowledgement occurs by means of a signed annotation on the deed of transfer or a written statement from the Company addressed to the transferee for which purpose a (new) share certificate may serve. If it concerns shares on which an amount still has to be paid up, acknowledgement can only occur on a deed of transfer that has a formally fixed date as required by

applicable law (Article 2:110.2 ~~NACC~~CC). The transfer of shares listed on a stock exchange may also be effected in accordance with the trading system applied by such exchange.

7.6. Shares may be pledged by the holder thereof and a usufruct on shares can be granted, provided that, regardless of the terms of such pledge or usufruct, the Company will not be under the obligation to honor voting rights or rights of distribution of the usufructee or pledgee and provided further that the Company for the purposes of recognizing ownership, the right to vote, the right to receive dividends or other distributions and notices or for any other matter relating to a "stockholder" as set out in these Articles of Incorporation, shall only recognize the registered owner of the shares.

7.7. The provisions of the preceding paragraphs shall also apply in the event of a division of joint ownership.

7.8. If any stockholder shall establish to the satisfaction of the Board of Directors or the Registrar that his share certificate has been lost or destroyed, then, at his request, a duplicate may be issued under such conditions and guarantees (which, if required by the Registrar or the Board of Directors, may include the provision of an indemnity bond issued by an insurance company or other type of financial institution or entity) as the Board of Directors or the Registrar shall determine. By the issuance of the new share certificates on which shall be recorded that it is a duplicate, the old certificate in place of which the new one has been issued shall become null and void. The Board of Directors or the Registrar may authorize the exchange of new share certificates for mutilated share certificates. In such case the mutilated share certificates shall be delivered to the Company and shall be canceled immediately. The cost of a duplicate or new certificate and any proper expenses incurred by the Company in connection with the issuance thereof may, at the option of the Board of Directors or the Registrar, be charged to the stockholder.

MANAGEMENT

Article 8

8.1. The management of all the affairs, property and business of the Company shall be vested in a Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the stockholders by law or by these Articles of Incorporation.

8.2. The Board of Directors may adopt and amend By-laws setting forth the functions and authority of each of the directors, the division of tasks, the designation and authority of one or more committees of the Board of Directors and the way of taking action. Irrespective of the foregoing, the Board of Directors can also limit the management authority of one or more directors. Individual directors shall exercise their powers in accordance with any applicable resolutions of the Board of Directors.

8.3. The directors shall be elected at a general meeting of stockholders by a majority of votes cast, in person or by proxy, by the stockholders entitled to vote; provided, that if as of a date that is five (5) business days in advance of the date the Company files its definitive proxy statement (regardless of whether thereafter revised or supplemented) with the United States Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected, a number of directors not exceeding the authorized number of directors as fixed in accordance with these Articles of Incorporation, shall be elected by a plurality of the voting power of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 8.3, a majority of the votes cast means that the number of votes cast "for" a director must exceed the number of votes cast "against" that director. The Board of Directors shall be authorized to appoint directors to fill any vacancies on the Board of Directors, any such appointment to be effective until the next general meeting of stockholders. The number of persons constituting the whole Board of Directors shall be not less than five (5) nor more than twenty-four (24), as fixed and elected by the general meeting of stockholders. The number of persons constituting the whole Board of Directors shall, until changed at any succeeding general meeting of stockholders, be the number so fixed and elected. Directors may be suspended or dismissed at any general meeting of stockholders. A suspension as referred to in this Article automatically terminates if the person concerned has not been dismissed within two (2) months after the day of suspension. At any general meeting of stockholders at which action is taken to

increase the number of the whole Board of Directors or to suspend or dismiss a director, or at any subsequent general meeting, the stockholders may fill any vacancy or vacancies created by such action.

8.4. Each director shall be elected to serve until the next annual general meeting of stockholders and until his successor shall be elected and qualify, or until his death, resignation or removal.

8.5. Directors need not be ~~Netherlands Antilles citizens or~~ residents of ~~the Netherlands Antilles~~Curacao or stockholders of the Company.

8.6. In the event that one or more of the directors is prevented from or is incapable of acting as a director, the remaining directors (or the remaining director, if there should be only one) may appoint one or more persons to fill the vacancy or vacancies thereby created on the Board of Directors until the next general meeting of stockholders, provided that if at any time the number of directors then in office shall be reduced to less than a majority of the number constituting the whole Board of Directors, the remaining directors or director shall forthwith call a general meeting of stockholders for the purpose of filling the vacancies on the Board of Directors, and provided further that in the event that all of the directors are prevented from or are incapable of acting as directors, the Company shall be temporarily managed by any person or persons previously appointed by the Board of Directors so to act, who shall forthwith call a general meeting of stockholders for the purpose of electing a Board of Directors. Until such general meeting of stockholders is held the person so designated shall only take such acts of management that can not suffer any delay. If no such general meeting of stockholders shall be called, and if no such person shall have been appointed, any person or persons holding in the aggregate at least five percent (5%) of the outstanding shares of common stock of the Company may call a general meeting of stockholders for the purpose of electing a Board of Directors.

8.7. A majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the majority of the directors present in person or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors.

8.8. Meetings of the Board of Directors may be held in or outside ~~the Netherlands Antilles~~Curacao.

8.9. Meetings may be held through telephone conference, video conference or other real time communication allowing all persons participating in the meeting to hear each other or through any other device permitted by then applicable law, and participation in a meeting through any such lawful device or arrangement shall constitute presence at such meeting.

8.10. Directors may in writing, by telegram, telefax, electronic mail or other communication device appoint a proxy to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein. Such proxy must be another director of the Company, provided, however, that at any meeting of the Board of Directors a director may not act as proxy for more than one director.

8.11. When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with if all commercially reasonable efforts have been taken to notify all the directors and if three-fourths of the directors shall consent in writing, by telegram, telefax, electronic mail or other communication device to such action taken or being taken, and provided further that all directors are promptly notified of such action being taken or having been taken.

Article 9

9.1. The Board of Directors shall at least annually elect or appoint the following officers: a Chairman, a Chief Executive Officer, a Secretary and a Treasurer, each to serve until his successor is elected and qualified or until his earlier death, resignation or removal. The Board of Directors from time to time also may elect or appoint a Chief Financial Officer, a President, a Vice Chairman of the Board of Directors, one or more Executive Vice Presidents, one or more Vice Presidents (who may have such additional descriptive designations as the Board of Directors may determine), and any such other officers and agents as it determines proper, all of whom shall hold office at the pleasure of the Board of Directors. The same person may hold any two or more of the aforesaid offices but no officer shall execute, acknowledge or verify an instrument in more than one capacity if such instrument is required by law or by these Articles of Incorporation to be executed,

acknowledged or verified by two or more officers. The Chairman and the Vice Chairman, if any, shall be chosen from among the Board of Directors, but the other officers of the Company need not be members of the Board of Directors.

9.2. The Company shall be represented at law and otherwise, and shall be bound with respect to third parties, by the Board of Directors and by:

(a) any of those directors authorized by the Board of Directors to represent the Company, acting alone, who shall have the following titles and occupy the following offices:

(i) Chairman; or

(ii) Vice-Chairman;

(b) any of the persons, who may, but are not required to, be directors, authorized by the Board of Directors to represent the Company, acting alone, who shall have the following titles and occupy the following offices:

(i) Chief Executive Officer;

(ii) President;

(iii) Chief Financial Officer;

(iv) one or more Executive Vice Presidents;

(v) one or more Vice Presidents;

(vi) Chief Operating Officer;

(vii) Controller;

(viii) Treasurer; or

(ix) Secretary.

9.3. The Board of Directors may also from time to time authorize other persons, who may or may not be directors or officers, to represent the Company, who shall have such titles and occupy such additional offices as the Board of Directors may determine.

9.4. The general meeting of stockholders may grant specific authority to the Chief Executive Officer, the President or any member of the Board of Directors to represent the Company with respect to any particular matter as specified by such general meeting of stockholders.

9.5. The persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided shall, respectively, have such power and authority as the Board of Directors may from time to time grant to the holders of the offices held by them.

9.6. The Board of Directors may grant general or specific authority to additional agents or to committees, giving such agents or committees such general or limited powers or duties as it may deem appropriate.

9.7. In the event of a conflict of interest between the Company and one or more directors, the Company shall be represented as determined from time to time by the Board of Directors.

9.8. The Board of Directors may adopt and may amend and repeal such rules, regulations and resolutions, including By-laws, as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules, regulations and resolutions setting forth the specific powers and duties of the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company. Such rules and regulations and resolutions must be consistent with these Articles of Incorporation.

9.9. The directors, the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

Article 10

10.1. The Company shall have the power, to the extent not prohibited by applicable law, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful. The Company shall indemnify any present or former officer or director of the Company to the fullest extent allowed by the preceding provisions of this paragraph 1 of this Article in the event of a "Change of Control". "Change of Control" means a change in control of the Company which shall be deemed to have occurred if at any time (i) any entity, person or organization is or becomes the legal or beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding shares without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such entity, person or organization attaining such percentage interest; (ii) the Company is a party to a merger, consolidation, share exchange, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any 15-month period, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

10.2. The Company shall have the power, to the extent not prohibited by applicable law, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper. The Company shall indemnify any present or former officer or director of the Company to the fullest extent allowed by the preceding provisions of this paragraph 2 of this Article in the event of a Change of Control, as defined in paragraph 1 of this Article.

10.3. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs 1 and 2 of this

Article, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

10.4. Any indemnification under paragraphs 1 and 2 of this Article (unless ordered by a court) shall be made by the Company only as authorized by contract approved, or by-laws, resolution or other action adopted or taken, by the Board of Directors or by the stockholders or as required by the last sentences of paragraphs 1 prior to the definition of Change of Control and 2 of this Article.

10.5. Expenses (including attorneys' fees) incurred by a present or former director or a present officer in defending any civil or criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized by this Article. Such expenses (including attorneys' fees) incurred by former officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate.

10.6. The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10.7. The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Article.

10.8. For purposes of this Article, reference to the Company shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would have had with respect to such constituent corporation if its separate existence had continued.

10.9. For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Article.

MEETINGS OF STOCKHOLDERS

Article 11

11.1. All general meetings of stockholders shall be held in Curaçao~~ or anywhere else in the Netherlands Antilles~~.

11.2. The annual general meeting of stockholders shall be held within the maximum period allowed under applicable law, on a date determined from year to year by the Board of Directors, for the purpose of electing directors, reporting on the course of business during the preceding fiscal year, approving of the balance sheet and the profit and loss account for the preceding fiscal year and for any other purposes required by law, and for such additional purposes as may be specified in the notice of such meeting.

11.3. Special general meetings of stockholders may be called at any time upon the direction of the Chairman, the Vice Chairman, the Chief Executive Officer, the President or the Board of Directors or by one or more stockholders representing at least ten percent (10%) of the votes that can be cast on the topics they wish to be addressed at such meeting and that have a reasonable interest in having such a meeting convened, in accordance with Article 2:129 ~~NACC~~CC, or by one or more holders of shares representing in the aggregate a majority of the shares then outstanding, or as provided for in Article 8.6.

11.4. Notice of meetings of stockholders, whether annual general meetings or special general meetings, stating the time and place of the meeting, shall be given to the stockholders not less than twenty (20) or more than sixty (60) days prior to the date of the meeting in question by notice to each stockholder at the address thereof appearing in the Register.

11.5. All notices of general meetings of stockholders shall state the matters to be considered at the meeting.

11.6. Without limiting the manner by which notice otherwise may be given effectively to stockholders or directors, any notice given by the Company shall be effective if given by a form of electronic transmission consented to by the person to whom the notice is given. Any such consent shall be revocable by written notice received by the Company.

11.7. Notice given pursuant to paragraph 6 of this Article shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the recipient has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the recipient has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the recipient of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the recipient. An affidavit that the notice has been given by a form of electronic transmission shall, in the absence of fraud or bad faith, be prima facie evidence of the facts stated therein.

11.8. For purposes of these Articles of Incorporation, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof.

Article 12

12.1. Every stockholder has the right to attend any general meeting in person or by proxy, which proxy to the extent permitted by applicable law may be given by electronic transmission, and to address the meeting. Records and other data carriers used in relation to attendance of and voting at general meetings shall be kept during a period of ten (10) years or for the period required by applicable law.

12.2. Each holder of common shares and each holder of preferred shares shall be entitled to one vote for each common share or preferred share held.

12.3. For the purpose of determining stockholders entitled to notice of and to vote at any general meeting of stockholders, or entitled to receive payment of any dividend, or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of shares, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Company may provide that the stock transfer books shall be closed for a stated period or that a record date be fixed. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a general meeting of stockholders, such books shall be closed for at least ten (10) days but not to exceed, in any case, sixty (60) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, in case of a

general meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a general meeting of stockholders, or stockholders entitled to receive payment of a dividend or other distribution or allotment, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend or other distribution or allotment is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of stock transfer books and the stated period of closing has expired.

Article 13

13.1. Except as otherwise provided herein, no action may be taken at any general meeting of stockholders unless a quorum consisting of the holders of at least one-half of the outstanding shares entitling the holders thereof to vote at such meeting are present at such meeting in person or by proxy.

13.2. If a quorum is not present in person or by proxy at any general meeting of stockholders, a second general meeting shall be called in the same manner as such original meeting of stockholders, to be held within two (2) months, at which second meeting, regardless of the number of shares represented (but subject to the provisions of Articles 18, 19 and 21), valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the stockholders despite the absence of a quorum.

13.3. Subject to the provisions of Articles 18, 19 and 21, the vote in favor by a majority of the votes cast (excluding any abstentions) shall be necessary to adopt any resolution at any general meeting of stockholders.

13.4. The Board of Directors from time to time shall appoint a person to preside at general meetings of stockholders.

13.5. At any general meeting of stockholders, a stockholder may vote upon all matters before the meeting, even if the decision to be taken would grant him, in a capacity other than as a stockholder, any right against the Company or would in such other capacity relieve him of any obligation to the Company.

13.6. Shares belonging to a legal entity, if a majority of the shares entitled to vote in the election of directors of such entity are held, directly or indirectly, by the Company, shall neither be entitled to vote nor be counted for quorum purposes, except in the event that such shares are held by such legal entity in a fiduciary capacity for others than for the Company itself.

SEPARATE MEETINGS

Article 14

14.1. Separate meetings of holders of each series of preferred shares (each a "Series Meeting") can be held and may be convened by any two or more members of the Board of Directors.

14.2. Notice of a Series Meeting shall be given not less than ten (10) days prior to the date of the Series Meeting to the address of each holder of preferred shares of the relevant series appearing in the Register.

14.3. The notice shall contain the agenda of the Series Meeting or shall mention that it is deposited for inspection by the holder of the relevant shares at the offices of the Company.

14.4. The Series Meetings do not have to be held in ~~the Netherlands Antilles~~Curacao but may be held in conjunction with any general meeting of stockholders.

14.5. To a Series Meeting all the provisions of these Articles of Incorporation and ~~the laws of the Netherlands Antilles~~Curacao law as to General Meetings of Stockholders shall, mutatis mutandis, apply, if not otherwise provided in this Article.

FISCAL YEAR

Article 15

The fiscal year of the Company shall be the calendar year.

BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

Article 16

16.1. Within the period allowed under applicable law the Board of Directors shall prepare the annual accounts and the annual report with respect to the preceding fiscal year. Subsequently, the annual accounts together with the auditors' report shall be submitted to the stockholders for inspection and approval at the annual general meeting of stockholders in accordance with paragraph 2 of Article 11, together with the annual report. From the date at which the notice of the annual general meeting of stockholders is sent until the close of the annual general meeting of stockholders, the annual accounts together with the auditors' report and the annual report shall be available for inspection by the stockholders at the office of the Company, and at any additional place, if specified in the notice of such meeting.

16.2. The Board of Directors, with due observance of dividend entitlements of the holders of preferred shares, is authorized to allocate such part of the profits to the retained earning reserves as it deems fit.

DISTRIBUTION OF PROFITS

Article 17

17.1. Dividends on the shares of the Company may be declared either in cash, property (including securities) or in shares of the Company, out of the profits of the preceding fiscal year or years then available for distribution. To the extent that profits of any fiscal year which are available for distribution shall not be distributed, they shall be carried forward and, unless extinguished as the result of subsequent operations or otherwise applied by the Board of Directors, shall be available for distribution in any subsequent year or years.

17.2. The Board of Directors has the authority to declare and make distributions out of retained earnings reserves or out of the contributed surplus capital reserves either in cash, property (including securities) or in shares of the Company without the prior approval of the general meeting of stockholders.

17.3. If dividends are to be distributed, the holders of preferred shares shall have preference as to such dividends in accordance with the preferences of such shares as determined at the issuance thereof.

17.4. The Board of Directors may resolve at any time to distribute one or more interim dividends as an advance payment of the dividend expected to be determined by the stockholders at the annual general meeting.

17.5. Any distribution as provided for in the preceding paragraphs can only occur if, at the moment of distribution, the equity of the Company at least equals the nominal capital and as a result of the distribution will not fall below the nominal capital.

DISPOSITION OF THE COMPANY'S ASSETS

Article 18

Notwithstanding any provision of Article 13, any sale or other disposition of all or substantially all of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall be made only pursuant to a resolution duly adopted at a general meeting of stockholders by the holder or holders of at least the majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganization or rearrangement of the Company, or of any of its subsidiaries or of any of its assets in any transaction whereby there shall be no diminution of the beneficial interest of the stockholders of the Company in such assets.

LIQUIDATION

Article 19

Notwithstanding any provision of Article 13, any resolution providing for the dissolution, liquidation or winding up of the Company shall be valid only if duly adopted at a general meeting of stockholders by the holder or holders of at least a majority of the shares at the time outstanding and entitled to vote, the notice of which meeting shall have specified the nature of any such resolution to be voted upon at such meeting.

BUY OUT

Article 20

Any one person, or any two or more legal entities belonging to the same group, holding shares representing at least ninety percent (90%) of the equity of the Company can require the remaining stockholders to transfer their shares as provided by and in accordance with the provisions of Article 2:250 ~~NACC~~CC.

AMENDMENTS

Article 21

21.1. Notwithstanding any provision of Article 13, these Articles of Incorporation may be amended only pursuant to a resolution duly adopted at a general meeting of stockholders by the holder or holders of at least the majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have set forth the exact text of the proposed amendment or amendments or shall have stated that a copy of such text has been deposited at the office of the Company in Curaçao for inspection by the stockholders of the Company, and shall remain available for inspection until the conclusion of said meeting.

21.2. Any amendment to these Articles of Incorporation that would increase or decrease the authorized number of preferred shares or par value thereof, or the number of shares of any series thereof, or that would alter or change the powers, preferences or any special rights of the preferred shares, or of any series thereof, so as to affect them adversely, shall require the approval of the holders of a majority of all preferred shares, or of the preferred shares of the series adversely affected (voting together as a single class), as the case may be.

OFFICIAL LANGUAGE

Article 22

The official language of these Articles of Incorporation shall be the English language.

SCHLUMBERGER LIMITED
5599 SAN FELIPE, 17TH FLOOR
HOUSTON, TX 77056

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SCHLUMBERGER LIMITED

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees:	For	Against	Abstain
1a. P. CAMUS	☐	☐	☐
1b. P. CURRIE	☐	☐	☐
1c. A. GOULD	☐	☐	☐
1d. T. ISAAC	☐	☐	☐
1e. K. V. KAMATH	☐	☐	☐
1f. N. KUDRYAVTSEV	☐	☐	☐
1g. A. LAJOUS	☐	☐	☐
1h. M. E. MARKS	☐	☐	☐
1i. E. MOLER	☐	☐	☐
1j. L. R. REIF	☐	☐	☐
1k. T. I. SANDVOLD	☐	☐	☐
1l. H. SEYDOUX	☐	☐	☐
1m. P. KIBSGAARD	☐	☐	☐
1n. L. S. OLAYAN	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. To approve the advisory resolution on executive compensation.	☐	☐	☐

The Board of Directors recommends you vote 2 years on the following proposal:

	3 Years	2 Years	1 Year	Abstain
3. Advisory vote on the frequency of future advisory votes on executive compensation.	☐	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
4. To approve the amendment to the Company's Articles of Incorporation to increase the authorized common share capital.	☐	☐	☐
5. To approve the amendments to the Company's Articles of Incorporation to clarify the voting standard in contested director elections and to make certain other changes.	☐	☐	☐
6. To approve the Company's financial statements and declaration of dividends.	☐	☐	☐
7. To approve the appointment of the independent registered public accounting firm.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M29713-P05197

SCHLUMBERGER LIMITED (SCHLUMBERGER N.V.)

Proxy Solicitation on Behalf of the Board of Directors

Annual General Meeting of Stockholders
April 6, 2011

The undersigned hereby appoints Robin van Bokhorst, Aede Gerbranda, Martijn Moerdijk and Margo Troll-Weusten, and each of them, as proxies, each with the power of substitution, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Schlumberger Limited (SCHLUMBERGER N.V.) that the undersigned is entitled to vote at the Annual General Meeting of Stockholders to be held at the Avila Beach Hotel, Penstraat 130, Willemstad, Curacao on April 6, 2011, at 10:30 a.m. Curacao time and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF EACH OF THE NOMINEES LISTED IN ITEM 1, 2 YEARS WITH RESPECT TO ITEM 3 AND FOR ITEMS 2, 4, 5, 6 AND 7. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF STOCKHOLDERS, THE PERSONS NAMED IN THIS PROXY WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

Continued and to be signed on reverse side